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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Filed Pursuant to Rule 424(b)(4)
Registration No. 333-189772
and Registration No. 333-190418

        PROSPECTUS

5,125,000 Shares

YuMe, Inc.

Common Stock
$9.00 per share

        This is the initial public offering of our common stock. We are selling 5,125,000 shares of common stock.

        Certain selling stockholders have granted the underwriters an option to purchase up to 768,750 additional shares of common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders.

        Our common stock has been approved for listing on the New York Stock Exchange under the symbol "YUME."

        We are an "emerging growth company" as defined under federal securities laws. Investing in our common stock involves risks. See "Risk Factors" beginning on page 12.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$9.00	$46,125,000
Underwriting Discount	$0.63	$3,228,750
Proceeds to Us (before expenses)(1)	$8.37	$42,896,250

(1)
See "Underwriting."

        The underwriters expect to deliver the shares to purchasers on or about August 12, 2013 through the book-entry facilities of The Depository Trust Company.

Citigroup	Deutsche Bank Securities
Barclays

Needham & Company	Piper Jaffray

August 6, 2013

Evolution of TV ADVERTISING

YESTERDAY

TODAY

YuMe

The Science Behind Influence.™

Redefining TV Brand Advertising
Influence of TV
Science of Digital

        We are responsible for the information contained in this prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the selling stockholders and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

i

SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth under the sections "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," in each case included in this prospectus. Unless the context otherwise requires, we use the terms "YuMe," "Company," "we," "us" and "our" in this prospectus to refer to YuMe, Inc. and, where appropriate, our consolidated subsidiaries.

Our Company

        We are a leading independent provider of digital video brand advertising solutions. Our proprietary technologies serve the specific needs of brand advertisers and enable them to find and target large, brand-receptive audiences across a wide range of Internet-connected devices and digital media properties. Our software is used by global digital media properties to monetize professionally-produced content and applications. We facilitate digital video advertising by dynamically matching relevant audiences available through our digital media property partners with appropriate advertising campaigns from our advertising customers. Our leadership, based on proprietary technologies, brand-specific advertising solutions, large software install base and data assets, is reflected in our wide audience reach, with over 257 million monthly unique viewers worldwide during May 2013, and our large customer base that includes 64 of the top 100 U.S. advertisers.

        We help our advertising customers overcome the complexities of delivering digital video advertising campaigns in a highly fragmented environment where dispersed audiences use a growing variety of Internet-connected devices to access thousands of online and mobile websites and applications. In 2012, we delivered over eight billion video advertising impressions across personal computers, smartphones, tablets, set-top boxes, game consoles, Internet-connected TVs and other devices. Our video ads run when users choose to view video content on their devices. On each video advertising impression, we collect dozens of data elements that we use for our advanced audience modeling algorithms that continuously improve our brand-targeting effectiveness.

        We believe our digital video brand advertising solution exceeds the efficacy and enhances the reach of traditional television advertising. The global television advertising market was approximately $193 billion in 2012, according to Magna Global. The digital video advertising market is expected to reach approximately $15 billion in global annual spend by 2016, according to Frost & Sullivan. We believe deployment of our solutions will accelerate the shift of advertising budgets from television to digital video. Additionally, we believe that audience fragmentation in the digital video market will continue, and technologies will continue to diverge, making delivery of television-like video advertisements to large-scale digital audiences increasingly difficult and complex. Our technology solutions address these challenges, enhancing the opportunity for brand advertisers to capture targeted, TV-scale digital audiences.

        Our solutions are purpose-built for the digital video brand advertising market and professional digital media property owners. As with traditional television, digital video enables brand advertisers to reach large audiences with impactful messages combining sight, sound and motion. We give digital media property owners the technology they need to deliver video advertisements to fragmented audiences across multiple devices, and we aggregate those audiences into cohesive, TV-scale audiences for brand advertisers. During May 2013, our technology enabled us to reach over 155 million monthly unique viewers in the United States and 257 million monthly unique viewers worldwide. To do this, our sophisticated data-science capabilities and advertising management platform and software are customized to deliver ads for a growing variety of Internet-connected devices. For example, our

Placement Quality Index, or PQI, contextual scoring system uses data algorithms to assess the quality of ad placements and optimize placements to maximize brand advertising results. In addition, our Audience Amplifier machine-learning tool uses those brand results in its correlative data models to find audiences that we expect to be receptive to specific brand messages.

        Digital media properties license our technology to deliver digital video advertisements to their audiences, and we apply our data science capabilities to ascribe characteristics to those audiences that will be relevant to particular advertisers. In combination, these capabilities allow us to deliver ads to audiences that we expect to be receptive to specific brand messages. We generate results that are relevant to brand advertisers, such as brand awareness, message recall, brand favorability and purchase intent, based on the viewer data that we collect through viewer surveys and our YuMe Audience Aware Software Development Kits, or YuMe SDKs.

        Over our eight-year operating history we have amassed a vast amount of data derived from our large software installed base of YuMe SDKs that are embedded in online and mobile websites and entertainment applications residing on millions of personal computers, smartphones, tablets, Internet-connected TVs and other devices. This allows us to deliver television-like ads, enhanced and customized for each specific device type, and collect valuable advertisement viewership data. We estimate that we collected over 200 billion data points from ad impressions we delivered in 2012. As we grow our audience and advertiser footprint, we are able to collect even more data, which in turn enables us to improve the efficacy of our targeting models, further improving the utility of our solutions and driving additional adoption.

        We generate revenue by delivering digital video advertisements on Internet-connected devices. Advertising customers submit ad insertion orders to us and we fulfill those orders by delivering their digital video advertisements to audiences available through digital media properties, a process that we refer to as an advertising campaign. From 2007 to 2012, we ran over 21,000 advertising campaigns. We are typically paid on a cost per thousand impressions, or CPM, basis, of which we generally pay digital media properties a negotiated percentage. Our customers primarily consist of large global brands and their advertising agencies. In the twelve months ended March 31, 2013, our customers included 64 of the top 100 U.S. advertisers in 2012 as ranked by Advertising Age magazine, or the AdAge 100, such as American Express, AT&T, GlaxoSmithKline, Home Depot and McDonald's.

        During the three months ended March 31, 2013 our revenue was $26.6 million, a 33% increase over the same period in 2012, while our gross margin expanded to 45% from 43%. We recorded a net loss of $3.3 million and adjusted EBITDA of $(1.6) million for the three months ended March 31, 2013, compared with a net loss of $1.5 million and adjusted EBITDA of $(0.5) million for the three months ended March 31, 2012. In 2012, our revenue was $116.7 million, a 70% increase over 2011, while our gross margin expanded to 46% from 38%. We recorded net income of $6.3 million and adjusted EBITDA of $11.8 million in 2012, and a net loss of $11.1 million and adjusted EBITDA of $(7.4) million in 2011. For information on adjusted EBITDA, and a reconciliation of adjusted EBITDA to net income (loss) on the basis of accounting principles generally accepted in the United States, or GAAP, please refer to "Selected Consolidated Financial Data."

Key Factors Shaping the Digital Video Advertising Market

        We believe the key factors shaping the digital video advertising market include:

        Proliferation of video capable, Internet-connected devices.    Advances in video technology and ubiquitous high speed Internet access are driving increased access to digital video through personal computers, smartphones, tablets, Internet-connected TVs and other devices. These devices are accessible at different places and at different times of day, rather than concentrated in the home during "prime-time" hours, resulting in new opportunities for advertisers to use digital video ads.

        Decline in television viewing share.    While traditional television still dominates video entertainment, the share of time spent watching television has declined over the past fifteen years in favor of digital screens. According to Magna Global, the TV share of weekly media time spent decreased to 45% in 2012 from 73% in 1995. This preference for video consumption other than through traditional television is most pronounced with multi-device owners and in the key demographic of 18 to 44 year olds, according to a 2012 study by Econsultancy on behalf of the Interactive Advertising Bureau.

        Large, diverse audiences.    With hundreds of millions of unique viewers worldwide, digital video reaches mass audiences. However, these audiences view a more diverse set of content compared to traditional TV audiences. Consumers watch hundreds of TV and cable channels but they view digital video content through tens of thousands of online and mobile websites and applications.

        Lack of unifying technologies.    The digital video ecosystem consists of digital media properties, network operators, hardware manufacturers and software providers and a multitude of different devices, operating systems, technologies and policies. While creating opportunities for advertisers, this complexity makes the deployment and measurement of advertising campaigns more difficult.

        Diminishing returns of TV advertising.    We believe that television advertising has diminishing returns in its ability to reach additional viewers. According to comScore, a brand trying to reach its audience through television alone will find that investing more advertising dollars merely increases frequency with the same audience rather than building incremental reach to new audiences.

The Challenges Facing Brand Advertisers

        Brand advertisers face multiple challenges in running effective digital video brand advertising campaigns, including:

        Accessing dispersed audiences.    While the audience for digital video is large in the aggregate, it is highly fragmented. Brand advertisers accustomed to running campaigns on TV and cable networks face the challenge of reaching digital video users across tens of thousands of online and mobile websites and applications. Further, these audiences use many different device types, formats and operating systems, creating challenges for brand advertisers to reach the audience scale they require with high impact advertisements.

        Identifying brand-receptive audiences at scale.    While online digital media affords a significantly greater degree of precision targeting capabilities compared to traditional media, identifying brand-receptive audiences on a large scale is vastly more complex.

        Delivering targeted ads with the desired context.    Diverse content, a multitude of device types, disparate consumption patterns and different levels of content quality are some of the factors that make contextual targeting more difficult in digital video than on television.

        Inadequacy of direct response digital ad solutions.    Brand advertisers seek digital video advertising solutions that are tailored to brand-oriented planning and measurement objectives such as brand awareness, message recall, brand favorability and purchase intent. However, most digital advertising solutions today were built to service the direct response market, which is designed to compel specific online actions. Digital video advertising solutions that have been adapted from those technologies make it difficult for brand advertisers to measure and optimize digital campaigns with brand-oriented goals.

        Conducting integrated campaigns.    Conducting integrated advertising campaigns that combine digital video and traditional media is complex. Integrated campaigns require advertisers to manage the complexity of disparate media buying and measurement systems in an efficient manner.

The YuMe Solution

        Our solutions are built for brand advertisers and professional digital media property owners that produce content and applications. We have built our software solutions and data-science capabilities to deliver reliable results for brand advertisers and monetization for digital media property owners. Our video ads run when users choose to view video content on their devices. We deliver television-like video advertisements, the vast majority of which are prominently displayed before the chosen video content is displayed. We deliver these ads to audiences across Internet-connected devices and platforms. With our data-science capabilities, including data collection and sophisticated analytics, our advertiser customers reach large-scale, brand-receptive audiences, and digital media property owners capture brand advertising revenue with their content and applications.

        We have developed our solutions on three pillars: embed, learn and deliver. We embed our YuMe SDKs as part of online and mobile websites and applications residing on millions of personal computers, smartphones, tablets, Internet-connected TVs and other devices, yielding valuable data; we learn from that data to build our audience and contextual targeting models; and using our platform we deliver ads to audiences that we expect to be receptive to specific brand messages.

        We believe our comprehensive solutions have advantages that other solutions cannot offer. Our end-to-end solutions, including customized YuMe SDKs, first party data collection and data-science capabilities, a brand-centric video advertising platform and a consultative sales force, combine to make each component more valuable. Our Placement Quality Index expands the digital brand advertising market by identifying digital media properties whose content and applications have not previously captured brand advertising campaigns, enabling them to optimize their inventory to deliver brand value.

        Our solutions:

        Aggregate large fragmented audiences.    Through our embedded YuMe SDKs, we aggregate millions of digital video viewers on over 1,500 digital media properties, across personal computers, smartphones, tablets, Internet-connected TVs and other devices. The YuMe SDKs, which are customized for individual devices, allow us to deliver relevant and distinct video ad experiences to different devices and audiences, while simultaneously collecting device, content and audience-specific data on the brand performance of those ad placements.

        Reach brand-receptive audiences at scale.    Our Audience Amplifier tool applies machine-learning technology to first party data that we collect from the YuMe SDKs, in order to identify viewers within our aggregated audience who we expect to be receptive to specific brand messages. We refer to these viewers as brand-receptive audiences. We use characteristics of these audiences to identify additional viewers that may deliver similar or better brand receptivity.

        Deliver targeted ads in valuable brand contexts.    Our contextual targeting capabilities are designed to ensure that brand advertisements are delivered in the relevant context alongside high-quality content. At the core of our contextual targeting technology is our PQI, an extensible set of scoring and targeting algorithms that use data collected by our YuMe SDKs to optimize all aspects of video advertising.

        Help digital media property owners capture brand dollars.    Digital media property owners who use our YuMe for Publishers platform, or YFP, get a comprehensive system for creating, managing, monetizing and measuring cross-platform digital video brand advertising inventory. Using YFP, digital media property owners monitor, in real-time, how their content is valued, how it performs for brand advertising buyers and how much revenue they have generated based on that performance.

        Measure and optimize campaigns based on brand metrics.    Our YuMe SDKs enable us to collect first party campaign data, such as player size and completion rate, and to survey viewers for information about factors such as message recall and brand favorability.

        Deliver impactful device-specific ads.    Our YuMe SDKs and video advertisements are customized for every digital device, so we can utilize specific characteristics of each device to deliver new and impactful video ads.

        Augment TV advertising spend.    When deployed as part of an integrated digital video and TV campaign, our solutions enable broader reach and better results than TV campaigns alone.

Our Competitive Strengths

        We believe the following competitive strengths differentiate us and serve as barriers for others seeking to enter our market:

        Brand-specific advertising solutions.    Since our founding, we have been solely focused on solving digital video brand advertising problems. We have invested significant resources to design and build our solutions to help brand advertisers reach appropriate brand-receptive audiences, and to measure and optimize their digital video campaigns using brand-centric metrics. In addition, through our eight-year operating history, we have amassed a depth of knowledge and expertise on brand advertising delivery and performance, embodied in our proprietary technologies and algorithms, that we believe is difficult to replicate. By contrast, some of our competitors offer solutions adapted from direct response and other traditional online advertising technologies that optimize around single variables, such as click-through-rate, and do not address the technical complexities and multiple variables associated with brand-receptivity.

        Large software installed base and data assets.    Our YuMe SDKs are distributed through online and mobile websites and applications residing on millions of personal computers, smartphones, tablets, Internet-connected TVs and other devices. As we grow our audience and advertiser footprint, we are able to collect more data, which in turn enables us to improve the efficacy of our targeting models, further improving the utility of our solutions, and driving additional adoption.

        Differentiated data-science capabilities.    We have assembled a broad set of data collection, analytic and measurement capabilities tuned for the delivery of effective digital video brand advertisements to large, fragmented audiences. We believe our approach of combining first party data (collected by YuMe), second party data (collected by digital media properties) and third party data (licensed from third parties) with brand-centric machine learning techniques and sophisticated algorithms is unique in the market.

        First party data collection.    We believe our first party data, including survey and YuMe SDK generated data, positions us well compared to traditional digital advertising solutions that tend to rely on third party data. We believe first party data is a more accurate and dependable measurement of a particular audience than second and third party data, making it more valuable to brand advertisers.

        Top-tier brand advertisers.    In the twelve months ended March 31, 2013, our customers included 64 of the AdAge 100, such as American Express, AT&T, GlaxoSmithKline, Home Depot and McDonald's. In 2012, the AdAge 100 spent $104.5 billion on advertising in the United States alone, according to Advertising Age magazine.

        Scalable business model with significant operating leverage.    We benefit from operating leverage through our technology, sales organization and digital media property relationships. As each customer spends more with us, and as we collect more data, our technology continuously optimizes brand results for that customer. This helps us improve return on investment for our customers and positions us to capture a larger share of their marketing spend in a cost-effective manner. In addition, we are able to improve the efficiency of our sales force and better manage our traffic acquisition costs to improve our margins.

        Independent market position.    Our solutions are independent of market participants such as digital media property owners, device manufacturers, software developers and operating system providers. We believe this enables us to better serve brand advertisers, as we are able to offer them access to large-scale audiences, eliminating fragmentation, regardless of how those viewers consume digital video content.

Our Growth Strategy

        We seek to extend our leadership position in digital brand advertising by pursuing the following strategies:

        Continue to invest in YuMe SDK technology to amass large brand audiences.    We will continue to customize our YuMe SDKs to address different device types and device specific audiences in order to aggregate audiences in ways that are meaningful for brand advertisers and valuable for digital media properties.

        Enhance our PQI capabilities.    We utilize our core technologies to generate brand value and digital media property monetization. Over time, as we share the results of PQI-based campaigns, we believe we can further improve both brand value and digital media property monetization.

        Continue to enhance our audience and contextual targeting capabilities.    We believe there is significant untapped value in the first party data assets we have accumulated and we plan to continue to invest in data-mining capabilities and analytics to gain further insight and improve our targeting capabilities, enabling us to attract new advertisers and expand our business with existing customers.

        Increase share of advertising budgets with existing customers.    Many of our customers are in the early stages of deploying digital video advertising. We continuously work to capture a larger share of advertising budgets from our existing customers. Additionally, many of our advertisers and the agencies that represent them own or manage multiple distinct brands, and we seek to expand the portfolio of their brands for which we deploy campaigns.

        Acquire new customers.    Many brand advertisers have not yet deployed digital video advertising. We plan to continue to grow our sales force and our marketing efforts to reach new potential customers and expand awareness of our differentiated technology solutions.

        Expand our global footprint.    We plan to extend our success into new geographies where conditions favor development of a digital video brand advertising market.

        Pursue strategic acquisitions.    We may from time to time acquire complementary businesses and technologies that enhance our position in the digital video advertising markets in the U.S. and internationally.

Risks Associated with Our Business

        Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the "Risk Factors" section of this prospectus immediately following this prospectus summary. These risks include, among others:

  •
  History of net losses that may make it difficult to achieve or maintain profitability in the future;

  •
  Limited operating history that may make it difficult to evaluate our business and prospects;

  •
  Quarterly operating results that fluctuate and are difficult to predict;

  •
  Seasonal fluctuations in digital video advertising activity, which could adversely affect our cash flow;

  •
  Depending on a single customer for a substantial portion of our revenue;

  •
  Depending on advertising agencies as intermediaries; and

  •
  Intensely competitive nature of the industry.

Corporate Information

        We were incorporated under the laws of Delaware on December 16, 2004. Our principal executive office is located at 1204 Middlefield Road, Redwood City, CA 94063. Our telephone number is (650) 591-9400. Our website address is www.yume.com. Information contained in, or accessible through, our website does not constitute a part of, and is not incorporated into, this prospectus.

        "YuMe," the YuMe Y TV logo, "Audience Amplifier," "Audience-Aware SDK," "Placement Quality Index," "PQI," "The Science Behind Influence" and our other logos or product names are our registered or common law trademarks in the United States and some other countries. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	5,125,000 shares
Common stock to be outstanding after this offering	31,802,355 shares
Over-allotment option offered by the selling stockholders	768,750 shares
Use of proceeds

We currently intend to use the net proceeds to us from this offering primarily for general corporate purposes, including working capital. We may also use a portion of the net proceeds for the acquisition of, or investment in, complementary technologies, assets or businesses, although we have no present commitments or agreements to enter into any acquisitions or investments. See "Use of Proceeds" on page 39.

New York Stock Exchange symbol	"YUME"

        The number of shares of common stock outstanding after this offering is based on 26,677,355 shares outstanding as of March 31, 2013, and excludes:

  •
  4,393,780 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2013, with a weighted average exercise price of $4.04 per share;

  •
  475,589 shares of common stock issuable upon exercise of options to purchase common stock granted between April 1 and August 2, 2013, with a weighted average exercise price of $9.59 per share;

  •
  53,983 shares of common stock issuable upon the exercise of convertible preferred stock warrants outstanding as of March 31, 2013 that will convert into warrants to purchase shares of common stock upon closing of this offering, with a weighted average exercise price of $1.48 per share; and

  •
  4,007,865 shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan and 2013 Employee Stock Purchase Plan, which will become effective on the date of this prospectus and will contain provisions that automatically increase the number of shares reserved for issuance each year, as more fully described in "Executive Compensation—Employee Benefit Plans." The 4,007,865 shares reserved for issuance includes shares of common stock available for issuance under our 2004 Stock Plan that will be added to the shares reserved under our 2013 Equity Incentive Plan and includes 1,059,267 shares of common stock that will be issuable upon the exercise of stock options with an exercise price per share equal to the initial public offering price in this offering.

        Except as otherwise indicated, information in this prospectus reflects or assumes:

  •
  the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 21,840,537 shares of common stock, which will occur automatically upon the closing of this offering;

  •
  the conversion of all outstanding warrants to purchase 323,904 shares of convertible preferred stock into warrants to purchase 53,983 shares of common stock;

  •
  a 1-for-6 reverse split of common stock, effected on July 24, 2013;

  •
  the filing of our restated certificate of incorporation and the effectiveness of our restated bylaws, which will occur immediately prior to the closing of this offering; and

  •
  no exercise of the underwriters' over-allotment option.

Summary Financial and Other Data

        The following tables summarize our consolidated financial and other data. You should read this summary consolidated financial data together with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

        We have derived the consolidated statements of operations data for the years ended December 31, 2010, 2011 and 2012 from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2012 and 2013 and the consolidated balance sheet data as of March 31, 2013 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. We have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair statement of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that should be expected in the future.

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$51,872	$68,565	$116,744	$20,069	$26,612
Cost of revenue(1)	31,565	42,787	62,985	11,489	14,553

Gross profit	20,307	25,778	53,759	8,580	12,059
Operating expenses:
Sales and marketing(1)	13,212	23,416	31,385	7,102	10,217
Research and development(1)	1,862	2,734	2,766	652	1,000
General and administrative(1)	5,263	10,596	12,466	2,349	3,938

Total operating expenses	20,337	36,746	46,617	10,103	15,155
Income (loss) from operations	(30)	(10,968)	7,142	(1,523)	(3,096)
Other income (expense), net:
Interest expense	(54)	(164)	(117)	(34)	(19)
Other income (expense), net	(171)	(19)	(147)	—	(192)

Total other expense, net	(225)	(183)	(264)	(34)	(211)

Income (loss) before income taxes	(255)	(11,151)	6,878	(1,557)	(3,307)
Income tax (expense) benefit	(111)	62	(612)	65	(31)

Net income (loss)	$(366)	$(11,089)	$6,266	$(1,492)	$(3,338)

Net income (loss) attributable to common stockholders	$(366)	$(11,089)	$89	$(1,492)	$(3,338)

Net income (loss) per share attributable to common stockholders:
Basic	$(0.11)	$(3.04)	$0.02	$(0.33)	$(0.69)
Diluted	$(0.11)	$(3.04)	$0.02	$(0.33)	$(0.69)
Weighted-average number of shares used in computing net income (loss) per share attributable to common stockholders:
Basic	3,260	3,650	4,716	4,527	4,828
Diluted	3,260	3,650	5,545	4,527	4,828
Pro forma net income (loss) per share (unaudited)(2):
Basic			$0.25		$(0.13)
Diluted			$0.24		$(0.13)
Weighted average shares used in computing pro forma net income (loss) per share (unaudited):
Basic			25,904		26,462
Diluted			26,773		26,462

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands, except per share data)
Other Financial Data:
Adjusted EBITDA(3)	$1,585	$(7,422)	$11,820	$(460)	$(1,617)

(1)
Employee and non-employee stock-based compensation expense included in the consolidated statement of operations data above was as follows:

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)
Cost of revenue	$14	$68	$128	$25	$30
Sales and marketing	554	981	1,215	294	341
Research and development (excluding capitalized internally developed software)	13	65	184	17	70
General and administrative	279	354	515	93	204

Total employee stock-based compensation	$860	$1,468	$2,042	$429	$645

(2)
Pro forma basic and diluted net income per share have been calculated assuming the conversion of all outstanding shares of convertible preferred stock into shares of common stock as of the beginning of the applicable period or the original issuance, if later. See Note 14, "Net Income (Loss) per Share," in Notes to Consolidated Financial Statements for a description of the method used to compute basic and diluted net income (loss) per share attributable to common stockholders and pro forma basic and diluted net income (loss) per share.

(3)
We define adjusted EBITDA as net income (loss) plus income tax (expense) benefit, interest expense, depreciation and amortization, and stock based compensation. Please see "Selected Consolidated Financial Data—Adjusted EBITDA" for more information and for the reconciliation of adjusted EBITDA to net income (loss), which is the most directly comparable financial measure calculated in accordance with GAAP.

	As of March 31, 2013
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$26,834	$26,834	67,130
Property, equipment and software, net	5,657	5,657	5,657
Working capital	45,400	45,400	85,696
Total assets	80,472	80,472	120,768
Capital lease obligations, long term	159	159	159
Convertible preferred stock	76,191	—	—
Total stockholders' equity (deficit)	(17,878)	58,642	98,938

(1)
The pro forma column reflects (i) the automatic conversion of all outstanding shares of preferred stock into 21,840,537 shares of common stock, and (ii) the reclassification of the preferred stock warrant liability to additional paid-in capital, each to be effective immediately prior to the closing of this offering.

(2)
The pro forma as adjusted column reflects all adjustments included in the pro forma column and gives effect to the sale by us of 5,125,000 shares of common stock offered by this prospectus at the initial public offering price of $9.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Recent Developments

        Our consolidated financial information for the three months ended June 30, 2013, discussed below is preliminary, based on currently available information and management estimates, and subject to the completion of our financial close process. Accordingly, these results may change and the changes may be material. The preliminary consolidated financial information included in this prospectus has been prepared by and is the responsibility of our management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary consolidated financial information. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

  Revenue

        We expect revenue for the three months ended June 30, 2013 to be between $33.9 million and $34.2 million, compared to $25.2 million for the three months ended June 30, 2012. The $8.7 million to $9.0 million, or 35% to 36%, increase in revenue is primarily due to an increase in the number of customers purchasing our digital video solutions, and an increase in the average revenue per direct advertising customer.

  Gross profit

        We expect gross profit for the three months ended June 30, 2013 to be between $15.3 million and $15.6 million, or 45% to 46% of revenue, compared to $11.5 million, or 46% of revenue, for the three months ended June 30, 2012. The $3.8 million to $4.1 million, or 33% to 36%, increase in gross profit is primarily due to increased revenues noted above as gross margin remained flat.

  Net loss

        We expect net loss for the three months ended June 30, 2013 to be between $1.2 million and $1.5 million, compared to net income of $0.1 million for the three months ended June 30, 2012. The $1.3 million to $1.6 million decrease in net income is primarily a result of our continued investment in growing the business, which includes increased sales and marketing, research and development and general and administrative expenses, partially offset by the increase in revenue.

  Adjusted EBITDA

        We expect adjusted EBITDA for the three months ended June 30, 2013 to be between $0.3 million and $0.6 million, compared to $1.6 million for the three months ended June 30, 2012. Our adjusted EBITDA estimate is calculated based on estimated net loss of $1.2 million to $1.5 million, plus estimated depreciation and amortization of $1.0 million, estimated stock-based compensation of $0.7 million, and estimated income taxes of $0.1 million. Adjusted EBITDA for the three months ended June 30, 2012 is based on net income of $0.1 million, plus income tax expense of $0.2 million, depreciation and amortization of $0.7 million, and stock-based compensation of $0.6 million. For the definition of adjusted EBITDA, which is a non-GAAP financial measure, see "Selected Financial Data."

        The data presented above reflects our preliminary estimates based solely upon information available to us as of the date of this prospectus, and is not a comprehensive statement of our financial results or position as of or for the three months ended June 30, 2013. Our actual second quarter results will not be available until after this offering is completed, and may differ materially from our preliminary estimates. Accordingly, you should not place undue reliance upon our preliminary estimates. For example, during the course of the preparation of our financial statements and related notes for the three months ended June 30, 2013, additional items that would require material adjustments to be made to the preliminary estimated financial information presented above may be identified. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. See "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

RISK FACTORS

        Investing in our common stock involves a high degree of risk. Before you invest in our common stock, you should carefully consider the following risk factors, as well as general economic and business risks, and all of the other information contained in this prospectus. Any of the risks or uncertainties described below could have a material adverse effect on our business, operating results and financial condition and cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto. Also note that the risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties of which we are unaware, or that we currently believe are not material, also may become important factors that negatively affect us.

Risks Related to Our Business and Our Industry

    We have incurred significant net losses, and we may not be profitable in the future.

        We incurred net losses of $0.4 million, $11.1 million, $1.5 million and $3.3 million in 2010 and 2011 and for the three months ended March 31, 2012 and 2013, respectively. We had net income of $6.3 million in 2012. We had an accumulated deficit of $25.3 million as of March 31, 2013. In past periods we have not generated sufficient revenue to offset operating expenses, which may occur in future periods as well. Although our revenue has increased substantially in recent periods, it is likely that we will not be able to maintain this rate of revenue growth as a result of a variety of factors, including increased competition and the maturation of our business, and we cannot assure you that our revenue will continue to grow or will not decline. We expect to invest heavily in our operations to support anticipated future growth; as a result, our operating expenses will increase substantially and to be profitable we will need to increase our revenue sufficiently to offset these higher expenses. You should not consider our historical revenue growth or operating expenses as indicative of our future performance. If our revenue growth rate declines or our operating expenses exceed expectations, our financial performance will be adversely affected. Further, if our future growth and operating performance fail to meet investor or analyst expectations, it could have a materially negative effect on our stock price.

    Our limited operating history makes it difficult to evaluate our business and prospects and may increase your investment risk.

        We commenced operations in 2004 and, as a result, we have only a limited operating history upon which you can evaluate our business and prospects. Although we have experienced significant revenue growth in recent periods, it is likely that we will not be able to sustain this growth. Because the digital video advertising industry is relatively new, we will encounter risks and difficulties frequently encountered by early-stage companies in rapidly evolving industries, including the need to:

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  Maintain our reputation and build trust with advertisers and digital media property owners;

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  Offer competitive pricing to advertisers and digital media properties;

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  Maintain and expand our advertising inventory;

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  Deliver advertising results that are superior to those that advertisers or digital media property owners could achieve through the use of competing providers or technologies;

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  Continue to develop and upgrade the technologies that enable us to provide our solutions;

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  Respond to evolving government regulations relating to the Internet, telecommunications, mobile, privacy, marketing and advertising aspects of our business;

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  Identify, attract, retain and motivate qualified personnel; and

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  Manage expanding operations, including our international expansion.

        If we do not successfully address these risks, our revenue could decline, our costs could increase, and our ability to pursue our growth strategy and attain profitability could be compromised.

    Our quarterly operating results fluctuate and are difficult to predict, and our results are likely to fluctuate and be unpredictable in the future, so our operating results could fall below our expectations or investor expectations.

        Our operating results are difficult to predict, particularly because we generally do not have long-term arrangements with our customers, and have historically fluctuated. Our future operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are beyond our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past operating results as an indication of our future performance. Factors that may affect our quarterly operating results include:

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  Seasonal patterns in advertising;

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  The addition and loss of new advertisers and digital media properties;

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  Our variable and unpredictable transaction-based sales cycle;

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  Changes in demand for our solutions;

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  Advertiser cancellation of insertion orders;

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  Changes in the amount, price and quality of available advertising inventory from digital media properties;

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  The timing and amount of sales and marketing expenses incurred to attract new advertisers and digital media properties;

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  Changes in the economic prospects of advertisers or the economy generally, which could alter advertisers' spending priorities, or could increase the time it takes us to close sales with advertisers;

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  Changes in our pricing policies or the pricing policies of our competitors, and changes in the pricing of digital video advertising generally;

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  Changes in governmental regulation of the Internet, wireless networks, mobile platforms, digital video brand or mobile advertising, or the collection, use, processing or disclosure of device or user data;

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  Costs necessary to improve and maintain our technologies;

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  Timing differences between our payments to digital media property owners for advertising inventory and our collection of advertising revenue related to that inventory; and

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  Costs related to acquisitions of other businesses.

        Our operating results may fall below the expectations of market analysts and investors in some future periods. If this happens, even temporarily, the market price of our common stock may fall.

    Seasonal fluctuations in digital video advertising activity could adversely affect our cash flows.

        Our cash flows from operations vary from quarter to quarter due to the seasonal nature of advertiser spending. For example, many advertisers devote a disproportionate amount of their advertising budgets to the fourth quarter of the calendar year to coincide with increased holiday purchasing. In addition, we acquire advertising inventory on a guaranteed basis, or at a fixed price, in order to meet the anticipated increased demand in the fourth quarter. To date, these seasonal effects have been masked by our rapid revenue growth and other factors, such as episodic political campaign advertising spending. However, if and to the extent that seasonal fluctuations become more pronounced, or are not offset by other factors, our operating cash flows could fluctuate materially from period to period as a result.

    We depend on a single agency customer and a single advertiser for a substantial portion of our revenue, and a reduction in digital advertising purchased by that customer or advertiser could significantly reduce our revenue.

        Brand advertisers represented by Omnicom Media Group Holdings Inc., or OMG, accounted for more than 10% of our revenue in 2011, 2012 and the three months ended March 31, 2013. A significant reduction for any reason in our revenue from digital advertising purchased by OMG or one or more brand advertisers that it represents would materially harm our financial condition and results of operations.

    We generally do not have long-term agreements with our customers, and we may be unable to retain key customers, attract new customers, or replace departing customers with customers that can provide comparable revenue to us.

        Our success requires us to maintain and expand our current customer relationships and to develop new relationships. Our contracts and relationships with advertising agencies on behalf of advertisers generally do not include long-term obligations requiring them to purchase our solutions and are cancelable upon short or no notice and without penalty. As a result, we may have limited visibility as to our future advertising revenue streams. We cannot assure you that our customers will continue to use our solutions, or that we will be able to replace, in a timely or effective manner, departing customers with new customers that generate comparable revenue. If a major customer representing a significant portion of our business decides to materially reduce its use of our solutions or to cease using our solutions altogether, our revenue could be significantly reduced. Any non-renewal, renegotiation, cancellation or deferral of large advertising contracts, or a number of contracts that in the aggregate account for a significant amount of revenue, could cause an immediate and significant decline in our revenue and harm our business.

    We are highly dependent on advertising agencies as intermediaries, and this may adversely affect our ability to attract and retain business.

        Nearly all of our revenue comes from executing brand advertising campaigns for advertising agencies that purchase our solutions on behalf of their advertiser clients. Advertising agencies are instrumental in assisting brand owners to plan and purchase advertising, and each advertising agency will allocate advertising spend from brands across numerous channels. We do not have exclusive relationships with advertising agencies and we depend on agencies to work with us as they embark on marketing campaigns for brands. While in some cases we are invited by advertising agencies to present directly to their advertiser clients or otherwise have developed a relationship directly with an advertiser, we nevertheless depend on advertising agencies to present to their advertiser clients the merits of our digital video advertising solutions. Inaccurate descriptions of our digital video advertising solutions by advertising agencies, over whom we have no control, negative recommendations to use our service offerings or failure to mention our solutions at all could hurt our business. In addition, if an advertising agency is disappointed with our solutions on a particular marketing campaign or generally, we risk losing the business of the advertiser for whom the campaign was run, and of other advertisers represented by that agency. With advertising agencies acting as intermediaries for multiple brands, our customer base is more concentrated than might be reflected by the number of brand advertisers for which we conduct marketing campaigns. Since many advertising agencies are affiliated with other agencies in a larger corporate structure, if we fail to maintain good relations with one agency in such an organization, we may lose business from the affiliated agencies as well.

        Our sales could be adversely impacted by industry changes relating to the use of advertising agencies. For example, if advertisers seek to bring their marketing campaigns in-house rather than using an advertising agency, we would need to develop direct relationships with the advertisers, which we might not be able to do and which could increase our sales and marketing expense. Moreover, as a result of dealing primarily with advertising agencies, we have a less direct relationship with advertisers than would be the case if advertisers dealt with us directly. This may drive advertisers to attribute the value we provide to the advertising agency rather than to us, further limiting our ability to develop long-term relationships directly with advertisers. Advertisers may move from one advertising agency to another, and, accordingly, even if we have a positive relationship with an advertising agency, we may lose the underlying business when an advertiser switches to a new agency. The presence of advertising agencies as intermediaries between us and the advertisers thus creates a challenge to building our own brand awareness and affinity with the advertisers that are the ultimate source of our revenue.

        In addition, advertising agencies that are our customers also offer or may offer some of the components of our solutions, including selling digital video advertising inventory through their own trading desks. As such, these advertising agencies are, or may become, our competitors. If they further develop their capabilities they may be more likely to offer their own solutions to advertisers and our ability to compete effectively could be significantly compromised and our business, financial condition and operating results could be adversely affected.

    We operate in a highly competitive industry, and we may not be able to compete successfully.

        The digital video advertising market is highly competitive, with many companies providing competing solutions. We compete with Hulu and Google (YouTube and DoubleClick) as well as many privately-owned ad exchanges, demand side advertiser platforms and ad networks. Many of our competitors are significantly larger than we are and have more capital to invest in their businesses. We also face competition from direct response advertisers who also seek to target brands. They, or other companies that offer competing digital video brand advertising solutions, may establish or strengthen cooperative relationships with their digital media property partners and brand advertisers or other parties, thereby limiting our ability to promote our solutions and generate revenue. Competitors could also seek to gain market share from us by reducing the prices they charge to advertisers, introducing products and solutions that are the same or similar to ours, or introducing new technology tools for advertisers and digital media properties. Moreover, increased competition for video advertising inventory from digital media properties could result in an increase in the portion of advertiser revenue that we must pay to digital media property owners to acquire that advertising inventory. Brand advertisers may prefer traditional TV advertising over our solutions.

        Some large advertising agencies that represent our current customers have their own relationships with digital media properties and can directly connect advertisers with digital media properties. Our business will suffer to the extent that our advertisers and digital media properties purchase and sell advertising inventory directly from one another or through other companies that act as intermediaries between advertisers and digital media properties. Other companies that offer analytics, mediation, exchange or other third party solutions may also become intermediaries between advertisers and digital media properties and thereby compete with us. Any of these developments would make it more difficult for us to sell our solutions and could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses or the loss of market share.

    The digital video market may deteriorate or develop more slowly than we expect, which could harm our business.

        Digital video advertising is an emerging market. Advertisers have historically spent a smaller portion of their advertising budgets on digital advertising than on traditional advertising methods, such as television, newspapers, radio and billboards, and spending on digital advertising has historically been primarily for performance-based advertising, or relatively simple display advertising such as banner ads on websites. Advertiser spending in the emerging digital video advertising market is uncertain. Many advertisers still have limited experience with digital video advertising and may continue to devote larger portions of their limited advertising budgets to more traditional offline or online performance-based advertising, instead of shifting resources to digital video advertising. In addition, our current and potential future customers may ultimately find digital video advertising to be less effective than traditional advertising media or marketing methods or other technologies for promoting their products and solutions, and they may reduce their spending on digital video advertising as a result. If the market for digital video advertising deteriorates, or develops more slowly than we expect, we may not be able to increase our revenue and our business would suffer.

    Due to our significant level of international operations, including our development and ad operations work conducted in Chennai, India, we are subject to international operational, financial, legal and political risks that could harm our operating results.

        Most of our research and development and ad operations work is conducted in Chennai, India, where we have a significant presence. In addition, we have operations in Europe and may continue to expand our international operations into other countries. We expect to continue to rely on significant cost savings obtained by concentrating our research and development and ad operations work in Chennai, India, rather than in the San Francisco Bay Area. However, the rate of wage inflation has historically been higher in India than in the United States, and we may not be able to maintain these cost savings in the future. If the cost of development and engineering work in Chennai were to significantly increase or the labor environment in Chennai were to change unfavorably, we would no longer be able to rely on these cost savings or may need to move our development, engineering and ad operations work elsewhere. Accordingly, if we are unable to rely on these significant cost savings, we would lose a competitive advantage, we may not be able to sustain our growth and our profits may decline.

        Other risks associated with our international operations include:

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  The difficulty of managing and staffing international offices and the increased travel, infrastructure and legal compliance costs associated with multiple international locations, particularly labor, environmental, data privacy and other laws and regulations that govern our operations in those countries;

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  The challenge of managing a development team in geographically disparate locations;

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  Potential customer perceptions about receiving ad operations support services from Chennai, India, where our ad operations team is based;

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  Legal uncertainties regarding foreign taxes, tariffs, quotas, export controls, export licenses, import controls and other trade barriers;

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  Economic and political instability and high levels of wage inflation;

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  Changes or volatility in currency exchange rates;

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  Potentially adverse tax consequences;

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  Legal requirements for transfer, processing and use of data generated through our operations in foreign countries;

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  Weaker intellectual property protection in some countries; and

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  Difficulties and costs in recruiting and retaining talented and capable individuals in foreign countries.

        Any of these factors could harm our international operations and businesses and impair our ability to continue expanding into international markets.

    Expanding our international operations subjects us to new challenges and risks.

        We expect to expand our international operations by opening offices in new countries and regions. For example, we expanded into the United Kingdom with the acquisition of Appealing Media in the second half of 2011 and launched operations in Canada, France and Spain in 2012. However, we have a limited sales operations history as a company outside the United States, and our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to the challenges of supporting a rapidly growing business in an environment of multiple cultures, customs, legal systems, alternative dispute systems, regulatory systems and commercial infrastructures. International expansion will require us to invest significant funds and other resources. Expanding internationally may subject us to new risks that we have not faced before or increase risks that we currently face, including risks associated with:

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  Establishing and maintaining effective controls at foreign locations and the associated increased costs;

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  Providing digital video advertising solutions among different cultures, including potentially modifying our solutions and features to ensure that we deliver ads that are culturally relevant in different countries;

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  Variations in traffic access costs and margins, region by region;

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  Increased competition from local providers of digital video advertising solutions;

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  Longer sales or collection cycles in some countries;

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  Credit risk and higher levels of payment fraud;

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  Compliance with anti-bribery laws, such as the Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act;

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  Compliance with foreign data privacy frameworks, such as the EU Data Privacy Directive;

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  Currency exchange rate fluctuations;

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  Foreign exchange controls that might prevent us from repatriating cash earned outside the United States;

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  Economic instability in some countries, particularly those in Europe where we have recently expanded;

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  Political instability;

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  Compliance with the laws of numerous taxing jurisdictions where we conduct business, potential double taxation of our international earnings and potentially adverse tax consequences due to changes in applicable U.S. and foreign tax laws;

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  The complexity and potential adverse consequences of U.S. tax laws as they relate to our international operations; and

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  Overall higher costs of doing business internationally.

        Further expansion of our international operations may require significant management attention and financial resources and may place burdens on our management, administrative, operational and financial infrastructure. Further, if our revenue from our international operations, and particularly from our operations in the countries and regions on which we have focused our spending, do not exceed the expense of establishing and maintaining these operations, our business and operating results will suffer.

    We depend on the proliferation of digital video advertisements and anything that prevents this proliferation, including the possibility to opt out of services and functionality, will negatively impact our business model.

        The success of our business model depends on our ability to deliver digital video advertisements to consumers on a wide variety of Internet-connected devices. We believe that digital video advertising is most successful when targeted primarily through analysis of data. This data might include a device's location or data collected when device users view an ad or video or when they click on or otherwise engage with an ad, or it could include demographic or other data about users' interests or activities that is licensed in or acquired from third parties. Users may elect not to allow data sharing for targeted advertising for many reasons, such as privacy concerns, or to avoid usage charges based on the amount or type of data consumed on the device. Users may opt out of interest-based advertising by YuMe through the opt-out feature on YuMe's website or the Network Advertising Initiative's consumer choices website. In addition, Internet-connected devices and operating systems controlled by third parties increasingly contain features that allow device users to disable functionality that allows for the delivery of ads on their devices. Device and browser manufacturers may include or expand these features as part of their standard device specifications. For example, Apple recently announced that UDID, a standard device identifier used in some applications, was being superseded and would no longer be supported. As a result, application developers were required to update their apps to utilize alternative device identifiers such as universally unique identifier, or, more recently, identifier-for-Advertising, which simplify the process for Apple users to opt out of behavioral targeting. In addition, many advertising companies may participate in self-regulatory programs, such as the Network Advertising Initiative, through which they agree to offer users the ability to opt out of behavioral advertising. If users elect to utilize the opt-out mechanisms in greater numbers, our ability to deliver effective advertising campaigns on behalf of our advertisers would suffer, which could hurt our ability to generate revenue and become profitable.

    Our business depends on our ability to collect and use data to deliver ads, and to disclose data relating to the performance of our ads, and any limitation on these practices could significantly diminish the value of our solutions and cause us to lose customers and revenue.

        When we deliver an ad to an Internet-connected device, we are able to collect information about the placement of the ad and the interaction of the device user with the ad, such as whether the user visited a landing page or watched a video. We are also able to collect information about the user's IP address, device, mobile location and some demographic characteristics. We may also contract with one or more third parties to obtain additional anonymous information about the device user who is viewing a particular ad, including information about the user's interests. As we collect and aggregate this data provided by billions of ad impressions, we analyze it in order to optimize the placement and scheduling of ads across the advertising inventory provided to us by digital media properties.

        Although the data we collect does not enable us to determine the actual identity of any individual, our customers or end users might decide not to allow us to collect some or all of the data or might limit our use of it. For example, a digital media property might not agree to provide us with data generated by interactions with the content on its apps, or device users might not consent to share their information about device usage. Additionally, we collect substantially more data from digital media properties using our YuMe SDKs instead of industry standard technologies such as IAB's Video Ad Serving Template, or VAST. If more digital media property owners choose to use VAST or other industry standard technologies rather than our proprietary YuMe SDKs, our ability to collect valuable data may be impaired, negatively affecting our business and revenue. Any limitation on our ability to collect data about user behavior and interaction with content could make it more difficult for us to deliver effective digital video advertising programs that meet the demands of our customers. This in turn could hurt our revenue and impair our business.

        Although our contracts with advertisers generally permit us to aggregate data from advertising campaigns, sometimes an advertiser declines to permit the use of this data, which limits the usefulness of the data that we collect. Furthermore, advertisers may request that we discontinue using data obtained from their campaigns that have already been aggregated with other advertisers' campaign data. It would be difficult, if not impossible, to comply with these requests, and complying with these kinds of requests could also cause us to spend significant amounts of resources. Interruptions, failures or defects in our data collection, mining, analysis and storage systems, as well as privacy concerns and regulatory restrictions regarding the collection, use and processing of data, could also limit our ability to aggregate and analyze the data from our customers' advertising campaigns. If that happens, we may not be able to optimize the placement of advertising for the benefit of our customers, which could make our solutions less valuable, and, as a result, we may lose customers and our revenue may decline.

    Our business practices with respect to data could give rise to liabilities, restrictions on our business or reputational harm as a result of evolving governmental regulation, legal requirements or industry standards relating to consumer privacy and data protection.

        In the course of providing our solutions, we transmit and store information related to Internet-connected devices, user activity and the ads we place. Federal, state and international laws and regulations govern the collection, use, processing, retention, sharing and security of data that we collect across our advertising solutions. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data collection, processing use and disclosure. However, the applicability of specific laws may be unclear in some cases and domestic and foreign government regulation and enforcement of data practices and data tracking technologies is expansive, not clearly defined and rapidly evolving. In addition, it is possible that these requirements may be interpreted and applied in a manner that is new or inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any actual or perceived failure by us to comply with U.S. federal, state or international laws, including laws and regulations regulating privacy, data, security or consumer protection, or disclosure or unauthorized access by third parties to this information, could result in proceedings or actions against us by governmental entities, private parties or others. Any proceedings or actions against us alleging violations of consumer protection laws or asserting privacy-related theories could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, adversely affect the demand for our solutions and ultimately result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless our customers from the costs or consequences of litigation resulting from using our solutions or from the disclosure of confidential information, which could damage our reputation among our current and potential customers, require significant expenditures of capital and other resources and cause us to lose business and revenue.

        The regulatory framework for privacy issues is evolving worldwide, and various government and consumer agencies and public advocacy groups have called for new regulation and changes in industry practices, including some directed at the digital advertising industry in particular. It is possible that new laws and regulations will be adopted in the United States and internationally, or existing laws and regulations may be interpreted in new ways, that would affect our business, particularly with regard to collection or use of data to target ads and communication with consumers. The U.S. government, including the Federal Trade Commission and the Department of Commerce, has announced that it is reviewing the need for greater regulation of the collection of consumer information, including regulation aimed at restricting some targeted advertising practices. The Federal Trade Commission has also adopted revisions to the Children's Online Privacy Protection Act that seek to expand liability for the collection of information by operators of websites and other electronic solutions that are directed to children. In addition, the European Union has adopted the Data Protection Directive and the Privacy and Electronics Communications Directive and is in the process of proposing reforms to its existing data protection legal framework, which may result in a greater compliance burden for us in the course of delivering ads in Europe. Complying with any new regulatory requirements could force us to incur substantial costs or require us to change our business practices in a manner that could reduce our revenue or compromise our ability to effectively pursue our growth strategy.

        In addition to compliance with government regulations, we voluntarily participate in trade associations and industry self-regulatory groups that promulgate best practices or codes of conduct addressing the provision of Internet advertising. We could be adversely affected by changes to these guidelines and codes in ways that are inconsistent with our practices or in conflict with the laws and regulations of U.S. or international regulatory authorities. If we fail to abide by or are perceived as not operating in accordance with industry best practices or any industry guidelines or codes with regard to privacy, our reputation may suffer and we could lose relationships with advertisers and digital media properties.

    We depend on digital media properties for advertising inventory to deliver our customers' advertising campaigns, and any decline in the supply of advertising inventory from these digital media properties could hurt our business.

        We depend on digital media properties to provide us with inventory within their sites and apps on which we deliver ads. The digital media property owners that supply their advertising inventory to us are not required to provide any minimum amounts of advertising inventory to us, nor are they contractually bound to provide us with a consistent supply of advertising inventory. The tools that we provide to digital media properties allow them to make decisions as to how to allocate advertising inventory among us and other advertising technology providers, some of which may be our competitors. An ad exchange, or other third party acting as an intermediary on behalf of digital media properties, could pressure us to increase the prices we pay to digital media property owners for that inventory, which may reduce our operating margins, or otherwise block our access to that inventory, without which we would be unable to deliver ads on behalf of our customers.

        In most instances, digital media properties can change the amount of inventory they make available to us at any time. Digital media properties may seek to change the terms at which they offer inventory to us, or they may elect to make advertising inventory available to our competitors who offer ads to them on more favorable economic terms. Supply of advertising inventory is also limited for some digital media properties, such as special sites or new technologies, and these digital media properties may request higher prices, fixed price arrangements or guarantees. In addition, digital media properties sometimes place significant restrictions on our use of their advertising inventory. These restrictions may prohibit ads from specific advertisers or specific industries, or they could restrict the use of specified creative content or format.

        If digital media properties decide not to make advertising inventory available to us for any of these reasons, or decide to increase the price of inventory, or place significant restrictions on our use of their advertising inventory, we may not be able to replace this with inventory from other digital media properties that satisfy our requirements in a timely and cost-effective manner. In addition, significant digital media properties in the industry may enter into exclusivity arrangements with our competitors, which could limit our access to a meaningful supply of advertising inventory. If any of this happens, our revenue could decline or our cost of acquiring inventory could increase, lowering our operating margins.

    Our business model is dependent on the continued growth in usage of the Internet, computers, smartphones, tablets, Internet-connected TVs and other devices, as well as continued audience fragmentation as a result of this continued growth.

        Our business model depends on the continued proliferation of the Internet, computers and Internet-connected devices, such as smartphones, tablets and Internet-connected TVs, as well as the increased consumption of digital media content on the Internet through those devices resulting in increased audience fragmentation. However, consumer usage of these Internet-connected devices and resulting audience fragmentation may be inhibited for a number of reasons, such as:

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  Inadequate network infrastructure to support advanced features;

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  Users' concerns about the security of these devices and the privacy of their information;

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  Inconsistent quality of cellular or wireless connections;

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  Unavailability of cost-effective, high-speed Internet service;

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  Changes in network carrier pricing plans that charge device users based on the amount of data consumed; and

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  Government regulation of the Internet, telecommunications industry, mobile platforms and related infrastructure.

        For any of these reasons, users of the Internet and Internet-connected devices may limit the amount of time they spend and the type of activities they conduct on these devices. In addition, technological advances may standardize or homogenize the way users access digital video content, making brand receptive audiences easier for advertisers to reach without use of our solutions. Our total addressable market size may be significantly limited if user adoption of the Internet and Internet-connected devices and consumer consumption of content on those devices and resulting audience fragmentation do not continue to grow. These conditions could compromise our ability to increase our revenue and to become profitable.

    We may not be able to integrate, maintain and enhance our advertising solutions to keep pace with technological and market developments.

        The market for digital video advertising solutions is characterized by rapid technological change, evolving industry standards and frequent new product and service introductions. To keep pace with technological developments, satisfy increasing advertiser and digital media property requirements, maintain the attractiveness and competitiveness of our advertising solutions and ensure compatibility with evolving industry standards and protocols, we will need to anticipate and respond to varying product lifecycles and regularly enhance our current advertising solutions and to develop and introduce new solutions and functionality on a timely basis, and this requires significant expenditures of financial and other resources.

        For example, we are required to invest significant resources into integrating our solutions with multiple forms of Internet-connected devices in order to maintain a comprehensive advertising platform. We have periodically experienced difficulty integrating with some digital media properties. We may continue to experience similar difficulties and these difficulties will consume financial, engineering and managerial resources and we may not have the financial resources to make investments across all new forms of Internet-connected devices in the future. Additionally, Internet-connected TV is a relatively new market opportunity, from which we have realized only limited revenue, that requires us to apply financial, development, engineering and managerial resources to ensure that our advertising solutions remain compatible with the technological and market developments. Similarly, advertising exchanges and other technological developments may displace us or introduce an additional intermediate layer between us and our customers and digital media properties that could impair our relationships with those customers. Our inability, for technological, business or other reasons, to enhance, develop, introduce and deliver compelling advertising solutions in response to changing market conditions and technologies or evolving expectations of advertisers, digital media properties or consumers of digital video advertising could hurt our ability to grow our business and could result in our advertising solutions becoming obsolete.

    We may be unable to deliver advertising in a context that is appropriate for digital advertising campaigns, which could harm our reputation and cause our business to suffer.

        It is very important to advertisers that their brand advertisements not be placed in or near content that is unlawful or would be deemed offensive or inappropriate by their customers. Unlike advertising on television, where the context in which an advertiser's ad will appear is highly predictable and controlled, digital media content is more unpredictable, and we cannot guarantee that digital video advertisements will appear in a context that is appropriate for the brand. If we are not successful in delivering context appropriate digital video advertising campaigns for advertisers, our reputation will suffer and our ability to attract potential advertisers and retain and expand business with existing advertisers could be harmed, or our customers may seek to avoid payment or demand future credits for inappropriately placed advertisements, any of which could harm our business, financial condition and operating results.

    Any inability to deliver successful digital video advertising campaigns due to technological challenges or an inability to persuasively demonstrate success will prevent us from growing or retaining our current advertiser base.

        It is critical that we deliver successful digital video advertising campaigns on behalf of our advertisers. Factors that may adversely affect our ability to deliver successful digital video advertising campaigns include:

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  Inability to accurately process data and extract meaningful insights and trends, such as the failure of our Audience Amplifier to accurately process data to place ads effectively at digital media properties;

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  Faulty or out-of-date algorithms that fail to properly process data or result in inability to capture brand-receptive audiences at scale;

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  Technical or infrastructure problems causing digital video not to function, display properly or be placed next to inappropriate context; and

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  Unavailability of standard digital video audience ratings and brand receptivity measurements for brand advertisers to effectively measure the success of their campaigns.

        Our ability to deliver successful advertising campaigns also depends on the continuing and uninterrupted performance of our own internal systems, which we utilize to place ads, monitor the performance of advertising campaigns and manage our advertising inventory. Our revenue depends on the technological ability of our solutions to deliver ads and measure them. Sustained or repeated system failures that interrupt our ability to provide solutions to customers, including technological failures affecting our ability to deliver ads quickly and accurately and to collect and process data in connection with these ads, could significantly reduce the attractiveness of our solutions to advertisers and reduce our revenue. Our systems are vulnerable to damage from a variety of sources, including telecommunications failures, power outages, malicious human acts and natural disasters. In addition, any steps we take to increase the reliability and redundancy of our systems may be expensive and may not be successful in preventing system failures. Also, advertisers may perceive any technical disruption or failure in ad performance on digital media properties' platforms to be attributable to us, and our reputation could similarly suffer, or advertisers may seek to avoid payment or demand future credits for disruptions or failures, any of which could harm our business and results of operations. If we are unable to deliver successful advertising campaigns, our ability to attract potential advertisers and retain and expand business with existing advertisers could be harmed and our business, financial condition and operating results could be adversely affected.

    The impact of worldwide economic conditions, including effects on advertising spending by brand advertisers, may adversely affect our business, operating results and financial condition.

        Our financial performance is subject to worldwide economic conditions and their impact on advertising spending by brand advertisers, which may be disproportionately affected by economic downturns. Expenditures by advertisers generally tend to reflect overall economic conditions, and to the extent that the current economic slowdown continues, or worldwide economic conditions materially deteriorate or change, our existing and potential advertisers may reduce current or projected advertising budgets and the use of our advertising solutions. In particular, digital video advertising may be viewed by some of our existing and potential advertisers as a lower priority and could cause advertisers to reduce the amounts they spend on advertising, terminate their use of our digital video advertising solutions or default on their payment obligations to us, which could have a material adverse effect on our business, financial condition and results of operations.

    Our sales efforts with advertisers and digital media properties require significant time and expense.

        Attracting new advertisers and digital media properties requires substantial time and expense, and we may not be successful in establishing new relationships or in maintaining or advancing our current relationships. For example, it may be difficult to identify, engage and market to potential advertisers who do not currently spend on digital video advertising or are unfamiliar with our current solutions. Furthermore, many of our customers' purchasing and design decisions typically require input from multiple internal constituencies, including those units historically responsible for a larger TV brand campaign. As a result, we must identify those persons involved in the purchasing decision and devote a sufficient amount of time to presenting our solutions to each of those persons.

        The novelty of our solutions and our business model often requires us to spend substantial time and effort educating potential advertisers, advertising agencies and digital media properties about our offerings, including providing demonstrations and comparisons against other available solutions. This process can be costly and time-consuming. If we are not successful in targeting, supporting and streamlining our sales processes, our ability to grow our business may be adversely affected.

    If our pricing model is not accepted by our advertisers, we could lose customers and our revenue could decline.

        We offer our solutions to advertisers based principally on a fixed-rate pricing model under which the fee is based on the number of times the ad is shown, known as an impression, without regard to immediate performance. Alternative pricing models, such as cost-per-click, cost-per-action and cost-per-engagement, have proliferated in the marketplace and may make it more difficult for us to convince advertisers that our pricing model is superior. We do not employ pricing models under which advertisers pay only if some specific viewer action is taken, for instance, clicking through to a website or installing a mobile application. Our ability to generate significant revenue from advertisers will depend, in part, on the advertisers' belief in the brand uplift and recall value proposition of digital video advertising compared to either traditional TV advertising or performance-based advertising and pricing models. In addition, it is possible that new pricing models that are not compatible with our business model may be developed and gain widespread acceptance. If advertisers do not understand or accept the benefits of our pricing model, then the market for our solutions may decline or develop more slowly than we expect, limiting our ability to grow our revenue and profits.

    Our business may be adversely affected if we encounter difficulties in implementing an enterprise resource planning system.

        We are in the process of implementing an enterprise resource planning, or ERP, system for our company. The ERP system is intended to combine and streamline the management of our financial,

accounting, human resources, sales and marketing and other functions, enabling us to manage operations and track performance more effectively. However, the ERP system will require us to complete many processes and procedures for the effective use of this system or to run our business using this system, which may result in substantial costs. Additionally, during the conversion process, we may be limited in our ability to convert any business that we acquire to the ERP. Until we have completed the implementation and have experience with its operation, the implementation poses a risk to our disclosure controls, internal control over financial reporting and business operations. Any disruptions or difficulties in implementing this system could adversely affect our controls and harm our business, including our ability to forecast or make sales and collect our receivables. Moreover, such disruption or difficulties could result in unanticipated costs and diversion of management attention.

    Failure to manage growth properly could seriously harm our business.

        We have experienced, and may continue to experience, significant growth in our business. If we do not effectively manage our growth, the quality of our solutions may suffer, which could negatively affect our reputation and demand for our solutions. Our growth has placed, and is expected to continue to place, a significant strain on our managerial, administrative, operational and financial resources and our infrastructure. Our future success will depend, in part, upon the ability of our senior management to manage growth effectively. Among other things, this will require us to:

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  Implement additional management information systems;

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  Further develop our operating, administrative, legal, financial and accounting systems and controls;

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  Hire additional personnel;

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  Develop additional levels of management within our company;

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  Locate additional office space;

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  Maintain and improve coordination among our engineering, product, operations, legal, finance, sales, marketing and customer service and support organizations; and

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  Manage our expanding international operations.

        Moreover, as our sales increase, we may be required to concurrently deploy our advertising technologies infrastructure at multiple additional locations and/or provide increased levels of customization. As a result, we may lack the resources to deploy our advertising solutions on a timely and cost-effective basis. Failure to accomplish any of these requirements could impair our ability to deliver our advertising solutions in a timely fashion, fulfill existing customer commitments or attract and retain new customers.

    Our business is subject to the risks of earthquakes, fires, floods and other natural catastrophic events and to interruption by man-made problems such as computer viruses or terrorism.

        Our systems and operations are vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins and similar events. For example, a significant natural disaster, such as a tornado, earthquake, fire or flood, could have a material adverse effect on our business, results of operations and financial condition, and our insurance coverage may be insufficient to compensate us for losses that may occur. Our corporate offices and one of our data centers are located in California, a region known for earthquakes and one of our data centers is located in New Jersey, a region susceptible to hurricane activity. Our development and ad operations work is located in Chennai, India, a region susceptible to tsunamis and typhoons. In addition, acts of terrorism, which may be targeted at metropolitan areas that have higher population density than rural areas, could cause disruptions in our or our advertisers'

businesses or the economy as a whole. Our servers may also be vulnerable to computer viruses, break-ins, denial-of-service attacks and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, loss of critical data. We may not have sufficient protection or recovery plans in some circumstances, such as natural disasters affecting California, New Jersey or Chennai, India. As we rely heavily on our data centers, computer and communications systems and the Internet to conduct our business and provide high-quality customer service, such disruptions could negatively impact our ability to run our business and either directly or indirectly disrupt our advertisers' businesses, which could have a material adverse effect on our business, results of operations and financial condition.

    If we do not retain our senior management team and key employees, or attract additional sales and technology talent, we may not be able to sustain our growth or achieve our business objectives.

        Our future success is substantially dependent on the continued service of our senior management team. We do not maintain key-person insurance on any of these employees. Our future success also depends on our ability to continue to attract, retain and motivate highly skilled employees, particularly employees with technical skills that enable us to deliver effective advertising solutions and sales and customer support representatives with experience in digital video advertising and strong relationships with brand advertisers, agencies and digital media properties. Competition for these employees, and for sales personnel, in our industry is intense. Many of the companies with which we compete for experienced personnel also have greater resources than we have. Competition for qualified personnel is particularly intense in the San Francisco Bay Area, where our headquarters are located, and in Chennai, India, where our engineering and research and development resources are primarily located. As a result, we may be unable to attract or retain these management, technical, sales, marketing and customer support personnel that are critical to our success, resulting in harm to our key customer relationships, loss of key information, expertise or know-how and unanticipated recruitment and training costs. The loss of the services of our senior management or other key employees could make it more difficult to successfully operate our business and pursue our business goals.

    If we cannot foster or maintain an effective corporate culture as we grow and evolve, our future success could be negatively impacted.

        We believe that fostering and maintaining an effective corporate culture that promotes innovation, creativity and teamwork has been and will be in the future a critical contributor to our success. In the past, it has been difficult to foster a corporate culture that effectively mixes the media and technology sides of our business. Fostering and maintaining an effective corporate culture will become increasingly difficult as we grow and implement the more complex organizational management structures necessary to support our growth and to comply with the requirements imposed on public companies. Failure to foster, maintain and further develop our culture could negatively impact our future success.

    Acquisitions or investments may be unsuccessful and may divert our management's attention and consume significant resources.

        A part of our growth strategy is to pursue additional acquisitions or investments in other businesses or individual technologies where the acquisition fits within our strategic goals and we could complete it at an attractive valuation. Any acquisition or investment may require us to use significant amounts of cash, issue potentially dilutive equity securities or incur debt. In addition, acquisitions involve many risks, any of which could harm our business, including:

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  Difficulties in integrating the operations, technologies, solutions and personnel of acquired businesses, especially if those businesses operate outside of our core competency of delivering digital video advertising;

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  Cultural challenges associated with integrating employees from the acquired company into our organization;

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  Ineffectiveness or incompatibility of acquired technologies or solutions;

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  Potential loss of key employees of acquired businesses;

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  Inability to maintain the key business relationships and the reputations of acquired businesses;

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  Diversion of management's attention from other business concerns;

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  Litigation for activities of the acquired company, including claims from terminated employees, customers, former stockholders or other third parties;

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  In the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

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  Costs necessary to establish and maintain effective internal controls for acquired businesses;

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  Failure to successfully further develop the acquired technologies in order to recoup our investment; and

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  Increased fixed costs.

    Activities of our customers and digital media properties with which we do business could damage our reputation or give rise to legal claims against us.

        We do not monitor or have the ability to control whether our customers' advertising of their products and solutions complies with federal, state, local and foreign laws. Failure of our customers to comply with federal, state, local or foreign laws or our policies could damage our reputation and expose us to liability under these laws. We may also be liable to third parties for content in the ads we deliver if the content involved violates copyrights, trademarks or other intellectual property rights of third parties or if the content is defamatory, unfair and deceptive, or otherwise in violation of applicable laws. A third party or regulatory authority may file a claim against us even if our customer has represented that its ads are lawful and that they have the right to use any copyrights, trademarks or other intellectual property included in an ad. Any of these claims could be costly and time-consuming to defend and could also hurt our reputation within the advertising industry. Further, if we are exposed to legal liability, we could be required to pay substantial fines or penalties, redesign our business methods, discontinue some of our solutions or otherwise expend significant resources. Similarly, we do not monitor or have the ability to control whether digital media property owners with which we do business are in compliance with applicable laws and regulations, or intellectual property rights of others, and their failure to do so could expose us to legal liability,

    Our software could be susceptible to errors, defects, or unintended performance problems that could result in loss of reputation, lost inventory or liability.

        We develop and offer complex software that is embedded by digital media properties in devices, video technologies, software and operating systems. Complex software often contains defects, particularly when first introduced or when new versions are released. Determining whether our software has defects may occur after versions are released into the market and distributed to digital media properties. Defects, errors or unintended performance problems with our software could unintentionally jeopardize the performance of digital media properties' products. This could result in injury to our reputation, loss of revenue, diversion of development and technical resources, increased insurance costs and increased warranty costs. If our software contains any undetected defects, errors or unintended performance problems, digital media properties may refuse to embed our software into their products and we may be unable to collect data or acquire advertising inventory from digital media properties. These defects, errors and unintended performance problems could also result in product liability or warranty claims. Although we attempt to reduce the risk of losses resulting from these claims through warranty disclaimers and limitation of liability clauses in our agreements, these contractual provisions may not be enforceable in every instance. Furthermore, although we maintain errors and omissions insurance, this insurance may not adequately cover these claims. If a court refused to enforce the liability-limiting provisions of our contracts for any reason, or if liabilities arose that were not contractually limited or adequately covered by insurance, our business could be materially harmed.

    Our inability to use software licensed from third parties, or our use of open source software under license terms that interfere with our proprietary rights, could disrupt our business.

        Our technologies incorporate software licensed from third parties, including some software, known as open source software, which we use without charge. Although we monitor our use of open source software, the terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide our solutions to our customers. In the future, we could be required to seek licenses from third parties in order to continue offering our solutions, which licenses may not be available on terms that are acceptable to us, or at all. Alternatively, we may need to re-engineer our solutions or discontinue use of portions of the functionality provided by our solutions. In addition, the terms of open source software licenses may require us to provide software that we develop using this software to others on unfavorable license terms. Further, if a digital media property owner who embeds our software in their devices, video technologies, software and operating systems incorporates open source software into its software and our software is integrated with such open source software in the final product, we could, under some circumstances, be required to disclose the source code to our software. While we carefully monitor the use of all open source software and try to ensure that no open source software is used in such a way as to require us to disclose the source code to our software, such use could inadvertently occur. Our inability to use third-party software or the requirement to disclose the source code to our software could result in disruptions to our business, or delays in the development of future offerings or enhancements of existing offerings, which could impair our business.

    Software and components that we incorporate into our advertising solutions may contain errors or defects, which could harm our reputation and hurt our business.

        We use a combination of custom and third party software, including open source software, in building our advertising solutions. Although we test software before incorporating it into our solutions, we cannot guarantee that all of the third party technologies that we incorporate will not contain errors, bugs or other defects. We continue to launch enhancements to our advertising solutions, and we cannot guarantee any of these enhancements will be free from these kinds of defects. If errors or other defects occur in technologies that we utilize in our advertising solutions, it could result in damage to our reputation and losses in revenue, and we could be required to spend significant amounts of additional research and development resources to fix any problems.

    Our failure to protect our intellectual property rights could diminish the value of our solutions, weaken our competitive position and reduce our revenue.

        We regard the protection of our intellectual property, which includes patents and patent applications, trade secrets, copyrights, trademarks and domain names, as critical to our success. We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, these contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others.

        In the United States, we have five patents issued, 17 non-provisional patent applications pending and one provisional patent application pending. We also have 11 foreign patent applications pending. There can be no assurance that our patent applications will be approved, that any patents issued will adequately protect our intellectual property, or that these patents will not be challenged by third parties or found to be invalid or unenforceable. We have five registered trademarks in the United States, six registered trademarks in foreign jurisdictions and are also pursuing the registration of additional trademarks and service marks in the United States and in locations outside the United States. Effective trade secret, copyright, trademark and patent protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. We may be required to protect our intellectual property in an increasing number of jurisdictions, a process that is expensive and may not be successful or which we may not pursue in every location. We may, over time, increase our investment in protecting our intellectual property through additional patent filings that could be expensive and time-consuming.

        Monitoring unauthorized use of our intellectual property is difficult and costly. Our efforts to protect our proprietary rights may not be adequate to prevent misappropriation of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Further, our competitors may independently develop technologies that are similar to ours but which avoids the scope of our intellectual property rights. In addition, the laws of many countries, such as China and India, do not protect our proprietary rights to as great an extent as do the laws of European countries and the United States. Further, the laws in the United States and elsewhere change rapidly, and any future changes could adversely affect us and our intellectual property. Our failure to meaningfully protect our intellectual property could result in competitors offering solutions that incorporate our most technologically advanced features, which could seriously reduce demand for our advertising solutions. In addition, we may in the future need to initiate infringement claims or litigation. Litigation, whether we are a plaintiff or a defendant, can be expensive, time-consuming and may divert the efforts of our technical staff and managerial personnel, which could harm our business, whether or not the litigation results in a determination that is unfavorable to us. In addition, litigation is inherently uncertain, and thus we may not be able to stop our competitors from infringing our intellectual property rights.

    We could incur substantial costs and disruption to our business as a result of any claim of infringement of another party's intellectual property rights, which could harm our business and operating results.

        In recent years, there has been significant litigation in the United States over patents and other intellectual property rights. From time to time, we face allegations that we or customers who use our products have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including allegations made by our competitors or by non-practicing entities. We cannot predict whether assertions of third party intellectual property rights or claims arising from these assertions will substantially harm our business and operating results. If we are forced to defend any infringement claims, whether they are with or without merit or are ultimately determined in our favor, we may face costly litigation and diversion of technical and management personnel. Some of our competitors have substantially greater resources than we do and are able to sustain the cost of complex intellectual property litigation to a greater extent and for longer periods of time than we could. Furthermore, an adverse outcome of a dispute may require us: to pay damages, potentially including treble damages and attorneys' fees, if we are found to have willfully infringed a party's patent or other intellectual property rights; to cease making, licensing or using products that are alleged to incorporate or make use of the intellectual property of others; to expend additional development resources to redesign our products; and to enter into potentially unfavorable royalty or license agreements in order to obtain the rights to use necessary technologies. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. In any event, we may need to license intellectual property which would require us to pay royalties or make one-time payments. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, the time and resources necessary to resolve them could harm our business, operating results, financial condition and reputation.

        In addition, if our customers do not own the copyright for advertising content included in their advertisements or if digital media property owners do not own the copyright for content to the digital media next to which the advertisements appear, advertisers and digital media properties could receive complaints from copyright owners, which could harm our reputation and our business.

    If we fail to establish and maintain effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

        Prior to this offering, we were a private company and were not required to test our internal controls on a systematic basis. In addition, we had limited accounting personnel and other resources with which to address our internal controls. We have not determined whether our internal control over financial reporting currently meets the standards that we will be required to meet in the course of preparing future financial statements as a public company. After the completion of this offering, we will be required to evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our annual report for the fiscal year ending December 31, 2014, to provide a management report on our internal control over financial reporting. This will require that we incur substantial additional internal costs to expand our accounting and finance functions, including costs associated with hiring additional accounting and administrative staff, and that we expend significant management efforts.

        A material weakness in our internal control over financial reporting existed as of December 31, 2012. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, detected and corrected on a timely basis. This material weakness arose primarily due to a lack of technical accounting skills and a lack of adequate review processes and controls within our accounting and finance organization. As a result, there were a number of post-close and audit-related adjustments that were material to the financial statements, including adjustments to publisher costs, commissions and goodwill. This material weakness also existed at December 31, 2010 and 2011, and resulted in a restatement of our previously issued consolidated financial statements for the year ended December 31, 2010 to correct for errors, including the proper capitalization of internal use software development costs, proper recording of stock-based compensation expense related to option modifications and performance-based options, the proper recording of a preferred stock warrant as a liability carried at fair value, and the overstatement of revenue due to errors in closing procedures.

        We have taken steps to remediate the material weakness, including building a more experienced accounting and finance organization, and designing and implementing improved processes and controls. However, our efforts to remedy this material weakness may not prevent future material weaknesses or significant deficiencies in our internal control over financial reporting.

        We have had significant operations both in the United States and India and we have recently expanded in Europe. Historically, we have had separate systems of internal controls covering our international operations, which may have included control deficiencies. We are in the process of consolidating these systems and remediating any control deficiencies, and we may experience difficulties with the consolidation that could harm our operations and cause our business to suffer.

        We may in the future discover areas of our internal controls that need improvement. Our internal control over financial reporting will not prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

        If we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements, and we or our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities.

    We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, or JOBS Act. As an emerging growth company we are not required to obtain auditor attestation of our reporting on internal control over financial reporting, we have reduced disclosure obligations regarding executive compensation in this prospectus and in our periodic reports and proxy statements, and we are not required to hold nonbinding advisory votes on executive compensation. We cannot predict whether investors will find our common stock less attractive as a result of our reliance on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

        We will remain an emerging growth company until the earliest of: the end of the fiscal year in which the market value of the shares of our common stock held by non-affiliates exceeds $700 million as of June 30, the end of the fiscal year in which we have total annual gross revenue of $1 billion, the date on which we issue more than $1 billion in non-convertible debt in a three-year period, or five years from the date of this prospectus.

    We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and the New York Stock Exchange, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an emerging growth company, as defined by the Jumpstart Our Business Startups Act. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and will need to establish an internal audit function. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

        We also expect that operating as a public company will make it more expensive for us to obtain director and officer liability insurance on the terms that we would like. As a public company, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

    We may need additional capital in the future to meet our financial obligations and to pursue our business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to meet our financial obligations and grow our business.

        While we anticipate that our existing cash and cash equivalents will be sufficient to fund our operations for at least the next 12 months, we may need to raise additional capital to fund operations in the future or to finance acquisitions. If we seek to raise additional capital in order to meet various objectives, including developing existing or future technologies and solutions, increasing working capital, acquiring businesses, expanding geographically and responding to competitive pressures, capital may not be available on favorable terms or may not be available at all. Lack of sufficient capital resources could significantly limit our ability to take advantage of business and strategic opportunities. Any additional capital raised through the sale of equity or debt securities with an equity component would dilute our stock ownership. If adequate additional funds are not available, we may be required to delay, reduce the scope of, or eliminate material parts of our business strategy, including potential additional acquisitions or the continued development of new or existing technologies or solutions and geographic expansion.

    Our net operating loss carryforwards may expire unutilized or underutilized, which could prevent us from offsetting future taxable income.

        We may be limited in the portion of net operating loss carryforwards that we can use in the future to offset taxable income for U.S. federal income tax purposes, including any limitations that may be imposed under Section 382 of the Internal Revenue Code as a result of this offering. At December 31, 2012, we had federal net operating loss carryforwards of $16.0 million, which expire at various dates beginning in 2025. Our gross state net operating loss carryforwards are equal to or less than the federal net operating loss carryforwards and expire over various periods beginning in 2015, based on individual state tax law.

        We periodically assess the likelihood that we will be able to recover our net deferred tax assets. We consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible profits. As a result of this analysis of all available evidence, both positive and negative, we concluded that a full valuation allowance against our net deferred tax assets should be applied as of December 31, 2012. To the extent we determine that all or a portion of our valuation allowance is no longer necessary, we will recognize an income tax benefit in the period this determination is made for the reversal of the valuation allowance. Once the valuation allowance is eliminated or reduced, its reversal will no longer be available to offset our current tax provision. These events could have a material impact on our reported results of operations.

    Risks Related to this Offering and Ownership of Our Common Stock

    An active trading market for our common stock may not develop.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters and may bear no relationship to the price at which the common stock will trade upon completion of this offering. Although our common stock has been approved for listing on the New York Stock Exchange, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult to sell shares you purchase in this offering without depressing the market price for the shares or to sell your shares at all.

    The trading price of the shares of our common stock is likely to be volatile, and purchasers of our common stock could incur substantial losses.

        Our stock price is likely to be volatile. The stock market in general and the market for technology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the price paid for the shares. The market price for our common stock may be influenced by many factors, including:

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  Actual or anticipated variations in quarterly operating results;

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  Changes in financial estimates by us or by any securities analysts who might cover our stock;

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  Conditions or trends in our industry;

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  Stock market price and volume fluctuations of other publicly traded companies and, in particular, those that operate in the advertising, Internet or media industries;

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  Announcements by us or our competitors of new product or service offerings, significant acquisitions, strategic partnerships or divestitures;

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  Announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

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  Capital commitments;

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  Additions or departures of key personnel; and

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  Sales of our common stock, including sales by our directors and officers or specific stockholders.

        In addition, in the past, stockholders have initiated class action lawsuits against technology companies following periods of volatility in the market prices of these companies' stock. If litigation is instituted against us, we could incur substantial costs and divert management's attention and resources.

    If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

        The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. Equity research analysts may elect not to provide research coverage of our common stock after the completion of this offering, and lack of research coverage may adversely affect the market price of our common stock. In the event we do have equity research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of our stock could decline if one or more equity research analysts downgrade our stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which in turn could cause our stock price or trading volume to decline.

    If you purchase shares of our common stock in this offering, you will suffer immediate dilution of your investment.

        We expect the initial public offering price of our common stock to be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. Based on the initial public offering price of $9.00 per share, you will experience immediate dilution of $6.14 per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the initial public offering price.

        In addition, as of March 31, 2013, we had outstanding stock options to purchase an aggregate of 4,393,780 shares of common stock at a weighted-average exercise price of $4.04 per share and outstanding warrants to purchase an aggregate of 53,983 shares of common stock at a weighted average exercise price of $1.48 per share. To the extent these outstanding options and warrants are exercised, there will be further dilution to investors in this offering.

    A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

        Sales of a substantial number of shares of our common stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline significantly.

        Upon completion of this offering, we will have 31,802,355 outstanding shares of common stock, assuming no exercise of outstanding options or warrants. Of these shares, the 5,125,000 shares sold in this offering will be freely tradable, and 26,677,355 additional shares of common stock will be available for sale in the public market beginning 180 days after the date of this prospectus following the expiration of market standoff agreements and lock-up agreements between stockholders and the underwriters. Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. in their joint discretion may release these stockholders from their lock-up agreements with the underwriters at any time and without notice, which would allow for earlier sales of shares in the public market.

        In addition, promptly following the completion of this offering, we intend to file one or more registration statements on Form S-8 registering the issuance of approximately 7.4 million shares of common stock subject to options or other equity awards issued or reserved for future issuance under our equity incentive plans. Shares registered under these registration statements on Form S-8 will be available for sale in the public market subject to vesting arrangements and exercise of options, the lock-up agreements described above, and the restrictions of Rule 144 in the case of our affiliates.

        Additionally, after this offering, the holders of an aggregate of 21,840,537 shares of common stock and 53,983 shares of common stock issuable upon the exercise of outstanding warrants, or their transferees, will have rights, subject to some conditions, to require us to file one or more registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If we were to register these shares for resale, they could be freely sold in the public market. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

    Provisions in our corporate charter documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common stock may be lower as a result.

        There are provisions in our certificate of incorporation and bylaws as they will be in effect following this offering that may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control was considered favorable by you and other stockholders. For example, our board of directors will have the authority to issue shares of preferred stock, and to fix the price, rights, preferences, privileges and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction. As a result, the market price of our common stock and the voting and other rights of our stockholders may be adversely affected. An issuance of shares of preferred stock may result in the loss of voting control to other stockholders.

        Our charter documents will also contain other provisions that could have an anti-takeover effect, including that our board of directors will be divided into three classes with staggered three-year terms and stockholders will not be able to remove directors other than for cause, take actions by written consent or call a special meeting of stockholders. In addition, stockholders will be required to give advance notice to nominate directors or submit proposals for consideration at stockholder meetings.

        In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions by prohibiting Delaware corporations from engaging in specified business combinations with particular stockholders of those companies. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that investors are willing to pay for our stock.

    Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

        Upon completion of this offering, our executive officers, directors and current beneficial owners of 5% or more of our common stock and their respective affiliates will, in aggregate, beneficially own approximately 62.1% of our outstanding common stock. These persons, acting together, would be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transactions. The interests of this group of stockholders may not coincide with our interests or the interests of other stockholders.

    We will have broad discretion in the use of proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not yield a return.

        We will have broad discretion over the use of proceeds from this offering. You may not agree with our decisions, and our use of the proceeds may not yield any return on your investment in us. Our failure to apply the net proceeds of this offering effectively could compromise our ability to pursue our growth strategy.

    Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains.

        We have not declared or paid cash dividends on our common stock to date. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of any existing or future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," but are also elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words "may," "might," "will," "could," "would," "should," "expect," "intend," "plan," "objective," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue" and "ongoing," or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include, for example, statements about:

  •
  Our growth strategy, including but not limited to employee hiring, global expansion and technological development;

  •
  Anticipated trends and challenges in our industry, including but not limited to the increasing quantity, variety and fragmentation of digital video content, platforms and technologies;

  •
  The expansion of the digital media advertising market in general and the digital video advertising market in particular;

  •
  Our operating results, including revenue, cost of revenue, expenses and liquidity;

  •
  Our competition;

  •
  Market trends, including overall opportunities for digital media advertising and shifting advertising budgets;

  •
  The ongoing improvement and refinement of our data-science capabilities;

  •
  Developments in the regulatory framework applicable to our business; and

  •
  Our intellectual property and proprietary technologies.

        You should refer to the "Risk Factors" section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us, the selling stockholders, the underwriters or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Neither we nor the selling stockholders nor the underwriters undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

        You should read this prospectus, and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

 MARKET, INDUSTRY AND OTHER DATA

        Some of the market, industry and other data contained in this prospectus are based on independent industry publications, including those generated by Frost & Sullivan, Magna Global, Strategy Analytics, eMarketer, comScore, Deloitte, Advertising Age, Infonetics Research, International Data Corporation, DisplaySearch, Nielsen, Econsultancy, or other publicly available information. This information involves many assumptions and limitations. Although we believe that each source is reliable as of its respective date, neither we nor the underwriters have independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors," which could cause results to differ materially from those expressed in these independent publications.

        When we refer to publications generated by comScore in this prospectus, the term "video" means any streamed segment of audiovisual content, including progressive downloads, live streams and both user-initiated and auto-played videos that are viewed for longer than three seconds. For long-form, segmented content, such as television episodes with ad pods in the middle, each segment of the content is counted as a distinct video stream.

        When we refer to publications generated by comScore Video Metrix in this prospectus, our term "digital media properties" is equivalent to the term "entities" as used by comScore Video Metrix.

 GLOSSARY

        To assist you in reading this prospectus, we have provided definitions of some of the terms and acronyms that we use:

        "Advertising campaign"—the process by which we deliver a brand advertiser's digital video advertisements to audiences available through digital media properties, in order to fulfill ad insertion orders submitted to us by advertising customers.

        "Audience Amplifier"—Our machine-learning tool that uses correlative data models to find audiences that YuMe expects to be receptive to specific brand messages, based on data collected from the YuMe SDKs.

        "Brand advertising"—Advertising that features a particular company, product or service in a manner intended to establish long-term, positive attitudes toward it.

        "Brand attitudes"—A measure of a person's positivity or negativity towards a brand.

        "Brand awareness"—The extent to which a brand is recognized by potential customers and correctly associated with a particular product.

        "Brand favorability"—The number of people who view the brand positively.

        "Brand preference"—A measure of brand loyalty in which a consumer will choose a particular brand in presence of competing brands.

        "Brand recall"—A measure of advertising effectiveness in which a sample of respondents are exposed to an ad and at a later time are asked if they recall the brand that sponsored an ad.

        "CPM"—Cost per thousand impressions, a measure by which ad placements may be priced for advertisers on a digital media property. An impression is the exposure of the content to a viewer.

        "Direct response advertising"—Advertising that is designed to induce some specific action, such as search engine marketing, click-through banners, newspaper classifieds and coupons.

        "Lift"—The percentage improvement in a tested metric.

        "Message recall"—A measure of advertising effectiveness in which a sample of respondents are exposed to an ad and at a later time are asked if they recall the primary message of an ad.

        "PQI"—YuMe's Placement Quality Index, our contextual scoring system that assesses the quality of ad placements in order to optimize placements for brand results. PQI algorithms dynamically score advertising inventory based on prior calculations of brand related results and current campaign measures such as video completion rate, player size, player location, content relevancy and campaign objectives.

        "Purchase intent"—The likelihood that a person intends to buy a product in a given period of time.

        "Reach"—The number of individuals or households that are exposed to an ad in a given period of time.

        "Unique viewers"—When used in reference to YuMe, unique viewers means a measure of the number of individual devices through which a particular piece of video content was viewed online, on mobile, or through other Internet-connected device platforms over a period of time, typically one month. When used in reference to comScore data, unique viewers means a measure of the number of individuals who viewed a particular piece of video content online over a period of time, typically one month.

        "YuMe SDKs"—YuMe's Audience Aware Software Development Kit, our proprietary software that digital media property owners embed in websites and applications residing on personal computers, smartphones, tablets, Internet-connected TVs and other devices, along with a related set of implementation tools. The data collected through YuMe SDKs feeds into our PQI and Audience Amplifier technologies to form the core of our data-science capabilities.

        "YFP"—YuMe for Publishers, our comprehensive platform system for creating, managing, monetizing and measuring cross-platform digital video brand advertising inventory.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from our sale of common stock of approximately $40.3 million, based upon the initial public offering price of $9.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' option to purchase additional shares of common stock from the selling stockholders is exercised in full, we will not receive any proceeds from the sale of common stock by the selling stockholders, although we will bear costs other than underwriting discounts and commissions associated with those sales.

        We currently intend to use the net proceeds to us from this offering primarily for general corporate purposes, including working capital. We may also use a portion of the net proceeds for the acquisition of, or investment in, complementary technologies, assets or businesses, although we have no present commitments or agreements to enter into any acquisitions or investments. We will have broad discretion over the uses of the net proceeds to us from this offering. Pending these uses, we intend to invest the net proceeds to us from this offering in short-term, investment-grade interest-bearing securities such as money market funds, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

 DIVIDEND POLICY

        We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on our capital stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2013:

  •
  On an actual basis;

  •
  On a pro forma basis, giving effect to the automatic conversion of all outstanding shares of preferred stock into 21,840,537 shares of common stock, and the the reclassification of the preferred stock warrant liability to additional paid-in capital upon the conversion of all of our warrants to purchase shares of preferred stock into warrants to purchase shares of common stock, each to be effective immediately upon the consummation of this offering as if such conversion had occurred on March 31, 2013; and

  •
  On a pro forma as adjusted basis to reflect, in addition, our sale of 5,125,000 shares of common stock in this offering at the initial public offering price of $9.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read the information in this table together with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

	As of March 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$26,834	$26,834	$67,130

Convertible preferred stock, $0.001 par value; 130,130,239 authorized; 129,806,334 issued and outstanding, actual; no shares authorized, issued and outstanding pro forma and pro forma as adjusted	$76,191	$—	$—

Preferred stock warrant liability	$329	$—	$—
Stockholders' equity (deficit):
Common stock, $0.001 par value: 192,939,347 shares authorized; 4,836,818 shares issued and outstanding, actual; 200,000,000 shares authorized, 26,677,355 shares issued and outstanding, pro forma; 200,000,000 shares authorized, 31,802,355 shares issued and outstanding, pro forma as adjusted	29	160	165
Preferred stock, $0.001 par value; no shares authorized, issued and outstanding, actual; 20,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Additional paid-in capital	7,487	83,876	124,167
Accumulated deficit	(25,336)	(25,336)	(25,336)
Accumulated other comprehensive loss	(58)	(58)	(58)

Total stockholders' (deficit) equity	(17,878)	58,642	98,938

Total capitalization	$58,642	$58,642	$98,938

        The number of shares of common stock outstanding in the table above is based on 26,677,355 shares outstanding as of March 31, 2013, and excludes:

  •
  4,393,780 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2013, with a weighted average exercise price of $4.04 per share;

  •
  475,589 shares of common stock issuable upon exercise of options to purchase common stock granted between April 1 and August 2, 2013, with a weighted average exercise price of $9.59 per share;

  •
  53,983 shares of common stock issuable upon the exercise of convertible preferred stock warrants outstanding as of March 31, 2013 that will convert into warrants to purchase shares of common stock upon closing of this offering, with a weighted average exercise price of $1.48 per share; and

  •
  4,007,865 shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan and 2013 Employee Stock Purchase Plan, which will become effective on the date of this prospectus and will contain provisions that automatically increase the number of shares reserved for issuance each year, as more fully described in "Executive Compensation—Employee Benefit Plans." The 4,007,865 shares reserved for issuance includes shares of common stock available for issuance under our 2004 Stock Plan that will be added to the shares reserved under our 2013 Equity Incentive Plan and includes 1,059,267 shares of common stock that will be issuable upon the exercise of stock options with an exercise price per share equal to the initial public offering price in this offering.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. The historical net tangible book value of our common stock as of March 31, 2013 was $(25.8 million), or $(5.34) per share. The pro forma net tangible book value of our common stock as of March 31, 2013 was $50.7 million, or $1.90 per share. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of outstanding shares of common stock, after giving effect to the pro forma adjustments referenced under "Capitalization".

        After giving effect to (i) the pro forma adjustments referenced under "Capitalization" and (ii) receipt of the net proceeds from our sale of 5,125,000 shares of common stock at the initial public offering price of $9.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2013 would have been approximately $91.0 million, or $2.86 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $0.96 per share to our existing stockholders and an immediate dilution of $6.14 per share to investors purchasing common stock in this offering.

        The following table illustrates this dilution on a per share basis to new investors:

Initial public offering price per share		$9.00
Pro forma as adjusted tangible book value per share as of March 31, 2013	$1.90
Increase in pro forma net tangible book value per share attributed to new investors purchasing shares in this offering	0.96

Pro forma as adjusted net tangible book value per share after giving effect to this offering		2.86

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$6.14

        The table below summarizes, as of March 31, 2013, on a pro forma as adjusted basis described above, the number of shares of common stock, the total consideration and the average price per share (i) paid to us by our existing stockholders and (ii) to be paid by new investors purchasing common stock in this offering at the initial public offering price of $9.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	26,677,355	83.9%	$83,707,000	64.5%	$3.14
New investors	5,125,000	16.1	46,125,000	35.5%	9.00

Total	31,802,355	100.0%	$129,832,000	100.0%

        The number of shares of common stock outstanding reflected in the discussion and tables above is based on 26,677,355 shares outstanding as of March 31, 2013, and excludes:

  •
  4,393,780 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2013, with a weighted average exercise price of $4.04 per share;

  •
  475,589 shares of common stock issuable upon exercise of options to purchase common stock granted between April 1 and August 2, 2013, with a weighted average exercise price of $9.59 per share;

  •
  53,983 shares of common stock issuable upon the exercise of convertible preferred stock warrants outstanding as of March 31, 2013 that will convert into warrants to purchase shares of common stock upon closing of this offering at a weighted average exercise price of $1.48 per share; and

  •
  4,007,865 shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan and 2013 Employee Stock Purchase Plan, which will become effective on the date of this prospectus and will contain provisions that automatically increase the number of shares reserved for issuance each year, as more fully described in "Executive Compensation—Employee Benefit Plans." The 4,007,865 shares reserved for issuance includes shares of common stock available for issuance under our 2004 Stock Plan that will be added to the shares reserved under our 2013 Equity Incentive Plan and includes 1,059,267 shares of common stock that will be issuable upon the exercise of stock options with an exercise price per share equal to the initial public offering price in this offering.

        To the extent that any outstanding options are exercised, new options are issued under our stock-based compensation plans or outstanding warrants are exercised in the future, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial and other data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2010, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 are derived from the audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2012 and 2013 and the consolidated balance sheet data as of March 31, 2013 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair statement of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period.

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$51,872	$68,565	$116,744	$20,069	$26,612
Cost of revenue(1)	31,565	42,787	62,985	11,489	14,553

Gross profit	20,307	25,778	53,759	8,580	12,059
Operating expenses:
Sales and marketing(1)	13,212	23,416	31,385	7,102	10,217
Research and development(1)	1,862	2,734	2,766	652	1,000
General and administrative(1)	5,263	10,596	12,466	2,349	3,938

Total operating expenses	20,337	36,746	46,617	10,103	15,155
Income (loss) from operations	(30)	(10,968)	7,142	(1,523)	(3,096)
Other income (expense), net:
Interest expense	(54)	(164)	(117)	(34)	(19)
Other income (expense), net	(171)	(19)	(147)	—	(192)

Total other expense, net	(225)	(183)	(264)	(34)	(211)

Income (loss) before income taxes	(255)	(11,151)	6,878	(1,557)	(3,307)
Income tax (expense) benefit	(111)	62	(612)	65	(31)

Net income (loss)	$(366)	$(11,089)	$6,266	$(1,492)	$(3,338)

Net income (loss) attributable to common stockholders	$(366)	$(11,089)	$89	$(1,492)	$(3,338)

Net income (loss) per share attributable to common stockholders:
Basic	$(0.11)	$(3.04)	$0.02	$(0.33)	$(0.69)
Diluted	$(0.11)	$(3.04)	$0.02	$(0.33)	$(0.69)
Weighted-average number of shares used in computing net income (loss) per share attributable to common stockholders:
Basic	3,260	3,650	4,716	4,527	4,828
Diluted	3,260	3,650	5,545	4,527	4,828
Pro forma net income (loss) per share (unaudited)(2):
Basic			$0.25		$(0.13)
Diluted			$0.24		$(0.13)

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands, except per share data)
Weighted average shares used in computing pro forma net income (loss) per share (unaudited):
Basic			25,904		26,462
Diluted			26,733		26,462
Other Financial Data:
Adjusted EBITDA(3)	$1,585	$(7,422)	$11,820	$(460)	$(1,617)

(1)
Employee and non-employee stock-based compensation expense included in the consolidated statement of operations data above was as follows:

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)
Cost of revenue	$14	$68	$128	$25	$30
Sales and marketing	554	981	1,215	294	341
Research and development (excluding capitalized internally developed software)	13	65	184	17	70
General and administrative	279	354	515	93	204

Total employee stock-based compensation	$860	$1,468	$2,042	$429	$645

(2)
Pro forma basic and diluted net income per share have been calculated assuming the conversion of all outstanding shares of convertible preferred stock into shares of common stock as of the beginning of the applicable period or the original issuance, if later. See Note 14, "Net Income (Loss) per Share," in Notes to Consolidated Financial Statements for a description of the method used to compute basic and diluted net income (loss) per share attributable to common stockholders and pro forma basic and diluted net income (loss) per share.

(3)
We define adjusted EBITDA as net income (loss) plus income tax (expense) benefit, interest expense, depreciation and amortization, and stock based compensation. Please see "Selected Consolidated Financial Data—Adjusted EBITDA" for more information and for the reconciliation of adjusted EBITDA to net income (loss), which is the most directly comparable financial measure calculated in accordance with GAAP.

	As of December 31,
			As of March 31, 2013
	2011	2012
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$19,023	$27,909	$26,834
Property, equipment and software, net	5,227	5,551	5,657
Working capital	32,654	49,400	45,400
Total assets	58,814	90,614	80,472
Long term debt, excluding current portion	177	—	—
Capital lease obligations, long term	769	380	159
Convertible preferred stock	62,919	76,191	76,191
Total stockholders' deficit	(24,444)	(15,329)	(17,878)

Adjusted EBITDA

        To provide investors with additional information regarding our financial results, we have presented within this prospectus adjusted EBITDA, a non-GAAP financial measure. We have provided below a reconciliation of adjusted EBITDA to net income (loss), the most directly comparable GAAP financial measure.

        We have presented adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short and long-term operational plans. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Additionally, adjusted EBITDA is a key financial measure used by the compensation committee of our board of directors in connection with the determination of compensation for our executive officers. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

        Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are:

  •
  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

  •
  Adjusted EBITDA does not reflect: (i) changes in, or cash requirements for, our working capital needs; (ii) the potentially dilutive impact of equity-based compensation; or (iii) tax payments that may represent a reduction in cash available to us; and

  •
  Other companies, including companies in our industry, may calculate adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

        Because of these and other limitations, you should consider adjusted EBITDA along with other GAAP-based financial performance measures, including various cash flow metrics, net income or loss, and our other GAAP financial results. The following table presents a reconciliation of adjusted EBITDA to net income (loss) for each of the periods indicated:

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)
				(unaudited)
Net income (loss)	$(366)	$(11,089)	$6,266	$(1,492)	$(3,338)
Adjustments:
Interest expense	54	164	117	34	19
Income tax expense	111	(62)	612	(65)	31
Depreciation and amortization expense	926	2,097	2,783	634	1,026
Stock based compensation expense	860	1,468	2,042	429	645

Total adjustments	1,951	3,667	5,554	1,032	1,721

Adjusted EBITDA	$1,585	$(7,422)	$11,820	$(460)	$(1,617)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes to the consolidated financial statements included later in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, beliefs and expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

Overview

        We are a leading independent provider of digital video brand advertising solutions. Our proprietary technologies serve the specific needs of brand advertisers and enable them to find and target large, brand-receptive audiences across a wide range of Internet-connected devices and digital media properties. Our software is used by global digital media properties to monetize professionally-produced content and applications. We facilitate digital video advertising by dynamically matching relevant audiences available through our digital media property partners with appropriate advertising campaigns from our advertising customers. Our leadership, based on proprietary technologies, brand-specific advertising solutions, large software install base and data assets is reflected in our wide audience reach, with over 257 million monthly unique viewers worldwide during May 2013, and our large customer base that includes 64 of the top 100 U.S. advertisers.

        We help our advertising customers overcome the complexities of delivering digital video advertising campaigns in a highly fragmented environment where dispersed audiences of video consumers use a growing variety of Internet-connected devices to access thousands of online and mobile websites and applications. In 2012, we delivered over eight billion video advertising impressions across personal computers, smartphones, tablets, set-top boxes, game consoles, Internet-connected TVs and other devices. Our video ads run when users choose to view video content on their devices. On each video advertising impression, we collect dozens of data elements that we use for our advanced audience modeling algorithms that improve our brand-targeting efficacy.

        Over our eight-year operating history we have amassed a vast amount of data derived from our large software installed base of YuMe Audience Aware Software Development Kits, or YuMe SDKs, that are embedded in online and mobile websites and entertainment applications residing on millions of personal computers, smartphones, tablets, Internet-connected TVs and other devices. This allows us to deliver television-like ads, enhanced and customized for each specific device type, and collect valuable advertisement viewership data. We estimate that we collected over 200 billion data points from ad impressions we delivered in 2012. As we grow our audience and advertiser footprint, we are able to collect even more data, which in turn enables us to improve the efficacy of our targeting models, further improving the utility of our solutions and driving additional adoption.

        We generate revenue by delivering digital video advertisements on Internet-connected devices. Advertising customers submit ad insertion orders to us, and we fulfill those orders by delivering their digital video advertisements to audiences available through digital media properties, a process that we refer to as an advertising campaign. From 2007 to 2012, we ran over 21,000 advertising campaigns. We are typically paid on a cost per thousand impressions, or CPM, basis, of which we generally pay digital media properties a negotiated percentage. Our customers primarily consist of large global brands and their advertising agencies. In the twelve months ended March 31, 2013, our customers included 64 of the top 100 U.S. advertisers in 2012 as ranked by Advertising Age magazine, or the AdAge 100, such as American Express, AT&T, GlaxoSmithKline, Home Depot and McDonald's.

Components of our Results of Operations

  Revenue

        We principally derive revenue from advertising solutions priced on a CPM basis and measured by the number of advertising impressions delivered to digital media properties. A substantial majority of our contracts with customers take the form of ad insertion orders placed by advertising agencies on behalf of their brand advertiser clients, which are typically one to three months in duration. Occasionally, we enter into longer term contracts with customers.

        We count direct advertising customers in accordance with the following principles: we count (i) each advertiser, not the advertising agencies through which its ad insertion orders may be placed, as the customer; and (ii) entities that are part of the same corporate structure are counted as a single customer. We also have other revenue (i) that is paid by digital media property owners, including platform fees, professional service fees and ad serving fees and (ii) from intermediaries that have relationships with advertising agencies and advertisers. In calculating revenue per direct advertising customer, we exclude this other revenue.

        Our revenue may fluctuate based on seasonal factors that affect the advertising industry. For example, many advertisers devote the largest portion of their budgets to the fourth quarter of the calendar year, to coincide with increased holiday purchasing. Historically, the fourth quarter of the year reflects the highest advertising activity and the first quarter reflects the lowest level of such activity.

  Cost of Revenue and Operating Expenses

        Cost of Revenue.    Our cost of revenue primarily consists of payments to digital media property owners, typically under revenue sharing arrangements. We refer to these payments as traffic acquisition costs. Generally, we become obligated to make payments for traffic acquisition costs in the period the advertising impressions are delivered. In limited circumstances, we are obligated to make payments based on minimum guaranteed impressions. Cost of revenue also includes ad delivery costs, such as labor and related costs, depreciation and amortization related to acquired and internally developed software, data center assets and Internet access costs. These expenses are classified as cost of revenue in the corresponding period in which the revenue is recognized. We expect cost of revenues, including our traffic acquisition costs, to increase, but to remain relatively constant as a percentage of revenue in the near term.

        Sales and Marketing.    We sell to our customers primarily through our direct sales force personnel, who have established relationships with major ad agencies and direct relationships with advertisers. Our sales and marketing expenses primarily consist of salaries, benefits, stock-based compensation, travel and entertainment expenses, and incentive compensation for our sales and marketing employees. Sales and marketing expenses also include promotional, advertising and public relations costs, as well as allocated depreciation, facilities and other supporting overhead costs. We expect sales and marketing expenses to increase as we hire additional employees to expand our sales force and to support our marketing initiatives, and to decline as a percentage of revenue over time.

        Research and Development.    We engage in research and development efforts to create new, and enhance our existing, data-science capabilities and proprietary technologies. Our research and development expenses primarily consist of salaries, benefits and stock-based compensation for our engineers, product management and information technology personnel. Research and development expenses also include outside services and consulting, allocated depreciation, facilities and other overhead costs. We capitalize a portion of our research and development costs attributable to internally developed software.

        As of December 31, 2010, 2011, 2012 and March 31, 2013, we had 44, 63, 82 and 88 research and development employees, respectively. As of March 31, 2013, 75 of our research and development employees were located in our Chennai, India office. We expect our research and development expenses to increase as we continue to invest in the development of our products, and to increase as a percentage of revenue in the short term. We believe that our eight-year operating history and our ability to attract and retain the large pool of engineering talent available in Chennai will help us expand our engineering resources and capabilities cost-effectively.

        General and Administrative.    Our general and administrative expenses primarily consist of salaries, benefits and stock-based compensation for our executive, finance, legal, human resources and other administrative employees. General and administrative expenses also include outside consulting, legal and accounting services, and facilities and other supporting overhead costs not allocated to other departments. We expect our general and administrative expenses to increase as we expand our financial, accounting, human resources, information technology and legal personnel and resources to support our anticipated public reporting requirements, and to decrease as a percentage of revenue over time.

        Interest Expense.    Interest expenses relate to our capital lease obligations and notes payable.

        Other Income (Expense), Net.    Other income (expense), net, consists primarily of the interest income earned on our cash and cash equivalents, re-measurement of our convertible preferred stock warrants accounted for as liabilities and foreign exchange gains and losses. We have foreign currency exposure related to our revenue and operating expenses denominated in currencies other than the U.S. dollar, principally the British pound sterling, Indian rupee and the euro.

        Provision for Income Taxes.    The provision for income taxes consists of federal and state income taxes in the United States and income taxes in certain foreign jurisdictions, deferred income taxes reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and the realization of net operating loss carry forwards.

Acquisition Activity

        In June 2011, we acquired Appealing Media, Limited, a U.K.-based mobile advertising technology and services company, for an aggregate purchase price of $1.3 million in cash, excluding performance-related earn-outs. In December 2012, we acquired Crowd Science, Inc., a U.S.-based audience targeting technology company, for approximately $1.1 million in cash and 2,000,000 shares of Series D-1 preferred stock. We held back $49,000 in cash and 400,000 shares of Series D-1 convertible preferred stock until the second anniversary of the closing date, subject to the satisfaction of certain conditions.

Results of Operations

        The following tables set forth our results of operations and our results of operations as a percentage of revenue for the periods presented (some items may not foot due to rounding).

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands, except per share data)
				(unaudited)
Consolidated Statement of Operations Data:
Revenue	$51,872	$68,565	$116,744	$20,069	$26,612
Cost of revenue(1)	31,565	42,787	62,985	11,489	14,553

Gross profit	20,307	25,778	53,759	8,580	12,059
Operating expenses:
Sales and marketing(1)	13,212	23,416	31,385	7,102	10,217
Research and development(1)	1,862	2,734	2,766	652	1,000
General and administrative(1)	5,263	10,596	12,466	2,349	3,938

Total operating expenses	20,337	36,746	46,617	10,103	15,155
Income (loss) from operations	(30)	(10,968)	7,142	(1,523)	(3,096)
Other income (expense), net:
Interest expense	(54)	(164)	(117)	(34)	(19)
Other income (expense), net	(171)	(19)	(147)	—	(192)

Total other expense, net	(225)	(183)	(264)	(34)	(211)

Income (loss) before income taxes	(255)	(11,151)	6,878	(1,557)	(3,307)
Income tax (expense) benefit	(111)	62	(612)	65	(31)

Net income (loss)	$(366)	$(11,089)	$6,266	$(1,492)	$(3,338)

(1)
Employee and non-employee stock-based compensation expense included in the consolidated statement of operations data above was as follows:

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)
				(unaudited)
Cost of revenue	$14	$68	$128	$25	$30
Sales and marketing	554	981	1,215	294	341
Research and development (excluding capitalized internally developed software)	13	65	184	17	70
General and administrative	279	354	515	93	204

Total employee stock-based compensation	$860	$1,468	$2,042	$429	$645

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
Consolidated Statement of Operations Data (as a percentage of revenue):
Revenue	100%	100%	100%	100%	100%
Cost of revenue	61	62	54	57	55

Gross profit	39	38	46	43	45
Operating expenses:
Sales and marketing	25	34	27	35	38
Research and development	4	4	2	3	4
General and administrative	10	15	11	12	15

Total operating expenses	39	54	40	50	57
Income (loss) from operations	—	(16)	6	(8)	(12)
Income (loss) before income taxes	—	(16)	6	(8)	(12)

Net income (loss)	(1)%	(16)%	5%	(7)%	(13)%

Three Months Ended March 31, 2012 and 2013

  Revenue

	Three Months Ended March 31,
	2012	2013	Change	% Change
	(in thousands, except percentages)
	(unaudited)
Revenue	$20,069	$26,612	$6,543	33%

        The increase in revenue was due to an increase in the number of customers purchasing our digital video solutions, and an increase in the average revenue per direct advertising customer. We had 171 direct advertising customers with average revenue of $111 thousand per direct advertising customer in the three months ended March 31, 2012 and 219 direct advertising customers with average revenue of $113 thousand per direct advertising customer in the three months ended March 31, 2013. The increase in average revenue per direct advertising customer was the result of advertisers directing an increasing amount of their budgets to digital video advertising. Other revenue increased from $1.0 million in the three months ended March 31, 2012 to $2.0 million in the three months ended March 31, 2013, reflecting both increases in spend from our intermediary advertising relationships and higher platform and ad serving fees. Our top 20 customers in the three months ended March 31, 2012 accounted for $12.0 million, or approximately 59.6%, of our revenue compared to our top 20 customers in the three months ended March 31, 2013, which accounted for $15.0 million, or approximately 56.3% of our revenue.

  Cost of revenue and Gross profit

	Three Months Ended March 31,
	2012	2013	Change	% Change
	(in thousands, except percentages)
	(unaudited)
Cost of revenue	$11,489	$14,553	$3,064	27%
Gross profit	8,580	12,059	3,479	41%
Gross margin	43%	45%

        The increase in cost of revenue was attributable to an increase of $2.2 million in traffic acquisition costs primarily due to an increase in ad impressions delivered, as well as a $0.2 million increase in ad delivery costs. As a result of the growth in our business, we hired additional employees to support our ad operations department (including hires in Chennai, India) and experienced an increase in salaries and related costs of $0.3 million and depreciation and amortization of $0.3 million. Traffic acquisition costs represented approximately 49.4% and 45.3% of revenue for the three months ended March 31, 2012 and 2013, respectively. The decrease in traffic acquisition costs as a percentage of total revenue primarily related to the more effective management of our relationships with digital media properties, the implementation of a new system of inventory quality scoring, and to a lesser extent, the impact of an increase in other revenue for which there was no associated traffic acquisition cost.

  Sales and marketing

	Three Months Ended March 31,
	2012	2013	Change	% Change
	(in thousands, except percentages)
	(unaudited)
Sales and marketing	$7,102	$10,217	$3,115	44%
Percent of revenue	35%	38%

        The increase in sales and marketing expenses was attributable to an increase in headcount-related expenses of $1.1 million as we expanded our sales organization. As a result of our efforts to increase market awareness of our solutions, our general marketing expenditures increased $0.9 million and travel and entertainment increased $0.2 million. Additionally, as a result of our increase in revenue and increase in sales and marketing headcount, our commission expenses increased $0.2 million and recruiting expense increased $0.2 million. Allocated facilities expenses including depreciation expenses increased $0.4 million, reflecting our increased investment in infrastructure.

  Research and development

	Three Months Ended March 31,
	2012	2013	Change	% Change
	(in thousands, except percentages)
	(unaudited)
Research and development	$652	$1,000	$348	53%
Percent of revenue	3%	4%

        The increase in research and development expense was attributable to an increase in headcount-related expenses of $0.2 million, including an increase in stock-based compensation expense of $0.1 million, as we further invested in our research and development capabilities in the United States and Chennai, India. Allocated facilities expenses including depreciation expenses increased $0.2 million, reflecting our increased investment in infrastructure.

  General and administrative

	Three Months Ended March 31,
	2012	2013	Change	% Change
	(in thousands, except percentages)
	(unaudited)
General and administrative	$2,349	$3,938	$1,589	68%
Percent of revenue	12%	15%

        The increase in general and administrative expenses was attributable to an increase in outside services expense of $1.4 million as we invested in infrastructure to prepare for the growth of the business. In addition, there was an increase in headcount-related expenses of $0.7 million, including an increase in stock-based compensation expense of $0.1 million, as we continued to invest in key accounting, finance, legal and management positions within the organization. This was partially offset by higher allocated facilities costs to other departments of $0.4 million as well as $0.3 million decrease in acquisition earn out expenses relating to the Appealing Media acquisition in 2011.

  Other income (expense), net

	Three Months Ended March 31,
	2012	2013	Change	% Change
	(in thousands, except percentages)
	(unaudited)
Interest expense	$(34)	$(19)
Foreign currency transaction gains (losses)	(1)	(171)
Change in fair value of warrant liabilities	1	(28)
Other non-operating loss, net	—	7

Total other income (expense), net	$(34)	$(211)	$(177)	521%

        The increase in other income (expense), net, reflects the increase losses on foreign currency transactions relating to the India and European operations as well as the revaluation of outstanding convertible preferred stock warrants offset in part by a decrease in interest expense as a result of principal payments on capital leases and notes payable.

  Income tax (expense) benefit

	Three Months Ended March 31,
	2012	2013	Change	% Change
	(in thousands, except percentages)
	(unaudited)
Income tax (expense) benefit	$65	$(31)	$(96)	(148)%

        In the three months ended March 31, 2012 we recorded deferred tax assets for the United Kingdom in the amount of $0.1 million, resulting in a tax benefit. In the three months ended March 31, 2013, income tax expense primarily related to taxes due in foreign jurisdictions.

  Net loss

        We had a net loss of $1.5 million for the three months ended March 31, 2012 as compared to net loss of $3.3 million for the three months ended March 31, 2013. The increase in our net loss primarily reflects our investments in our sales organization and marketing to increase sales and awareness of our solutions, and to a lesser degree investment in accounting, finance and management, and increased use of outside professional services.

Years Ended December 31, 2011 and 2012

  Revenue

	Years Ended December 31,
	2011	2012	Change	% Change
	(in thousands, except percentages)
Revenue	$68,565	$116,744	$48,179	70%

        The increase in revenue was due to a significant increase in the number of customers purchasing our digital video solutions, and an increase in the average revenue per direct advertising customer. We had 261 direct advertising customers with average revenue of $241 thousand per direct advertising customer in 2011 and 397 direct advertising customers with average revenue of $279 thousand per direct advertising customer in 2012. The increase in average revenue per direct advertising customer was the result of advertisers directing an increasing amount of their budgets to digital video advertising. Other revenue increased to $5.9 million in 2012 from $5.6 million in 2011, reflecting higher platform and ad serving fees as well as professional services revenue, offset by lower spend from our intermediary advertising relationships. Our top 20 customers in 2011 accounted for $37.2 million, or approximately 54.2%, of our revenue, while our top 20 customers in 2012 accounted for $58.6 million, or approximately 50.2% of our revenue.

  Cost of revenue and Gross profit

	Years Ended December 31,
	2011	2012	Change	% Change
	(in thousands, except percentages)
Cost of revenue	$42,787	$62,985	$20,198	47%
Gross profit	25,778	53,759	27,981	109%
Gross margin	38%	46%

        The increase in cost of revenue was attributable to an increase of $17.0 million in traffic acquisition costs primarily due to an increase in ad impressions delivered, as well as a $1.3 million increase in ad delivery costs. As a result of the growth in our business, we hired additional employees to support our ad operations department (including hires in Chennai, India) and experienced an increase in salaries and related costs of $1.1 million and depreciation and amortization of $0.7 million. Traffic acquisition costs represented approximately 54.8% and 46.7% of revenue in 2011 and 2012, respectively. The decrease in traffic acquisition costs as a percentage of total revenue primarily related to the more effective management of our relationships with digital media properties, the implementation of a new system of inventory quality scoring, fewer ad hoc media buys during 2012, and to a lesser extent, the impact of an increase in other revenue for which there was no associated traffic acquisition cost.

  Sales and marketing

	Years Ended December 31,
	2011	2012	Change	% Change
	(in thousands, except percentages)
Sales and marketing	$23,416	$31,385	$7,969	34%
Percent of revenue	34%	27%

        The increase in sales and marketing expenses was attributable to an increase in headcount-related expenses of $2.9 million, including an increase in stock-based compensation of $0.2 million, as we expanded our sales organization. As a result of our increase in revenue and increase in sales and marketing headcount, our commission expenses also increased $3.8 million. Additionally, general marketing expenditures increased $0.2 million and travel and entertainment expense increased $0.4 million, to expand market awareness of our solutions. Allocated facilities expenses increased $0.5 million, reflecting our increased investment in infrastructure.

  Research and development

	Years Ended December 31,
	2011	2012	Change	% Change
	(in thousands, except percentages)
Research and development	$2,734	$2,766	$32	1%
Percent of revenue	4%	2%

        The slight increase in research and development expense was attributable to an increase in headcount-related expenses of $0.1 million, as we further invested in our research and development capabilities in Chennai, India. In addition, we benefited from a favorable fluctuation in the Indian rupee exchange rate.

  General and administrative

	Years Ended December 31,
	2011	2012	Change	% Change
	(in thousands, except percentages)
General and administrative	$10,596	$12,466	$1,870	18%
Percent of revenue	15%	11%

        The increase in general and administrative expenses was attributable to an increase in headcount-related expenses of $1.2 million, including an increase in stock-based compensation expense of $0.2 million, as we continued to invest in key accounting, finance, legal and management positions within the organization. We also invested in infrastructure to prepare for the growth of the business, which led to an increase in facility costs not allocated to other departments of $0.5 million and an increase in outside services expense of $0.2 million. In addition, bad debt expenses increased $0.5 million due to an increase in provisions for potential issues with collectability as we expand our customer base, particularly internationally. These increases were partially offset by decreases in recruiting and relocation costs of $0.6 million as we utilized internal resources for these efforts subsequent to building out a recruiting department in the three months ended June 30, 2011.

  Other income (expense), net

	Years Ended December 31,
	2011	2012	Change	% Change
	(in thousands, except percentages)
Interest expense	$(164)	$(117)
Foreign currency transaction gains (losses)	(9)	(34)
Change in fair value of warrants liability	18	(102)
Other non-operating loss, net	(28)	(11)

Total other income (expense), net	$(183)	$(264)	$(81)	44%

        The increase in other income (expense), net, reflects the revaluation of outstanding convertible preferred stock warrants offset in part by a decrease in interest expense as a result of principal payments on capital leases and notes payable.

  Income tax (expense) benefit

	Years Ended December 31,
	2011	2012	Change	% Change
	(in thousands, except percentages)
Income tax (expense) benefit	$62	$(612)	$(674)	(1,087)%

        In 2011 we recorded deferred tax assets for the United Kingdom in the amount of $0.1 million, resulting in a tax benefit. In 2012, income tax expense relates to federal and state alternative minimum taxes as well as taxes due in foreign jurisdictions.

  Net income (loss)

        We had a net loss of $11.1 million for the year ended December 31, 2011 as compared to net income of $6.3 million for the year ended December 31, 2012. The improvement in our operating results in 2012 primarily related to our improved management of traffic acquisition costs, the benefits received from making investments in the ad operations and research and development teams in Chennai, India, and our utilization of internal resources for general and administrative functions.

Years Ended December 31, 2010 and 2011

  Revenue

	Years Ended December 31,
	2010	2011	Change	% Change
	(in thousands, except percentages)
Revenue	$51,872	$68,565	$16,693	32%

        The increase in revenue was due to a significant increase in the number of customers purchasing our digital video solutions, and an increase in average revenue per direct advertising customer. We had 221 direct advertising customers with average revenue of $200 thousand per direct advertising customer in 2010 and 261 direct advertising customers with average revenue of $241 thousand per direct advertising customer in 2011. The increase in average revenue per direct advertising customer was the result of advertisers directing an increasing amount of their budgets to digital video advertising. Other revenue decreased from $7.6 million in 2010 to $5.6 million in 2011, reflecting lower spend from our intermediary advertising relationships while our platform and ad serving fees remained flat. Our top 20 customers in 2010 accounted for $26.9 million, or approximately 51.9%, of our revenue, while our top 20 customers in 2011 accounted for $37.2 million, or approximately 54.2%, of our revenue.

  Cost of revenue and Gross profit

	Years Ended December 31,
	2010	2011	Change	% Change
	(in thousands, except percentages)
Cost of revenue	$31,565	$42,787	$11,222	36%
Gross profit	20,307	25,778	5,471	27%
Gross margin	39%	38%

        The increase in cost of revenue was attributable to an increase of $9.0 million in traffic acquisition costs as well as a $0.6 million increase in our ad delivery costs. As a result of the growth in our business, we hired additional employees to support our ad operations department (including hires in Chennai, India) and experienced an increase in salaries and related costs of $0.5 million, and depreciation and amortization of $0.9 million. Traffic acquisition costs represented approximately 55% of revenue in both periods.

  Sales and marketing

	Years Ended December 31,
	2010	2011	Change	% Change
	(in thousands, except percentages)
Sales and marketing	$13,212	$23,416	$10,204	77%
Percent of revenue	25%	34%

        The increase in sales and marketing expenses was attributable to an increase in headcount-related expenses of $6.1 million, including an increase in stock-based compensation of $0.4 million, as we expanded our sales organization. As of December 31, 2010 and December 31, 2011, we had 25 and 49 quota-carrying direct sales personnel, respectively. As a result of our efforts to increase market awareness of our solutions, our general marketing expenditures increased $1.2 million and travel and related expense increased $1.3 million. Primarily as a result of our increase in revenue, our commission expenses also increased $0.6 million. In addition, allocated facilities costs increased $0.9 million.

  Research and development

	Years Ended December 31,
	2010	2011	Change	% Change
	(in thousands, except percentages)
Research and development	$1,862	$2,734	$872	47%
Percent of revenue	4%	4%

        The increase in research and development expenses was primarily attributable to an increase in headcount-related expenses of $0.6 million, including an increase in stock-based compensation of $0.1 million, as we continued to invest in our solutions and other technologies for service delivery. In addition, we experienced an increase in travel and related expenses of $0.1 million as a result of increased travel for employees involved in development of our proprietary technologies. In addition, allocated facilities costs increased $0.2 million.

  General and administrative

	Years Ended December 31,
	2010	2011	Change	% Change
	(in thousands, except percentages)
General and administrative	$5,263	$10,596	$5,333	101%
Percent of revenue	10%	15%

        The increase in general and administrative expenses was attributable to an increase in headcount-related expenses of $2.5 million, including an increase in stock-based compensation of $0.1 million, as we continued to invest in key accounting, finance and management positions within the organization. As a result of our efforts to hire these key individuals, we experienced an increase of $0.6 million for recruiting, hiring and relocation costs. Other legal, accounting and consulting expenses increased by $1.6 million primarily to supplement our infrastructure. In addition, costs related primarily to facilities, software and equipment (including depreciation and amortization) not allocated to other departments increased by $0.2 million. We also accrued $0.5 million for an earn-out related to hiring targets for our acquisition of Appealing Media in 2011.

  Other income (expense), net

	Years Ended December 31,
	2010	2011	Change	% Change
	(in thousands, except percentages)
Interest expense	$(54)	$(164)
Transaction gains (losses) on foreign exchange	—	(9)
Change in fair value of warrants liability	(194)	18
Other non-operating loss, net	23	(28)

Total other income (expense), net	$(225)	$(183)	$42	19%

        The decrease in other income (expense), net, reflects the revaluation of outstanding convertible preferred stock warrants, offset in part by an increase in interest expense as a result of taking on additional capital leases principally related to data center capacity expansion.

  Income tax (expense) benefit

	Years Ended December 31,
	2010	2011	Change	% Change
	(in thousands, except percentages)
Income tax (expense) benefit	$(111)	$62	$173	156%

        For 2011 we recorded deferred tax assets for the United Kingdom in the amount of $0.1 million, resulting in a tax benefit in 2011.

  Net loss

        We had a net loss of $0.4 million for the year ended December 31, 2010, compared to a net loss of $11.1 million for the year ended December 31, 2011. The increase in our net loss primarily reflects our investments in our sales organization and marketing to increase sales and awareness of our solutions, and to a lesser degree investment in accounting, finance and management, and increased use of outside professional services.

Quarterly Results of Operations

        The following tables set forth our unaudited quarterly consolidated statements of operations data and our unaudited statement of operations data as a percentage of total revenue for each of the nine quarters in the period ended March 31, 2013. We have prepared the quarterly data on a basis consistent with the audited consolidated financial statements included in this prospectus. In the opinion of management, the quarterly financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. Results for historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	Three Months Ended
	Mar 31, 2011	Jun 30, 2011	Sept 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sept 30, 2012	Dec 31, 2012	Mar 31, 2013
	(in thousands, except per share data)
	(unaudited)
Consolidated Statement of Operations Data:
Revenue	$11,546	$13,639	$14,985	$28,395	$20,069	$25,196	$26,010	$45,469	$26,612
Cost of revenue(1)	7,409	8,542	9,852	16,984	11,489	13,652	14,402	23,442	14,553

Gross profit	4,137	5,097	5,133	11,411	8,580	11,544	11,608	22,027	12,059
Operating expenses:
Sales and marketing(1)	4,638	4,986	6,266	7,526	7,102	7,958	7,339	8,986	10,217
Research and development(1)	738	640	631	725	652	523	716	875	1,000
General and administrative(1)	1,958	2,427	3,189	3,022	2,349	2,747	3,141	4,229	3,938

Total operating expenses	7,334	8,053	10,086	11,273	10,103	11,228	11,196	14,090	15,155

Income (loss) from operations	(3,197)	(2,956)	(4,953)	138	(1,523)	316	412	7,937	(3,096)
Total other expense, net	(6)	(35)	(35)	(107)	(34)	(39)	(61)	(130)	(211)

Income (loss) before income taxes	(3,203)	(2,991)	(4,988)	31	(1,557)	277	351	7,807	(3,307)
Income tax (expense) benefit	—	(16)	(6)	84	65	(150)	125	(652)	(31)

Net income (loss)	$(3,203)	$(3,007)	$(4,994)	$115	$(1,492)	$127	$476	$7,155	$(3,338)

Net income (loss) attributable to common stockholders	$(3,203)	$(3,007)	$(4,994)	$—	$(1,492)	$—	$—	$362	$(3,338)

Net income (loss) per share attributable to common stockholders:
Basic	$(0.91)	$(0.83)	$(1.36)	$0.00	$(0.33)	$0.00	$0.00	$0.08	$(0.69)
Diluted	$(0.91)	$(0.83)	$(1.36)	$0.00	$(0.33)	$0.00	$0.00	$0.06	$(0.69)
Weighted-average number of shares used in computing net income (loss) per share attributable to common stockholders:
Basic	3,523	3,634	3,671	3,768	4,527	4,749	4,785	4,801	4,828
Diluted	3,523	3,634	3,671	5,345	4,527	5,579	5,637	5,840	4,828
(1)
Employee and non-employee stock-based compensation expense included in the consolidated statement of operations data above was as follows:

	Three Months Ended
	Mar 31, 2011	Jun 30, 2011	Sept 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sept 30, 2012	Dec 31, 2012	Mar 31, 2013
	(in thousands)
	(unaudited)
Stock based compensation
Cost of revenue	$5	$11	$26	$26	$25	$48	$31	$24	$30
Sales and marketing	188	220	291	282	294	400	324	197	341
Research and development (excluding capitalized internally developed software)	6	1	23	35	17	22	29	116	70
General and administrative	60	93	109	92	93	125	131	166	204

Total stock-based compensation	$259	$325	$449	$435	$429	$595	$515	$503	$645

	Three Months Ended
	Mar 31, 2011	Jun 30, 2011	Sept 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sept 30, 2012	Dec 31, 2012	Mar 31, 2013
	(as a percentage of revenue)
Consolidated Statement of Operations Data:
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	64	63	66	60	57	54	55	52	55

Gross profit	36	37	34	40	43	46	45	48	45
Operating expenses:
Sales and marketing	40	37	42	27	35	32	28	20	38
Research and development	6	5	4	3	3	2	3	2	4
General and administrative	17	18	21	11	12	11	12	9	15

Total operating expenses	64	59	67	40	50	45	43	31	57

Income (loss) from operations	(28)	(22)	(33)	—	(8)	1	2	17	(12)
Total other expense, net	—	—	—	—	—	—	—	—	(1)

Income (loss) before income taxes	(28)	(22)	(33)	0	(8)	1	1	17	(12)
Income tax (expense) benefit	—	—	—	—	—	1	—	1	—

Net income (loss)	(28)%	(22)%	(33)%	0%	(7)%	1%	2%	16%	(13)%

        The following table presents a reconciliation of Adjusted EBITDA to net income (loss), the most comparable GAAP measure for each of the periods indicated. Please see "Selected Consolidated Financial Data—Adjusted EBITDA" for more details on the limitations of using non-GAAP financial measures.

	Three Months Ended
	Mar 31, 2011	Jun 30, 2011	Sept 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sept 30, 2012	Dec 31, 2012	Mar 31, 2013
	(in thousands, except per share data)
	(unaudited)
Net income (loss)	$(3,203)	$(3,007)	$(4,994)	$115	$(1,492)	$127	$476	$7,155	$(3,338)
Adjustments
Interest expense	23	35	39	67	34	31	31	21	19
Income tax expense (benefit)	—	16	6	(84)	(65)	150	(125)	652	31
Depreciation and amortization	383	514	597	603	634	693	718	738	1,026
Stock based compensation	259	325	449	435	429	595	514	504	645

Total adjustments	665	890	1,091	1,021	1,032	1,469	1,138	1,915	1,721

Adjusted EBITDA	$(2,538)	$(2,117)	$(3,903)	$1,136	$(460)	$1,596	$1,614	$9,070	$(1,617)

  Quarterly Trends and Seasonality

        Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, some of which are outside our control. We have experienced rapid growth since our inception, as well as other major corporate developments. For instance, we have significantly increased the number of digital media property owners in our network, entered into new international markets, made two acquisitions, and increased our advertiser client base over the last nine quarters. These changes have resulted in substantial growth in our revenue and corresponding increases in operating expenses to support our growth. Our growth has led to variable overall operating results due to changes in our investment in sales and marketing and general and administrative from quarter to quarter, increases in employee headcount and the impact of contractual relationships with new and existing digital media property owners. Our historical results should not be considered a reliable indicator of our future results of operations.

        Our quarterly revenue increased from $11.5 million in the quarter ended March 31, 2011 to $45.5 million in the quarter ended December 31, 2012 and gross margin increasing from 36% to 48% during this period. Our increase in quarterly revenue was mainly due to an increased number of advertiser clients as well as an increase in spending from our existing advertising clients. Our increase in gross margin has been largely the result of favorable pricing terms with new and existing digital media property owners as well as the implementation of a new system of inventory quality scoring.

        Our revenue also tends to be seasonal in nature, with the fourth quarter of each calendar year historically representing the largest percentage of our total revenue for the year. Many brand advertisers spend the largest portion of their advertising budgets during the fourth quarter, in preparation for the holiday season. In the quarter ending December 31, 2012, we also benefited from significant political advertising spend associated with the presidential and congressional elections in November 2012.

        Total operating expenses increased year over year for all periods presented primarily due to the addition of personnel in connection with the expansion of our business. The addition of headcount has been the primary cause of increases in operating expenses to date, and we expect this trend to continue as we have expanded our sales and marketing and research and development budgets to invest further in our growth and to capture additional market share. General and administrative expenses will continue to increase to support this growth as well as the additional costs of being a public company.

Liquidity and Capital Resources

        As of March 31, 2013, we had cash and cash equivalents of $26.8 million, notes payable pursuant to our Loan and Security Agreement with Silicon Valley Bank of $0.1 million and capital lease obligations of $0.9 million related to the purchase of property, equipment and software. Cash and cash equivalents consist of cash and money market funds. Cash held internationally as of December 31, 2012 was not material to our consolidated balance sheet. We did not have any short-term or long-term investments as of March 31, 2013.

        Since inception, we have financed our operations and capital expenditures through issuance of convertible notes and private sales of convertible preferred stock. Specifically, from 2005 to 2006, we received proceeds of $1.9 million related to the issuance of convertible notes to investors, which were converted into Series A-1 convertible preferred stock in July 2006. In addition, at various dates from 2006 to 2009, we raised approximately $18.8 million in net proceeds from the issuance of Series A-1, Series A-2, Series B and Series C convertible preferred stock. During 2010, we received additional net proceeds of $31.8 million from the issuance of Series D and Series D-1 convertible preferred stock. In 2011, we received additional net proceeds of $11.9 million from the issuance of Series D-1 convertible preferred stock. In 2012, we received additional net proceeds of $10.0 million from the issuance of Series D-1 convertible preferred stock.

        We believe that our existing cash and cash equivalents balance will be sufficient to meet our working capital requirements for at least the next 12 months. However, our liquidity assumptions may prove to be incorrect, and we could utilize our available financial resources sooner than we currently expect. In addition, we may elect to raise additional funds at any time through equity, equity-linked or debt financing arrangements. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth under "Risk Factors" in this prospectus. We may not be able to secure additional financing to meet our operating requirements on acceptable terms, or at all. If we raise additional funds by issuing equity or equity-linked securities, the ownership of our existing stockholders will be diluted. If we raise additional financing by the incurrence of indebtedness, we will be subject to increased fixed payment obligations and could also be subject to restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely impact our ability to conduct our business. If we are unable to obtain needed additional funds, we will have to reduce our operating expenses, which would impair our growth prospects and could otherwise negatively impact our business.

  Cash Flows

        The following table summarizes our cash flows for the periods presented (in thousands):

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
				(unaudited)
Consolidated Statements of Cash Flows Data:
Cash flows provided by (used in) operating activities	$(1,508)	$(17,557)	$2,683	$2,739	$309
Cash flows used in investing activities	(2,752)	(3,455)	(3,599)	(279)	(828)
Cash flows provided by (used in) financing activities	31,391	11,426	9,871	248	(616)

  Operating Activities

        We generated $0.3 million of cash from operating activities during the three months ended March 31, 2013, primarily resulting from our net loss of $3.3 million, offset by:

  •
  Depreciation and amortization of $1.0 million;

  •
  Stock-based compensation of $0.6 million; and

  •
  Bad debt expense of $0.1 million.

        In addition, significant changes in our operating assets and liabilities resulted from the following:

  •
  A decrease in accounts receivable of $10.5 million due to a decrease in billings for advertising campaigns as well as timing of payments from these customers;

  •
  A decrease in accounts payable, accrued liabilities and accrued traffic acquisition costs of $8.2 million primarily relating to payments made for bonuses and commissions in the three months ended March 31, 2013 relating to 2012 and a decrease in traffic acquisition costs; and

  •
  An increase in prepaid expenses and other current assets of $0.3 million primarily due to the timing of payments for rent, insurance and other operating costs.

        We generated $2.7 million of cash from operating activities during the three months ended March 31, 2012, primarily resulting from our net loss of $1.5 million, offset by:

  •
  Depreciation and amortization of $0.6 million; and

  •
  Stock-based compensation of $0.4 million.

        In addition, significant changes in our operating assets and liabilities resulted from the following:

  •
  A decrease in accounts receivable of $4.0 million due to a decrease in billings for advertising campaigns as well as timing of payments from these customers;

  •
  A decrease in accounts payable, accrued liabilities and accrued traffic acquisition costs of $0.5 million primarily relating to payments made for bonuses and commissions in the three months ended March 31, 2012 relating to 2011; and

  •
  An increase in prepaid expenses and other current assets of $0.4 million primarily due to the timing of payments for rent, insurance and other operating costs.

        We generated $2.7 million of cash from operating activities during 2012, primarily resulting from our net income of $6.3 million, increased by:

  •
  Depreciation and amortization of $2.8 million;

  •
  Stock-based compensation of $2.0 million; and

  •
  Bad debt expense of $0.4 million.

        In addition, significant changes in our operating assets and liabilities resulted from the following:

  •
  An increase in accounts receivable of $16.5 million due to an increase in billings for advertising campaigns as well as timing of payments from these customers;

  •
  An increase in accounts payable, accrued liabilities and accrued traffic acquisition costs of $7.8 million relating to the growth in the business; and

  •
  An increase in prepaid expenses and other current assets of $0.4 million primarily due to the timing of payments for rent, insurance and other operating costs.

        We used $17.6 million of cash in operating activities during 2011, primarily resulting from our net loss of $11.1 million, offset by:

  •
  Depreciation and amortization of $2.1 million; and

  •
  Stock-based compensation of $1.5 million.

        In addition, significant changes in our operating assets and liabilities resulted from the following:

  •
  An increase in accounts receivable of $12.2 million due to an increase in billings for advertising campaigns as well as timing of payments from these customers; and

  •
  An increase in accounts payable, accrued liabilities and accrued traffic acquisition costs of $2.9 million relating to the growth in the business.

        We used $1.5 million of cash in operating activities during 2010, primarily resulting from our net loss of $0.4 million, offset by:

  •
  Depreciation and amortization of $0.9 million; and

  •
  Stock-based compensation of $0.9 million.

        In addition, significant changes in our operating assets and liabilities resulted from the following:

  •
  An increase in accounts receivable of $9.9 million due to an increase in billings for advertising campaigns as well as timing of payments from these customers;

  •
  An increase in accounts payable, accrued liabilities and accrued traffic acquisition costs of $7.1 million relating to the growth in the business and amounts owed to digital media property owners; and

  •
  An increase in prepaid expenses and other current assets of $0.5 million primarily due to the timing of payments for rent, insurance and other operating costs.

  Investing Activities

        Our primary investing activities have consisted of purchases of property, equipment and software to support our delivery of solutions, infrastructure and employees. Purchases of property and equipment may vary from period to period due to the timing of the expansion of our operations and development of enhancements and increased functionality of our proprietary technologies.

        We used $0.8 million of cash in investing activities during the three months ended March 31, 2013. We used $0.8 million to purchase property, equipment and software.

        We used $0.3 million of cash in investing activities during the three months ended March 31, 2012. We used $0.3 million to purchase property, equipment and software.

        We used $3.6 million of cash in investing activities during 2012. We used $2.5 million to purchase property, equipment and software and $0.8 million for the acquisition of Crowd Science, Inc. In addition, we had an increase in restricted cash of $0.3 million relating to a letter of credit for our New York City office lease.

        We used $3.5 million of cash in investing activities during 2011. We used $2.2 million to purchase property, equipment and software and $1.3 million for the acquisition of Appealing Media, Limited.

        We used $2.8 million of cash in investing activities during 2010. We used $2.8 million to purchase property, equipment and software.

  Financing Activities

        Our financing activities have consisted primarily of net proceeds from the issuance of convertible preferred stock, notes payable with a bank and the issuance of common stock related to the exercise of stock options.

        We used $0.6 million of cash from financing activities for the three months ended March 31, 2013. We made payments of $0.4 million for deferred offering costs and repayments of $0.2 million of borrowings under notes payable and capital leases.

        We generated $0.3 million of cash from financing activities for the three months ended March 31, 2012. We received $0.5 million from proceeds from the exercise of common stock options. This was offset by repayments of $0.2 million of borrowings under notes payable and capital leases.

        We generated $9.9 million of cash from financing activities for 2012. We issued 7,612,087 shares of Series D-1 preferred stock for net proceeds of $10.0 million and we received $0.7 million from proceeds from the exercise of common stock options. This was offset by repayments of $0.9 million of borrowings under notes payable and capital leases.

        We generated $11.4 million of cash from financing activities for 2011. We issued 9,134,503 shares of Series D-1 preferred stock for net proceeds of $11.9 million and we received $0.2 million from proceeds from the exercise of common stock options. This was offset by repayments of $0.7 million of borrowings under notes payable and capital leases.

        We generated $31.4 million of cash from financing activities for 2010. We issued 24,876,609 shares of Series D and 5,328,462 shares of Series D-1 preferred stock for total net proceeds of $31.8 million. We also received net proceeds from the issuance of notes payable from Silicon Valley Bank of $1.0 million and we used $1.6 million to repurchase 1,801,182 shares of Series A-1 convertible preferred stock from existing investors.

Off Balance Sheet Arrangements

        We did not have any off balance sheet arrangements as of December 31, 2011, December 31, 2012 or March 31, 2013 other than the indemnification agreements described below.

Indemnification Agreements

        In the ordinary course of business, we provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, solutions to be provided by us or from intellectual property infringement claims made by third parties. In addition, we have entered into indemnification agreements with directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees.

Contractual Obligations

        We lease various office facilities, including our corporate headquarters in Redwood City, California, under operating lease agreements that expire through October 2016. The terms of the lease agreements provide for rental payments on a graduated basis. We recognize rent expense on a straight-line basis over the lease periods.

        We also have notes payable, capital lease obligations, and enter into agreements with digital media property owners that require the purchase of a minimum number of impressions on a monthly or quarterly basis. Our notes payable and capital leases obligations mature at various dates through June 2015, while purchase commitments expire on various dates through December 2013.

        Our future minimum payments under these arrangements as of December 31, 2012 are as follows (in thousands):

	Payments Due by Period
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Operating lease obligations	$5,662	$1,913	$3,052	$697	$—
Notes payable	192	192	—	—	—
Capital lease obligations	1,061	674	387	—	—
Traffic acquisition costs and other purchase commitments	1,925	1,925	—	—	—

Total minimum payments	$8,840	$4,704	$3,439	$697	$—

        The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

Critical Accounting Policies and Estimates

        Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

        We believe that the assumptions and estimates associated with revenue recognition, internal-use software development costs, business combinations, income taxes and stock-based compensation have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, see note 3 of the notes to our consolidated financial statements.

  Revenue Recognition

        Our revenue is principally derived from advertising services measured by the number of advertising impressions displayed on digital media properties owned and controlled by third party digital media property owners and priced on a CPM basis. We recognize revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. For all revenue transactions, we consider a signed agreement, a binding insertion order or other similar documentation to be persuasive evidence of an arrangement. Our arrangements generally do not include a provision for cancellation, termination, or refunds that would significantly impact revenue recognition. Arrangements for these services generally have a term of up to three months and in some cases the term may be up to one year.

        In the normal course of business, we act as a facilitator in executing transactions with third parties. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether we are acting as the principal or an agent in the transaction. In determining whether we act as the principal or an agent, we follow the accounting guidance for principal-agent considerations. While none of the factors identified in this guidance is individually considered presumptive or determinative, because we are the primary obligor and is responsible for (i) identifying and contracting with third party advertisers, (ii) establishing the selling prices of the advertisements sold, (iii) performing all billing and collection activities including retaining credit risk and (iv) bearing sole responsibility for fulfillment of the advertising, we act as the principal in these arrangements and therefore reports revenue earned and costs incurred on a gross basis.

        We generally recognize revenue based on delivery information from a combination of third party reporting and our proprietary campaign tracking systems.

        Multiple-element Arrangements.    We enter into arrangements with customers to sell advertising packages that include different media placements or ad services that are delivered at the same time, or within close proximity of one another.

        For 2010, because we have not yet established the fair value for each element and adopted a single unit of accounting for these arrangements, advertising sales revenue was recognized as the lesser of (1) revenue calculated on a time-based straight-line basis over the term of the contract, or (2) revenue earned on the delivered media and price as specified on the applicable insertion order.

        Beginning on January 1, 2011, we adopted new authoritative guidance on multiple element arrangements, using the prospective method for all arrangements entered into or materially modified from the date of adoption. Under this new guidance, at the inception of an arrangement, we allocate arrangement consideration in multiple-deliverable revenue arrangements to all deliverables, based on the relative selling price method in accordance with the selling price hierarchy, which includes: (1) vendor-specific objective evidence, or VSOE, if available; (2) third party evidence, or TPE, if VSOE is not available; and (3) best estimate of selling price, or BESP if neither VSOE nor TPE is available.

        VSOE—We evaluate VSOE based on our historical pricing and discounting practices for the specific product or service when sold separately. In determining VSOE, we require that a substantial majority of the standalone selling prices for these services fall within a reasonably narrow pricing range. We historically have not entered into a large volume of single element arrangements, so we have not been able to establish VSOE for any of our advertising products.

        TPE—When VSOE cannot be established for deliverables in multiple element arrangements, we apply judgment with respect to whether we can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our go-to-market strategy differs from that of our peers and our offerings contain a significant level of differentiation such that the comparable pricing of services cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor services' selling prices are on a standalone basis. As a result, we have not been able to establish selling price based on TPE.

        BESP—When we are unable to establish selling price using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the service were sold on a standalone basis. BESP is generally used to allocate the selling price to deliverables in our multiple element arrangements. We determine BESP for deliverables by considering multiple factors including, but not limited to, prices we charge for similar offerings, class of advertiser, size of transaction, seasonality, observed pricing trends, available online inventory, industry pricing strategies, market conditions and competitive landscape. We limit the amount of allocable arrangement consideration to amounts that are fixed or determinable and that are not contingent on future performance or future deliverables. We will regularly review BESP. Changes in assumptions or judgments or changes to the elements in the arrangement could cause a material increase or decrease in the amount of revenue that we report in a particular period.

        We recognize the relative fair value of the media placements or ad services as they are delivered assuming all other revenue recognition criteria are met.

        Deferred revenue is comprised of contractual billings in excess of recognized revenue and payments received in advance of revenue recognition

  Internal-use Software Development Costs

        We capitalize certain costs related to software developed for internal use. In accordance with authoritative guidance, we begin to capitalize our costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally estimated to be three years. Costs incurred prior to meeting these criteria together with costs incurred for training and maintenance are expensed as incurred and recorded in product development expenses on our consolidated statements of operations. Costs incurred for enhancements that are expected to result in additional features or functionality are capitalized and expensed over the estimated useful life of the enhancements, generally three years.

  Business Combinations

        When we acquire a business, we determine the acquisition purchase price as the sum of the consideration we provide. When we issue stock-based awards to an acquired company's selling stockholders, we evaluate whether the awards are contingent consideration or compensation for post-business combination services. Our evaluation includes, among other things, whether the vesting of the stock-based awards is contingent on the continued employment of the selling stockholder beyond the acquisition date. If continued employment is required for vesting, the awards are treated as compensation for post-acquisition services and recognized as future compensation expense over the required service period.

        We allocate the purchase price in a business combination to the identifiable assets and liabilities of the acquired business at their acquisition date fair values. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill. To date, the assets acquired and liabilities assumed in our business combinations have primarily consisted of acquired working capital and definite-lived intangible assets. The carrying value of acquired working capital is assumed to be equal to its fair value, given the short-term nature of these assets and liabilities.

  Income Taxes

        We account for income taxes in accordance with authoritative guidance, which requires the use of the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based upon the difference between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. We established a full valuation allowance to offset domestic net deferred tax assets as of December 31, 2011 and 2012 due to the uncertainty of realizing future tax benefits from our net operating loss carry forwards and other deferred tax assets. Our valuation allowance as of December 31, 2012 was attributable to the uncertainty of realizing future tax benefits from U.S. net operating losses, foreign timing differences and other deferred tax assets.

        As of December 31, 2012, we had U.S. federal net operating loss carry forwards of approximately $16.0 million, expiring beginning in 2025. As of December 31, 2012, we had U.S. state net operating loss carry forwards of approximately $18.0 million, expiring beginning in 2015. As of December 31, 2011 we had federal research and development tax credits of approximately $0.4 million, expiring beginning in 2025. We also had other tax credits of $18,000, which carries forward indefinitely. As of December 31, 2012, we had state research and development tax credits of approximately $0.4 million which carries forward indefinitely.

  Stock-based Compensation

        We account for stock-based compensation in accordance with the authoritative guidance on stock compensation. Under the fair value recognition provisions of this guidance, stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award.

        Determining the fair value of stock-based awards at the grant date requires judgment. We use the Black-Scholes option valuation model to determine the fair value of stock options. The determination of the grant date fair value of options using an option valuation model is affected by our estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include our expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

        Fair Value of Our Common Stock.    Because our stock is not publicly traded, we must estimate the fair value of common stock, as discussed in "Common Stock Valuation" below.

        Expected Term.    The expected term was estimated using the simplified method allowed under SEC guidance.

        Volatility.    As we do not have a trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in the technology industry similar in size, stage of life cycle and financial leverage. We did not rely on implied volatilities of traded options in our industry peers' common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

        Risk-free Rate.    The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

        Dividend Yield.    We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

        If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

        The following table presents the assumptions used to estimate the fair value of options granted to employees during the periods presented:

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
				(Unaudited)
Expected term (years)	5.66 - 6.08	5.88 - 6.08	5.60 - 6.07	—	5.98 - 6.08
Volatility	66.8 - 69.7%	63.9 - 66.2%	65.3 - 90.0%	—%	80.0%
Risk-free interest rate	1.35 - 3.00%	1.03 - 2.84%	0.73 - 1.09%	—%	1.14 - 1.17%
Dividend yield	—	—	—	—	—

        The following table summarizes by grant date the number of shares of common stock subject to stock options granted from January 1, 2011 through June 30, 2013, as well as the associated per share exercise price and the estimated fair value per share of our common stock on the grant date:

Option Grant Dates	Number of Shares Underlying Options	Exercise Price Per Share	Common Stock Fair Value Per Share at Grant Date
February 1, 2011	71,996	$4.62	$4.62
May 27, 2011	839,307	4.62	4.62
June 6, 2011	330,241	4.62	4.62
June 15, 2011	350,000	4.62	4.62
July 18, 2011	77,913	4.62	4.62
December 16, 2011	120,736	4.44	4.44
April 27, 2012	272,037	4.44	4.44
June 17, 2012	7,330	4.44	4.44
July 26, 2012	309,158	4.68	4.68
August 24, 2012	119,572	4.68	4.68
December 21, 2012	204,740	5.94	5.94
January 29, 2013	428,032	6.42	6.42
May 6, 2013	240,737	8.46	8.46
July 18, 2013	234,852	10.74	10.74
August 2013(1)	1,059,267	9.00	9.00

(1)
In August 2013, our compensation committee approved equity awards for an aggregate of 1,059,267 shares of our common stock that will be issuable upon the exercise of stock options with an exercise price per share equal to $9.00, the initial public offering price in this offering.

  Determination of Fair Value of Common Stock on Grant Dates Prior to IPO

        The fair value of the common stock underlying our stock options was determined by our board of directors, which intended all options granted to be exercisable at a price per share not less than the per-share fair value of our common stock underlying those options on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in the valuation model are based on future expectations combined with management judgment. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

  •
  The prices, rights, preferences and privileges of our preferred stock relative to the common stock;

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  The prices of our common stock sold by stockholders in arm's length transactions;

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  The prices of our preferred stock sold to outside investors in arms-length transactions;

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  Our operating and financial performance;

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  Current business conditions and projections;

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  The hiring of key personnel;

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  Our history and the introduction of new solutions;

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  Our stage of development;

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  Third party valuations of our common stock performed as of August 2009, February 2010, March 2011, October 2011, April 2012, September 2012, December 2012 and March 2013;

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  The likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions;

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  Any adjustment necessary to recognize a lack of marketability for our common stock;

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  The market performance of comparable publicly traded companies; and;

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  The U.S. and global capital market conditions.

        The dates of our contemporaneous valuations did not always coincide with the dates of our stock-based compensation grants. In such instances, management's estimates were based on the most recent contemporaneous valuation of shares of our common stock and our assessment of additional objective and subjective factors we believed were relevant as of the grant date. The additional factors considered when determining any changes in fair value between the most recent contemporaneous valuation and the grant dates included, when available, the prices paid in recent transactions involving our equity securities, as well as our stage of development, our operating and financial performance, current business conditions, and the market performance of comparable publicly traded companies.

        There were significant judgments and estimates inherent in these contemporaneous valuations. These judgments and estimates included assumptions regarding our future operating performance, the time to completing an initial public offering or other liquidity event, and the determinations of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per common share could have been significantly different.

  Common Stock Valuation

        For the contemporaneous valuations of our common stock, our management estimated, as of each valuation date, our enterprise value on a continuing operations basis, using one or a weighted combination of the following acceptable valuation approaches:

  1.
  Income approach (discounted cash flows)—The discounted free cash flow method is based on the premise that our enterprise value as of the respective valuation date is equal to the projected future free cash flows and expected terminal value of the business, discounted by a required rate of return that investors would demand given the risks of ownership and the risks associated with achieving the stream of projected future free cash flows.

  2.
  Market approach (guideline public companies)—The guideline company methodology involves the selection of publicly-traded guideline companies, whose operations are considered to be similar to ours, in order to measure the relative values being accorded by the investing public to the earnings, book values, and revenue of those comparable companies. These measures are then applied to our operations to derive a value. In selecting the guideline companies used in our analysis, we applied several criteria, including companies in the online advertising industry, companies displaying economic and financial similarity in certain aspects of primary importance in the eyes of the investing public, and businesses that entail a similar degree of investment risk.

  3.
  Market approach (prior sales of our stock)—The prior sales of our stock considers arm's-length sales of common or preferred stock to new investors, when the price derived from this transaction can be relied upon in calculating the fair value of our common stock.

  Determination of the Fair Value of Stock-based Compensation Grants

        Significant factors considered by our board of directors in determining the fair value of our common stock at these grant dates include:

        February 2011 Stock Option Grants.    In February 2011, we granted stock options with an exercise price of $4.62 per share. In determining the fair value of our common stock on this grant date, the board of directors considered the issuance of Series D-1 Preferred Stock in the third and fourth quarters of 2010 for $1.3137 per share as well as the latest valuation report completed in February 2010. The February 2010 valuation was driven by the contemporaneous issuance of Series D Preferred Stock at $1.00496 per share using the market approach. Although the transaction involved another class of stock (Series D Preferred Stock) and included other considerations in the investment decision, the transaction involved a new investor in us and occurred on the valuation date. Based on all of these considerations, the board of directors concluded that the fair value of our common stock was $4.62 per share for the February 2011 stock option grants.

        May 2011 through July 2011 Stock Option Grants.    From May 2011 through July 2011, we continued to grant stock options with an exercise price of $4.62 per share. In determining the fair values of our common stock on these grant dates, the board of directors considered the contemporaneous valuation performed as of March 31, 2011, which was solely based on the income approach. While we experienced revenue growth during the period following March 31, 2011, we also undertook operational changes as we transitioned regional sales personnel. Based on all of these considerations, the board of directors concluded that the fair value of our common stock was $4.62 per share for options granted from April 2011 through July 2011, consistent with the March 31, 2011 valuation.

        December 2011 through June 2012 Stock Option Grants.    From December 2011 through June 2012, we granted stock options with an exercise price of $4.44 per share. In determining the fair values of our common stock on these grant dates, the board of directors considered the valuation performed as of October 31, 2011, which was solely based on the income approach. In addition, during October 2011 and April 2012, we issued additional shares of Series D-1 Preferred Stock for $1.3137 per share. While our revenue grew during this period, we also experienced significant operational changes leading to a CEO transition. Based on all of these considerations, the board of directors concluded that the fair value of our common stock was $4.44 per share for options granted from December 2011 through June 2012, consistent with the October 31, 2011 valuation.

        July 2012 through August 2012 Stock Option Grants.    During July 2012 through August 2012, we granted stock options with an exercise price of $4.68 per share. In determining the fair value of our common stock on these grant dates, the board of directors considered the valuation performed as of April 30, 2012, which was equally based on the income approach and the market approach utilizing guideline public companies. In the first half of 2012, we experienced improving revenue and profitability trends as our sales team became more productive. Based on these considerations, the board of directors concluded that the fair value of our common stock was $4.68 per share for options granted from July 2011 through August 2012, consistent with the April 30, 2012 valuation.

        December 2012 Stock Option Grants.    In December 2012, we granted stock options with an exercise price of $5.94 per share. In determining the fair value of our common stock on this grant date, the board of directors considered the valuation performed as of September 30, 2012, which was equally based on the income approach and the market approach utilizing guideline public companies. In the first nine months of 2012, we experienced improving revenue and profitability trends as our sales team became more productive. During this period our board of directors began to consider an initial public offering of our common stock as a possibility. As our first step, we selected investment bankers and conducted an organizational meeting in December 2012. As a result, we began to consider the fair value of our common stock in the case of an initial public offering and increased the frequency at which we conduct stock valuations to quarterly. Based on these considerations, the board of directors concluded that the fair value of our common stock was $5.94 per share for options granted in December 2012, consistent with the September 30, 2012 valuation.

        January 2013 Stock Option Grants.    In January 2013, we granted stock options with an exercise price of $6.42 per share. In determining the fair value of our common stock on this grant date, the board of directors considered the valuation performed as of December 31, 2012, which was equally based on the income approach and the market approach utilizing guideline public companies. In 2012, we experienced improving revenue and profitability. After the organizational meeting for our proposed initial public offering, we continued to take steps toward the filing of our registration statement. As a result, we applied a lower discount for the lack of marketability of our common stock. Based on these considerations, the board of directors concluded that the fair value of our common stock was $6.42 per share for options granted in January 2013, consistent with the December 31, 2012 valuation.

        May 2013 Stock Option Grants.    In May 2013, we granted stock options with an exercise price of $8.46 per share. In determining the fair value of our common stock on this grant date, the board of directors considered the valuation performed as of March 31, 2013, which was based on the income approach and the market comparable approach utilizing guideline public companies. In 2013, we continued to experience improving revenue and profitability and continued to take steps towards our initial public offering. In April 2013, we confidentially submitted our registration statement on Form S-1 to the SEC. As a result, a probability weighted expected return was applied to the two approaches above, giving greater weight to the probability of an initial public offering. In addition, our cost of capital was lowered in both approaches. Based on these considerations, the board of directors concluded that the fair value of our common stock was $8.46 per share for options granted in May 2013, consistent with the March 31, 2013 valuation.

        July 2013 Stock Option Grants.    In July 2013, we granted stock options with an exercise price of $10.74 per share. In determining the fair value of our common stock on this grant date, the board of directors considered the valuation performed as of July 3, 2013, which was based on the market comparable approach utilizing guideline public companies. In 2013, we continued to experience improving revenue and profitability and continued to take steps towards our initial public offering. In April 2013, we confidentially submitted our registration statement on Form S-1 to the SEC, which was subsequently publicly filed in July 2013. As a result, a probability weighted expected return was applied to the market comparable approach above, giving greater weight to the probability of an initial public offering. In addition, our cost of capital was lowered. Based on these considerations, the board of directors concluded that the fair value of our common stock was $10.74 per share for options granted in July 2013, consistent with the July 3, 2013 valuation.

Recently Issued and Adopted Accounting Pronouncements

        Under the Jumpstart Our Business Startups Act, or JOBS Act, we meet the definition of an "emerging growth company." We have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not "emerging growth companies."

        In May 2011, the Financial Accounting Standards Board, or FASB, issued Topic 820—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, or Topic 820. Topic 820 changes the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements to ensure consistency between GAAP and International Financial Reporting Standards, or IFRS. Topic 820 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. Topic 820 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The adoption of this guidance did not have a material impact on our consolidated financial statements.

        In June 2011, the FASB issued Accounting Standards Update No. 2011-05, Comprehensive Income (Topic 220)—Presentation of Comprehensive Income, or ASU 2011-05, to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of stockholders' equity. This standard only affected the way we present the components of comprehensive income and did not affect our financial position, results of operations or cash flows. In December 2011, the FASB further amended its guidance to defer changes related to the presentation of reclassification adjustments indefinitely as a result of concerns raised by stakeholders that the new presentation requirements would be difficult for preparers and add unnecessary complexity to financial statements. Companies, however, would still be required to adopt the other requirements of this pronouncement. ASU No. 2011-05, which should be applied retrospectively, is effective for annual or interim periods beginning after December 15, 2011 with early adoption permitted. We adopted ASU 2011-05 effective January 1, 2011 and have retrospectively applied the provisions of ASU 2011-05 for all periods presented. This adoption did not have an impact on our financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosure about Market Risk

        We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks include primarily interest rate, foreign exchange risks and inflation.

  Interest Rate Fluctuation Risk

        Our cash and cash equivalents consist of cash and money market funds. Our borrowings under notes payable and capital lease obligations are generally at fixed interest rates.

        The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Because our cash and cash equivalents have a relatively short maturity, our portfolio's fair value is relatively insensitive to interest rate changes. During 2012, we determined that the nominal difference in basis points for investing our cash and cash equivalents in longer-term investments did not warrant a change in our investment strategy. We do not believe that an increase or decrease in interest rates of 100-basis points would have a material effect on our operating results or financial condition. In future periods, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives.

  Foreign Currency Exchange Risk

        We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar, principally the British pound sterling, Indian Rupee and the euro. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. Although we have experienced and will continue to experience fluctuations in our net income (loss) as a result of transaction gains (losses) related to revaluing certain cash balances, trade accounts receivable balances and intercompany balances that are denominated in currencies other than the U.S. dollar, we believe such a change will not have a material impact on our results of operations. In the event our foreign sales and expenses increase, our operating results may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. At this time we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on our results of operations.

  Inflation Risk

        We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

BUSINESS

Overview

        We are a leading independent provider of digital video brand advertising solutions. Our proprietary technologies serve the specific needs of brand advertisers and enable them to find and target large, brand-receptive audiences across a wide range of Internet-connected devices and digital media properties. Our software is used by global digital media properties to monetize professionally-produced content and applications. We facilitate digital video advertising by dynamically matching relevant audiences available through our digital media property partners with appropriate advertising campaigns from our advertising customers. Our leadership, based on proprietary technologies, brand-specific advertising solutions, large software install base and data assets, is reflected in our wide audience reach, with over 257 million monthly unique viewers worldwide during May 2013, and our large customer base that includes 64 of the top 100 U.S. advertisers.

        We help our advertising customers overcome the complexities of delivering digital video advertising campaigns in a highly fragmented environment where dispersed audiences use a growing variety of Internet-connected devices to access thousands of online and mobile websites and applications. In 2012, we delivered over eight billion video advertising impressions across personal computers, smartphones, tablets, set-top boxes, game consoles, Internet-connected TVs and other devices. Our video ads run when users choose to view video content on their devices. On each video advertising impression, we collect dozens of data elements that we use for our advanced audience modeling algorithms that continuously improve our brand-targeting effectiveness.

        We believe our digital video brand advertising solution exceeds the efficacy and enhances the reach of traditional television advertising. The global television advertising market was approximately $193 billion in 2012, according to Magna Global. The digital video advertising market is expected to reach approximately $15 billion in global annual spend by 2016, according to Frost & Sullivan. We believe deployment of our solutions will accelerate the shift of advertising budgets from television to digital video. Additionally, we believe that audience fragmentation in the digital video market will continue, and technologies will continue to diverge, making delivery of television-like video advertisements to large-scale digital audiences increasingly difficult and complex. Our technology solutions address these challenges, enhancing the opportunity for brand advertisers to capture targeted, TV-scale digital audiences.

        Our solutions are purpose-built for the digital video brand advertising market and professional digital media property owners. As with traditional television, digital video enables brand advertisers to reach large audiences with impactful messages combining sight, sound and motion. We give digital media property owners the technology they need to deliver video advertisements to fragmented audiences across multiple devices, and we aggregate those audiences into cohesive, TV-scale audiences for brand advertisers. During May 2013, our technology enabled us to reach over 155 million monthly unique viewers in the United States and 257 million monthly unique viewers worldwide. To do this, our sophisticated data-science capabilities and advertising management platform and software are customized to deliver ads for a growing variety of Internet-connected devices. For example, our Placement Quality Index, or PQI, contextual scoring system uses data algorithms to assess the quality of ad placements and optimize placements to maximize brand advertising results. In addition, our Audience Amplifier machine-learning tool uses those brand results in its correlative data models to find large audiences that we expect to be receptive to specific brand messages.

        Digital media properties license our technology to deliver digital video advertisements to their audiences, and we apply our data science capabilities to ascribe characteristics to those audiences that will be relevant to particular advertisers. In combination, these capabilities allow us to deliver ads to audiences that we expect to be receptive to specific brand messages. We generate results that are relevant to brand advertisers such as brand awareness, message recall, brand favorability and purchase intent, based on the viewer data that we collect through viewer surveys and our YuMe Audience Aware Software Development Kits, or YuMe SDKs.

        Over our eight-year operating history we have amassed a vast amount of data derived from our large software installed base of YuMe SDKs that are embedded in online and mobile websites and entertainment applications residing on millions of personal computers, smartphones, tablets, Internet-connected TVs and other devices. This allows us to deliver television-like ads, enhanced and customized for each specific device type, and collect valuable advertisement viewership data. We estimate that we collected over 200 billion data points from ad impressions we delivered in 2012. As we grow our audience and advertiser footprint, we are able to collect even more data, which in turn enables us to improve the efficacy of our targeting models, further improving the utility of our solutions and driving additional adoption.

        We generate revenue by delivering digital video advertisements on Internet-connected devices. Advertising customers submit ad insertion orders to us, and we fulfill those orders by delivering their digital video advertisements to audiences available through digital media properties, a process we refer to as an advertising campaign. From 2007 to 2012, we ran over 21,000 advertising campaigns. We are typically paid on a cost per thousand impressions, or CPM, basis, of which we generally pay digital media properties a negotiated percentage. Our customers primarily consist of large global brands and their advertising agencies. In the twelve months ended March 31, 2013, our customers included 64 of the top 100 U.S. advertisers in 2012 as ranked by Advertising Age magazine, or the AdAge 100, such as American Express, AT&T, GlaxoSmithKline, Home Depot and McDonald's.

        During the three months ended March 31, 2013 our revenue was $26.6 million, a 33% increase over the same period in 2012, while our gross margin expanded to 45% from 43%. We recorded a net loss of $3.3 million and adjusted EBITDA of $(1.6) million for the three months ended March 31, 2013, compared with a net loss of $1.5 million and adjusted EBITDA of $(0.5) million for the three months ended March 31, 2012. In 2012, our revenue was $116.7 million, a 70% increase over 2011, while our gross margin expanded to 46% from 38%. We recorded net income of $6.3 million and adjusted EBITDA of $11.8 million in 2012, and a net loss of $11.1 million and adjusted EBITDA of $(7.4) million in 2011. For information on adjusted EBITDA, and a reconciliation of adjusted EBITDA to net income (loss) on the basis of accounting principles generally accepted in the United States, or GAAP, please refer to "Selected Consolidated Financial Data."

Industry Background

        Brand advertisers have historically used television, print and other traditional media to promote their brands, with limited opportunities for digital brand advertising. These traditional media accounted for approximately 82% of worldwide advertising spending in 2012, according to Strategy Analytics. Brand advertising refers to advertising that features a particular company, product or service in a way intended to establish long-term, positive attitudes towards that company, product or service. In contrast, direct response advertising, such as search engine marketing, click-through banners, newspaper classifieds and coupons, is designed to induce some specific action. We believe digital advertising remains underpenetrated by brand advertisers relative to traditional media. According to eMarketer, only 40% of spending on online advertising was for brand advertising in 2012, and the balance was spent on direct response ads.

        As brand advertisers realize the promise of digital advertising, we expect them to allocate more of their budgets to digital brand advertising. Deloitte has forecasted a 50% year over year growth rate for online brand advertising in 2012, significantly outpacing the approximately 11% growth rate for online advertising overall forecasted by Magna Global. The global digital media market was approximately $100 billion in 2012, according to Magna Global. We believe that growing consumption of digital video will be a key driver of that brand advertising growth as advertisers follow viewers to digital video. Frost & Sullivan has reported that the worldwide digital video advertising market has increased from approximately $3 billion in annual spend in 2010 to approximately $5 billion in 2012, and estimated that the market will continue to grow to approximately $15 billion in 2016. As new solutions address challenges advertisers face with deploying digital video brand campaigns in a fragmented ecosystem, we believe this market is poised to capture increasing amounts of TV advertising dollars.

        Increasingly, audiences are spending less time with traditional television and more time viewing entertainment on Internet connected devices. comScore reported that 182 million U.S. Internet users watched over 40 billion online content videos in May 2013. According to Magna Global, traditional television share of weekly media time spent has declined to 45% in 2012 from 55% in 2003. Conversely, the share of weekly media time spent on mobile and other Internet-connected devices increased to 21% in 2012 from 8% in 2003.

Key Factors Shaping the Digital Video Advertising Market

        We believe the key factors shaping the digital video advertising market include:

        Proliferation of video capable, Internet-connected devices.    Advances in video technology and ubiquitous high speed Internet access are driving increased access to digital video through personal computers, smartphones, tablets, Internet-connected TVs and other devices. Infonetics Research has reported that the number of smartphones and tablets worldwide increased by approximately 44% and 67%, respectively, from the end of 2011 to the end of 2012. In 2015, 332 million tablets are forecasted to ship annually worldwide, according to International Data Corporation. In addition, Strategy Analytics estimates that by 2015, there will be 2 billion smartphones worldwide, while DisplaySearch forecasts that there will be 500 million connected TVs worldwide. Also, because these devices are accessible at different places and at different times of day, viewing is no longer as concentrated in the home during "prime-time" hours. These trends have resulted in new viewing opportunities on devices capable of delivering digital video ads and more times available during the day to view digital video ads.

        Decline in television viewing share.    While traditional television still dominates video entertainment, the share of time spent watching television has declined over the past fifteen years in favor of digital screens. According to Magna Global, the TV share of weekly media time spent decreased to 45% in 2012 from 73% in 1995. The preference for video consumption other than through traditional television is most pronounced with multi-device owners and in the key demographic of 18 to 44 year olds, according to a 2012 study by Econsultancy on behalf of the Interactive Advertising Bureau, or IAB.

        Large, diverse audiences.    With hundreds of millions of unique viewers worldwide, digital video reaches mass audiences. However, these audiences view a more diverse set of content compared to traditional TV audiences. Consumers watch hundreds of TV and cable channels but they view digital video content through tens of thousands of online and mobile websites and applications. According to comScore Video Metrix, in December 2012, there were over 2,000 digital media properties worldwide with over half a million monthly unique viewers.

        Lack of unifying technologies.    The digital video ecosystem consists of digital media properties, network operators, hardware manufacturers and software providers and a multitude of different devices, operating systems, technologies and policies. While creating opportunities for advertisers, this complexity makes the deployment and measurement of advertising campaigns more difficult. Further, proponents of any given technology have no incentive to conform to standards that might diminish the differentiation and innovation that they believe will help grow their business. As a result, we expect this fragmentation to continue as the digital video market continues to grow.

        Diminishing returns of TV advertising.    We believe that television advertising has diminishing returns in its ability to reach additional viewers. According to comScore, a brand trying to reach its audience through television alone will find a point where investing more advertising dollars merely increases frequency with the same audience rather than building incremental reach to new audiences. In addition, ad exposure is concentrated on heavy TV viewers. AdAge reports that the 20% of television viewers consuming the most TV programming receive 60% to 80% of national TV advertising campaign impressions.

The Promise of Digital Video Brand Advertising

        Digital video offers brand advertisers a compelling combination of benefits and superior return on advertising spend that is not available through other advertising media. These benefits include:

        Large and unduplicated audiences.    Digital video reaches large audiences at a scale comparable to television. According to comScore, more than 80% of U.S. Internet users consumed online video content in March 2012, including 87% of the 18 to 24 year-old demographic segment. Further, a portion of that audience is unduplicated with television audiences. In 2011, comScore analyzed the audience of a major TV network that were consumers of both television and online digital video in metropolitan areas of 22 states and found that 19% of that audience watched content exclusively online.

        Attentive audiences.    Compared to television, digital video audiences are more attentive to brand advertising. According to a 2012 study by Nielsen on behalf of IAB that measured audiences of men and women ages 18 to 49, online video ads outperform TV ads on all measured effectiveness metrics, including general recall, brand recall, message recall and ad likeability. Moreover, this effect was seen across every audience demographic measured.

        Enhanced and efficient reach.    A study of 18 TV advertising schedules by Nielsen on behalf of IAB found that brands could achieve more efficient results by shifting their TV advertising budgets to digital video. According to the study, shifting 15% of television advertising budgets to digital video resulted in approximately 4% of incremental audience reach. But according to eMarketer, digital video accounted for less than 5% of U.S. TV advertising spending in 2012.

        Advanced brand audience targeting.    Compared to television, digital video can target brand-receptive audiences and provide advertisers with more actionable user data. A 2012 comScore study compared the targeting effectiveness of television and digital video advertising and found that digital video advertising was more than twice as likely to reach the right demographic for campaigns targeting the 18 to 34 years demographic.

        Impactful advertisements.    Unlike Internet search and display advertising, digital video campaigns create a rich user experience employing sight, sound and motion. This impact can be heightened by customizing the advertising for specific device platforms and contexts, for instance by delivering different ad types to mobile and online devices.

The Challenges Facing Brand Advertisers

        Brand advertisers face multiple challenges in running effective digital video brand advertising campaigns, including:

        Accessing dispersed audiences.    While the audience for digital video is large in the aggregate, it is highly fragmented. Brand advertisers accustomed to running campaigns on TV and cable networks face the challenge of reaching digital video users across tens of thousands of online and mobile websites and applications. Further, these audiences use many different device types, formats and operating systems, creating challenges for brand advertisers to reach the audience scale they require with high impact advertisements.

        Identifying brand-receptive audiences at scale.    While online digital media affords a significantly greater degree of precision targeting capabilities compared to traditional media, identifying brand-

receptive audiences on a large scale is vastly more complex. Finding large audiences with characteristics sought by brands from among users of digital media across personal computers, smartphones, tablets, set-top boxes, game consoles and Internet-connected TVs is vastly more complex than broadcasting advertisements during brand-favorable TV programming.

        Delivering targeted ads with the desired context.    Diverse content, a multitude of device types, disparate consumption patterns and different levels of content quality are some of the factors that make contextual targeting more difficult in digital video than on television. In contrast to television, where advertisers have a select few programs and concentrated consumption, digital video consumers view content through tens of thousands of online and mobile websites and applications, at many different times of day, broadly diffusing their consumption. Because of this, managing, tracking and measuring this distribution is a daunting task for brand advertisers.

        Inadequacy of direct response digital ad solutions.    Brand advertisers seek digital video advertising solutions that are tailored to brand-oriented planning and measurement objectives such as brand awareness, message recall, brand favorability and purchase intent. However, most digital advertising solutions today were built to service the direct response market, which is designed to compel specific online actions, such as receiving a discount offer, signing up for an e-newsletter or buying a book online. Digital video advertising solutions that have been adapted from those technologies (e.g., reporting metrics such as online conversion rates and click-through rates) make it difficult for brand advertisers to measure and optimize digital campaigns with brand-oriented goals.

        Conducting integrated campaigns.    Conducting integrated advertising campaigns that combine digital video and traditional media is complex. Integrated campaigns require advertisers to manage the complexity of disparate media buying and measurement systems in an efficient manner. Conducting integrated campaigns using legacy point solutions that were built to service digital direct response advertising requires complex software, data and platform integrations that make speedy, efficient and accountable brand campaigns difficult to achieve.

The YuMe Solution

        Our solutions are built for brand advertisers and professional digital media property owners that produce content and applications. We have built our software solutions and data-science capabilities to deliver reliable results for brand advertisers and monetization for digital media property owners. Our video ads run when users choose to view video content on their devices. We deliver television-like advertisements, the majority of which are prominently displayed before the chosen video content is displayed. We deliver these ads to audiences across Internet-connected devices and platforms. With our data-science capabilities, including data collection and sophisticated analytics, our advertiser customers reach large-scale, brand-receptive audiences, and digital media property owners capture brand advertising revenue with their content and applications.

        We have developed our solutions on three pillars: embed, learn and deliver. We embed our YuMe SDKs as part of online and mobile websites and applications residing on millions of personal computers, smartphones, tablets, Internet-connected TVs and other devices, yielding valuable data; we learn from that data to build our audience and contextual targeting models; and using our platform we deliver ads to audiences that we expect to be receptive to specific brand messages.

        We believe our comprehensive solutions have advantages that other solutions cannot offer. Our end-to-end solutions, including customized YuMe SDKs, first party data collection and data-science capabilities, a brand-centric video advertising platform and a consultative sales force, combine to make each component more valuable. Our Placement Quality Index expands the digital brand advertising market by identifying digital media properties whose content and applications have not previously captured brand advertising campaigns, enabling them to optimize their inventory to deliver brand value.

We believe our advertising customers prefer an integrated brand solution as it offers the opportunity for cost efficiency, speed of campaign execution and a single point of performance accountability.

        Our solutions:

        Aggregate large fragmented audiences.    Through our embedded YuMe SDKs, we aggregate millions of digital video viewers on over 1,500 digital media properties, across personal computers, smartphones, tablets, Internet-connected TVs and other devices. The YuMe SDKs, which are customized for individual devices, allow us to deliver relevant and distinct video ad experiences to different devices and audiences, while simultaneously collecting device, content and audience-specific data on the brand performance of those ad placements. In this way, we typically run large-scale, cohesive, impactful brand campaigns across many digital media properties to reach otherwise fragemented digital populations.

        Reach brand-receptive audiences at scale.    Our Audience Amplifier tool applies machine-learning technology to first party data we collect from the YuMe SDKs, in order to identify viewers within our aggregated audience who we expect to be receptive to specific brand messages. We refer to these viewers as brand-receptive audiences. We use characteristics of these audiences to identify additional viewers that may deliver similar or better brand receptivity.

        Deliver targeted ads in valuable brand contexts.    Our contextual targeting capabilities are designed to ensure that brand advertisements are delivered in the relevant context alongside high-quality content. At the core of our contextual targeting technology is our PQI, an extensible set of scoring and targeting algorithms that use data collected by our YuMe SDKs to optimize all aspects of video advertising. Using sophisticated algorithms, PQI dynamically scores advertising inventory based on prior calculations of brand related results and current campaign measures such as video completion rate, player size, player location, content relevancy and campaign objectives. Based on PQI scoring of different digital media properties, we place advertising in contexts, and at times, that meet customer campaign objectives. By doing this, we expand the brand advertising market by identifying a broad range of digital media property owners with content and applications that are capable of delivering brand advertising value.

        Help digital media property owners capture brand dollars.    Digital media property owners who use our YuMe for Publishers, or YFP, platform get a comprehensive system for creating, managing, monetizing and measuring cross-platform digital video brand advertising inventory. Using YFP, digital media property owners monitor, in real-time, how their content is valued, how it performs for brand advertising buyers and how much revenue they have generated based on that performance.

        Measure and optimize campaigns based on brand metrics.    Our YuMe SDKs enable us to collect first party campaign data, such as player size and completion rate, and to survey viewers for information about factors such as message recall and brand favorability. We believe first-party data allows us to tune our systems, in real-time, to the needs of specific brand advertisers, and to deliver superior brand results. In addition, PQI algorithms use that data to track and optimize campaign performance.

        Deliver impactful device-specific ads.    Our YuMe SDKs and video advertisements are customized for every digital device, so we can utilize specific characteristics of each device to consistently deliver new and impactful video ads. For example, a video ad might use the accelerometer on an iPhone to display additional ad-related information, and might use swiping gestures on an Android tablet to display that additional ad-related information. We then measure and optimize audience reactions to specific device ad innovations.

        Augment TV advertising spend.    When deployed as part of an integrated digital video and TV campaign, our solutions enable broader reach and better results than TV campaigns alone. We work on a consultative basis with our advertising customers to plan and deploy the most appropriate digital video advertising strategy in consideration of their already existing television spending and performance.

Our Competitive Strengths

        We believe the following competitive strengths differentiate us and serve as barriers for others seeking to enter our market:

        Brand-specific advertising solutions.    Since our founding, we have been solely focused on solving digital video brand advertising problems. We have invested significant resources to design and build our solutions to help brand advertisers reach appropriate brand-receptive audiences, and to measure and optimize their digital video campaigns using brand-centric metrics. In addition, through our eight-year operating history we have amassed a depth of knowledge and expertise on brand advertising delivery and performance, embodied in our proprietary technologies and algorithms, that we believe is difficult to replicate. By contrast, some of our competitors offer solutions adapted from direct response and other traditional online advertising technologies that optimize around single variables, such as click-through-rate, and do not address the technical complexities and multiple variables associated with brand-receptivity.

        Large software installed base and data assets.    Our YuMe SDKs are distributed through online and mobile websites and applications residing on millions of personal computers, smartphones, tablets, Internet-connected TVs and other devices. During 2012, 85% of the ad impressions we served were delivered through our YuMe SDKs, giving us access to valuable viewership data that enhances our audience targeting capabilities. As we grow our audience and advertiser footprint, we are able to collect more data, which in turn enables us to improve the efficacy of our targeting models, further improving the utility of our solutions, and driving additional adoption. We believe that digital media properties that embed our SDKs are likely to continue to use our solutions rather than incurring switching costs to use alternative solutions.

        Differentiated data-science capabilities.    We have assembled a broad set of data collection, analytic and measurement capabilities tuned for the delivery of effective digital video brand advertisements to large, fragmented audiences. We believe our approach of combining first party data (collected by YuMe), second party data (collected by digital media properties) and third party data (licensed from third parties) with brand-centric machine learning techniques and sophisticated algorithms is unique in the market.

        First party data collection.    We believe our first party data, including survey and YuMe SDK generated data, positions us well compared to traditional digital advertising solutions that tend to rely on third party data. YuMe has conducted over three million online surveys, sampling more than 200 million unique viewers, and created over 2,000 audience segments from our first party data. We believe first party data is a more accurate and dependable measurement of a particular audience than second and third party data, making it more valuable to brand advertisers.

        Top-tier brand advertisers.    In the twelve months ended March 31, 2013, our customers included 64 of the AdAge 100, such as American Express, AT&T, GSK, Home Depot and McDonald's. In 2012, the AdAge 100 spent $104.5 billion on advertising in the United States alone, according to Advertising Age magazine. We believe our existing relationships, consultative customer service and proven track record with these advertisers and their advertising agencies position us well to capture a growing portion of their advertising spend.

        Scalable business model with significant operating leverage.    We benefit from operating leverage through our technology, sales organization and digital media property relationships. As each customer spends more with us, and as we collect more data, our technology continuously optimizes brand results for that customer. This helps us improve return on investment for our customers and positions us to capture a larger share of their marketing spend in a cost-effective manner. In addition, we are able to improve the efficiency of our sales force and better manage our traffic acquisition costs to improve our margins. We have also been able to improve our operating results by strategically locating a research and development center, and most of our research and development employees, in Chennai, India.

        Independent market position.    Our solutions are independent of market participants such as digital media property owners, device manufacturers, software developers and operating system providers. Industry participants, such as Apple and Google, have incentives to isolate their viewers and deploy specialized technology for their audiences, further fragmenting the market. We believe our independent market position enables us to better serve brand advertisers, as we are able to offer them access to large-scale audiences, eliminating fragmentation, regardless of how those viewers consume digital video content.

Our Growth Strategy

        We seek to extend our leadership position in digital brand advertising by pursuing the following strategies:

        Continue to invest in YuMe SDK technology to amass large brand audiences.    As digital video viewing proliferates, new devices capture market share and audiences seek out new types of content, the complexity of amassing large audiences across a fragmented ecosystem will continue to grow. We will continue to customize our YuMe SDKs to address different device types and device specific audiences in order to aggregate audiences in ways that are meaningful for brand advertisers and valuable for digital media properties.

        Enhance our PQI capabilities.    We utilize our core technologies to generate brand value and digital media property monetization. Over time, as we share the results of PQI-based campaigns, we believe we can further improve both brand value and digital media property monetization.

        Continue to enhance our audience and contextual targeting capabilities.    We believe there is significant untapped value in the first party data assets we have accumulated and we plan to continue to invest in data-mining capabilities and analytics to gain further insight and improve our targeting capabilities, enabling us to attract new advertisers and expand our business with existing customers.

        Increase share of advertising budgets with existing customers.    Many of our customers are in the early stages of deploying digital video advertising. We believe that their commitment to digital video advertising will increase as they realize the benefits of our solutions. We continuously work to capture a larger share of advertising budgets from our existing customers. Additionally, many of our advertisers and the agencies that represent them own or manage multiple distinct brands, and we seek to expand the portfolio of their brands for which we deploy campaigns.

        Acquire new customers.    Many brand advertisers have not yet deployed digital video advertising. We plan to continue to grow our sales force and our marketing efforts to reach new potential customers and expand awareness of our differentiated technology solutions.

        Expand our global footprint.    We plan to extend our success into new geographies where conditions favor development of a digital video brand advertising market. We believe our technology and business model are highly scalable and we intend to grow globally primarily by increasing our international sales force while using our core technology platform, allowing us to deploy rapidly in new territories.

        Pursue strategic acquisitions.    We have successfully extended our business through strategic acquisitions, including our recent acquisition of Crowd Science, an audience data sciences company. We may from time to time acquire complementary businesses and technologies that enhance our position in the digital video advertising markets in the U.S. and internationally.

The YuMe Platform

        The YuMe Platform is the set of products and technologies used to find brand-relevant audiences and deliver impactful advertisements. It is comprised of our core technologies as well as our products used by advertisers and digital media property owners.

        Our purpose-built, proprietary and differentiated technology products are built on three pillars:

          Embed our software broadly where consumers are accessing relevant content;

          Learn from data captured by that software to build brand receptive audiences and contextual targeting models; and

          Deliver large audiences and monetization by delivering ads to audiences that we expect to be receptive to specific brand messages.

  Our Core Technologies

        The YuMe Audience Aware Software Development Kits.    The YuMe SDKs consist of software that is embedded by digital media property owners as part of websites and applications residing on personal computers, smartphones, tablets, Internet-connected TVs and other devices, along with a related set of implementation tools. Our YuMe SDKs solve the problem of addressing a fragmented audience as they are customized for each device type based on the specific hardware, software and viewing capabilities of the device. They enable delivery of video ads, customized interactive ads and rich experiences built on video, interactivity and web elements. Our YuMe SDKs collect relevant data needed to drive our advanced audience targeting and ad placement algorithms.

        Key capabilities of our YuMe SDKs include:

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  Broad support for multiple devices, as well as related operating systems, video players and plug-ins;

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  Campaign performance surveys;

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  Data about viewership, video placement, completion rate and other screen-level insights; and

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  Delivery of a large selection of video ad units.

        The data collected through our YuMe SDKs, including 30 or more variables per ad placement, feed into our PQI and Audience Amplifier technologies to form the core of our data-science capabilities.

        The YuMe Placement Quality Index (PQI).    YuMe's PQI is an extensible set of scoring and targeting algorithms that use data collected by our YuMe SDKs to optimize video advertising, targeting and performance across digital media properties. The algorithms continually analyze data from the YuMe SDKs, such as viewership, video completion rate, player size, player location, content relevancy and campaign objectives. Our PQI is easily extensible to include other measures as we determine their relevancy. First party data collected directly by YuMe, second party data, such as publisher registration data, and third party data, such as anonymized cookie-based data licensed from data providers, can be used together or separately to inform the PQI algorithms. Based on the results of PQI calculations, we deliver the right ad to the right audience at the right time.

        In operation, when digital media properties, which may be online or mobile websites or applications, where our YuMe SDKs are installed send ad requests to our platform, we detect audience characteristics that are already known to be associated with those properties and ad requests. For example, a particular digital media property, such as a mobile game or an online movie review site, may attract a significant population of family car buying decision makers, which we may call "family-auto-decision-makers." The platform applies those known audience characteristics to desired audience models for particular brand advertising campaigns. If the audience characteristics match customer objectives, we fulfill the ad requests by delivering relevant ad impressions. For instance, we may deliver an automotive ad to the mobile game and the online movie review site associated with family-auto-decision-makers. If ad requests come to our platform from a digital media property that has not previously been associated with particular audience characteristics, the platform generates and applies a new set of audience characteristics based on data collected by the YuMe SDK for that property. We then correlate those audience characteristics with similar audiences to determine the best match and seek to deliver relevant ad impressions on the new digital media property's content and applications. For instance, we may find that a digital media property, such as a tablet-based video news aggregator that was not previously associated with family-auto-decision-maker characteristics exhibits demographic or behavioral characteristics associated with properties where audiences of family-auto-decision-makers are found. We could then serve an automotive advertisement to that digital media property, and measure the results.

        A brand campaign may involve millions of ad impressions, formed with pairings of ad requests with brand ad objectives. Our PQI algorithm flexibly responds to brand campaign objectives, such as addressing particular devices, websites or applications and targeting particular viewership characteristics. This enables our customers to reach targeted brand-receptive audiences for their campaigns.

        As we collect more data, the quality of our PQI analyses improves. The results of our PQI analyses feed our Audience Amplifier tool, helping us improve our audience modeling methodologies and providing us with further audience targeting data, which we in turn use to improve our PQI analyses.

        Audience Amplifier.    Audience Amplifier is our data-driven audience measurement, modeling and segmentation engine that delivers relevant addressable audiences at scale. Audience Amplifier is a cross-platform predictive planning tool that finds addressable brand-receptive audiences across a large and highly fragmented ecosystem. While not cookie dependent, Audience Amplifier integrates the learning and data from among various sources including PQI, our YuMe SDKs, and second and third party data to model the largest cross-platform brand-receptive audience that meets specific advertiser objectives. Our platform delivers PQI targeted ad campaigns, measures effectiveness based on data supplied by the YuMe SDKs and feeds that effectiveness data to Audience Amplifier, which in turn optimizes the audience targeting model for those campaigns. Audience Amplifier correlates campaign performance with PQI information to create additional audience models. The Audience Amplifier audience segments and models are then used post-campaign to improve YuMe's overall campaign planning and sales strategy. Advertisers benefit from this feedback loop by getting new audience models and more relevant information on the potential size and quality of audience they can reach, driving further adoption.

        In practice, when an ad request is made, YuMe's measurement system anonymously measures context (e.g., first visit, number of videos viewed, content type). A small random and representative audience subset may be invited to participate in a survey on an opt-in basis. These typically feature questions covering basic demographics (e.g., age, gender, income), psychographics (e.g., attitudes, values) and behaviors (e.g., product usage, attitudes). Using specialized weighting and bias reduction techniques, along with additional second and third party data, we are able to produce detailed analytics about particular digital media property audience segments. We apply proprietary machine learning techniques to that collected data to identify contexts that are predictive of certain audience segments. For instance, we may find that, with respect to auto-intenders, young families index high, making that a positively correlated characteristic. We then aggregate these audience segments into audience models designed for specific customer ad campaigns and objectives. Utilizing those audience models, PQI detects digital media properties that have viewers likely to be within those models, scores those properties and delivers relevant ads. For example, an automotive ad campaign may be delivered to an audience model that includes two audience segments, auto-intenders and young families, as devised by our analysis of the digital media properties' audience characteristics.

  Our YFP Products

        Our platform provides digital media properties with a scalable cross-platform monetization solution for their content and applications. We deliver our solutions through a cloud-based hosted platform, ensuring a high level of reliability, scalability and performance, with minimal upfront technology investments by our partners.

        The YFP product line is a set of tools that digital media property owners use to manage their advertising inventory across screens, based on our core technologies. YFP is available in specific versions, on a tiered feature basis, through software as a service licensing, based on a digital media property owner's scale and needs. In some cases, digital media property owners use industry standard technology, such as the IAB's Video Ad Serving Template, to deliver advertisements and access our core technologies without licensing our YFP products.

        We license the following YFP products to digital media property owners for a charge generally based on usage:

        YFP Quick Start.    YFP QuickStart is a set of tools that use intuitive workflows to help digital media properties maximize fill rates and scale video advertising businesses. Key capabilities include:

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  Dynamic connections to a large pool of brand advertisers;

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  Simplified ad trafficking and delivery;

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  Automatic optimization of digital media property fill rates;

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  Packaging and selling inventory on all platforms and devices with the YuMe SDKs;

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  Increasing CPMs through common campaign targeting methods; and

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  Easy campaign performance tracking.

        YFP Pro.    YFP Pro is a suite of ad management and ad serving tools designed to expand digital media properties' advertising inventory and revenue control. YFP Pro enables digital media properties to support their unique sales strategies and monetize their content across platforms and devices. Key capabilities include:

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  All the functionality of YFP Quickstart;

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  Trafficking and delivering direct-sold ad campaigns with ease;

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  Constructing and serving against custom sales packages tailored specifically for individual video platforms;

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  Offering YuMe "high-engagement" ad units;

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  Building and managing syndication networks by capturing, enforcing and reporting on business relationships; and

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  Maximizing CPMs and fill rates by campaign targeting according to advertiser needs, managing campaign delivery, multiple ad networks and supply fluctuations according to business priorities.

        YuMe for Service Providers.    Designed specifically for the needs of consumer electronics manufacturers, OEMs, telecommunications providers and cable operators, YuMe for Service Providers is a combination of ad management software and services that enables service providers to develop digital advertising networks and multi-screen revenue streams. Key capabilities include:

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  All the functionality of YFP Pro;

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  Enabling the creation of private branded ad networks;

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  Delivering video and display ads across the service providers' entire line of connected devices with the YuMe SDK;

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  Executing and managing worldwide, geography-based inventory, campaign delivery and supply fluctuations;

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  Mediation capabilities for direct sales forces and third party sellers;

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  Enabling localized ad operations globally; and

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  Access to YuMe's suite of professional services, including advertising and content strategies, custom software development and maintenance, and comprehensive platform support and training.

Our Customers

        Our customer base consists primarily of large brand advertisers and the advertising agencies that represent them. In the twelve months ended March 31, 2013, we had 500 customers, of which 439 were direct advertising customers, including 64 of the AdAge 100. In 2010, 2011 and 2012, we had 242, 288 and 449 total customers, with average revenue of $213 thousand per customer, $237 thousand per customer and $257 thousand per customer, respectively. In 2012, the AdAge 100 spent $104.5 billion on advertising in the United States, according to Advertising Age magazine. To reach our direct advertising customers, we work closely with advertising agencies that build and manage advertiser strategies and tactics.

        As part of our solutions, we partner with independent marketing research companies to design and execute advertising campaign assessment studies. During the period from October 2010 through May 2013, Nielsen Online Brand Effect (formerly Vizu Ad Catalyst) showed that YuMe brand lift results exceeded the digital advertising averages. Specifically:

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  YuMe campaigns produced an average brand awareness lift of 72.5%, significantly above industry norms.

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  YuMe campaigns produced an average purchase intent lift that is seven times higher than the norm across all industry verticals.

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  In the consumer packaged goods vertical, the overall brand lift for YuMe campaigns (measuring brand attitudes, brand awareness, brand favorability, purchase intent and brand preference) was 71.2%, far outperforming the norm.

        The following representative example demonstrates how a consumer packaged goods brand advertiser represented by an agency customer benefited from our solutions. In September 2011, we delivered a $0.5 million digital video advertising campaign running concurrently with the brand advertiser's $2.6 million TV advertising campaign. The brand advertiser was interested in assessing the "reach" of the concurrent digital video advertising campaign, measured in terms of number of individuals or households exposed to its video advertisement at least one time in a period. The results of this assessment indicated that YuMe's digital video advertising campaign reached six million consumers in the target audience that would have otherwise not seen the ad. In addition, we conducted a survey of over 1,000 viewers exposed to one or both of the television and the YuMe campaigns, which indicated that the YuMe campaign outperformed the TV campaign, showing 22% better brand recall and 31% better message recall relative to viewers exposed to television alone. Over nine million viewers saw the campaign on both television and through YuMe, and this population showed the greatest brand lift with a 36% lift brand recall and 44% lift in message recall relative to viewers exposed to television alone. Overall, compared to an equal spend on TV, shifting the $0.5 million to YuMe resulted in a 14% increase in reach and an 18% increase in frequency. Additionally, cross platform reach, measuring reach across Internet-connected devices increased to 23%. The YuMe campaign helped the brand advertiser achieve its goals, reaching more people and driving greater efficacy. The consumer packaged goods brand advertiser doubled its agency spending with YuMe from 2011 to 2012.

        Our top 20 customers in 2012 accounted for approximately $58.6 million of our revenue. An agency within Omnicom Media Group Holdings Inc. accounted for more than 10% of our revenue in 2012.

        In addition, we serve more than 1,500 pre-screened digital media properties that use YFP as a cross-platform monetization solution. We believe digital media property owners seek out our solutions because of our reputation for quality software, differentiated brand-oriented data-science capabilities, coveted monetization and superior solutions.

Sales and Marketing

        As of March 31, 2013, we had a total sales and marketing staff of 155, with 120 based in the United States. For 2010, 2011, 2012 and the three months ended March 31, 2013, our total sales and marketing expenses were $13.2 million, $23.4 million, $31.4 million and $10.2 million, respectively.

        Sales and support of our solutions are handled through a number of channels:

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  Full-service sales team:  Our global sales team creates deep and consultative relationships with our brand and agency customers that result in highly iterative campaign planning.

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  Ad specialists:  We also employ an overlay sales team that has specific and deep knowledge of particular industry and geographic or device verticals. Our full-service sales team often partners with ad specialists or groups of ad specialists to construct complex, multi-platform and multi-objective ad campaigns.

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  Product managers:  As we innovate, developing increasingly effective and relevant solutions, our product management team often works in conjunction with our customers to identify key requirements and explain in depth the workings of the YuMe Platform and Audience Amplifier technologies.

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  Business development professionals:  We have an outbound digital media property and partner sales force that seeks producers and owners of professionally-produced digital video content and applications interested in monetizing their content and applications.

        We also operate an international advertising operations and network operations center 24 hours a day, 365 days a year.

Our Relationships with Digital Media Property Owners

        We have relationships with digital media property owners, which are owners of websites and applications that display digital videos and manufacturers of Internet-connected devices. These relationships provide us with advertising inventory, which we utilize to deliver our digital video advertising solutions to our advertising customers. We do not believe the success of our business is dependent on our relationship with any single digital media property owner.

        We seek to identify owners of digital media properties featuring professionally-produced digital video content and applications that, individually or collectively, have the audience scale, composition and accessibility across Internet-connected devices to achieve the brand objectives of our brand advertisers. We review a variety of criteria to determine the quality of the advertising inventory and its appropriateness for brand advertising, including video content, video context, the platforms on which video content can be accessed, the characteristics of the viewing audience, the targeting attributes that can be obtained from the digital media property in real time and the volume of available video streams and impressions.

        We reach these digital media property owners through a variety of methods, including outreach by our business development team, marketing events at trade shows and conferences where digital media property owners may attend, training and "teach-ins" on the YuMe platform.

Competition

        We operate in a dynamic and competitive market, influenced by trends in both the overall advertising industry as well as the digital video advertising market. We compete with Hulu and Google (YouTube and DoubleClick) as well as many privately-owned ad exchanges, demand side advertiser platforms and ad networks. We also face competition from direct response advertisers who also seek to target brands. Some large advertising agencies, which may represent our current customers, build their own relationships with digital media properties and can directly connect advertisers with digital media properties. Other companies that offer analytics, mediation, exchange or other third party solutions may also become intermediaries between advertisers and digital media properties and thereby compete with us.

        We believe the principal competitive factors in our industry include effective audience targeting capabilities, brand-oriented tools and user interface, multi-device campaign delivery capability, platform independence, proven and scalable technologies, audience scale and reach, relationships with leading brand advertisers and their respective agencies and brand awareness and reputation. We believe that we compete favorably with respect to all of these factors and that we are well-positioned as an independent provider of digital video brand advertising solutions.

Research and Development

        As of March 31, 2013, we had a total of 88 employees engaged in research and development functions. As of March 31, 2013, 75 of our research and development employees were located in our Chennai, India office. For 2010, 2011, 2012 and for the three months ended March 31, 2013, our total research and development expenses were $1.9 million, $2.7 million, $2.8 million and $1.0 million, respectively. We believe that our eight-year operating history and our ability to attract and retain the large pool of engineering talent available in Chennai, India, help us to scale our business cost-effectively.

Intellectual Property

        Our ability to protect our intellectual property, including our technologies, will be an important factor in the success and continued growth of our business. We protect our intellectual property through trade secrets law, patents, copyrights, trademarks and contracts. We have established business procedures designed to maintain the confidentiality of our proprietary information such as the use of our license agreements with customers and our use of our confidentiality agreements and intellectual property assignment agreements with our employees, consultants, business partners and advisors where appropriate. Some of our technologies rely upon third party licensed intellectual property.

        In the United States, we have five patents issued, 17 non-provisional patent applications pending and one provisional patent application pending. We also have 11 foreign patent applications pending. The issued patents expire between the years 2026 and 2029. We expect to apply for additional patents to protect our intellectual property both in the United States and internationally.

        "YuMe," the YuMe Y TV logo, "Audience Amplifier," "Audience-Aware SDK," "Placement Quality Index," "PQI" and our other logos or product names are our registered or common law trademarks in the United States and some other countries.

Government Regulation

        We are subject to many U.S. and foreign laws and regulations that are applicable to companies engaged in the business of providing video advertising to digital media. In addition, many areas of law that apply to our business are still evolving, and could potentially affect our business to the extent they restrict our business practices or impose a greater risk of liability.

        Privacy and data protection laws play a significant role in our business. In the United States, at both the state and federal level, there are laws that govern activities such as the collection and use of data by companies like us. Online advertising activities in the United States have primarily been subject to regulation by the Federal Trade Commission, which has regularly relied upon Section 5 of the Federal Trade Commission Act to enforce against unfair and deceptive trade practices. Section 5 has been the primary regulatory tool used to enforce against alleged violations of online privacy policies, and would apply to privacy practices in both the mobile and Internet-connected TV advertising industries.

        The issue of privacy in the digital media industry is still evolving. Federal legislation and rule-making has been proposed from time to time that would govern certain advertising practices as they relate to digital media, including the use of precise geo-location data. Although such legislation has not been enacted, it remains a possibility that some federal and state laws may be passed in the future.

        There have been numerous civil lawsuits, including class action lawsuits, filed against companies that conduct business in the digital media industry, including makers of devices that display digital media, providers of digital media, operating system providers and third party networks. Plaintiffs in these lawsuits have alleged a range of violations of federal, state and common laws, including computer trespass and violation of privacy laws.

        In addition, digital media solutions are generally not restricted by geographic boundaries, and our solutions reach devices throughout the world. We currently transact business in Europe and Asia and, as a result, some of our activities may also be subject to the laws of foreign jurisdictions. In particular, European data protection laws can be more restrictive regarding the collection and use of data than those in U.S. jurisdictions. As we continue to expand into other foreign countries and jurisdictions, we may be subject to additional laws and regulations that may affect how we conduct business.

Employees

        As of March 31, 2013, we had 357 employees globally, of which 184 were located in the United States, 141 in India, 26 in Europe, five in Canada and one in Asia. None of our U.S. employees are covered by collective bargaining agreements. Employees in some European countries have the benefits of collective bargaining arrangements at the national level. We consider our relationship with our employees to be good and we have not experienced any work stoppages.

Facilities

        Our corporate headquarters is located in Redwood City, California and consists of approximately 29,380 square feet of office and other space pursuant to lease agreements that expire between September 2014 and October 2016. Our headquarters accommodates our principal sales, marketing, customer support and administrative activities. We occupy space in Chennai, India consisting of 15,744 square feet under a lease that expires in July 2016. We use this facility primarily for operations support, professional services, customer support and software development. We also maintain sales offices in Atlanta, Boston, Chicago, New York City, Santa Monica, London, Madrid, Paris, Stockholm and Toronto. We do not own any real property.

        We believe that our current facilities are suitable and adequate to meet our current needs and that suitable additional or substitute space will be available as needed in the future to accommodate our operations.

Legal Proceedings

        Although we are not currently subject to any material legal proceedings, we may be subject from time to time to various legal proceedings and claims which arise in the ordinary course of our business. Although the outcome of these and other claims cannot be predicted with certainty, we do not believe that the ultimate resolution of these matters will have a material adverse effect on our financial condition, cash flows or results of operations.

MANAGEMENT

Executive Officers and Non-employee Directors

        The following table sets forth information concerning our executive officers and non-employee directors, including their ages as of June 30, 2013:

Name	Age	Position
Executive Officers
Jayant Kadambi	48	Co-founder, Chairman of the Board, President and Chief Executive Officer
Ayyappan Sankaran	52	Co-founder, Executive Vice President, Engineering, Chief Technology Officer and Director
Timothy Laehy	56	Executive Vice President, Finance and Chief Financial Officer
Scot McLernon	55	Executive Vice President, Sales and Chief Revenue Officer
Bryan Everett	43	Executive Vice President, Business Development and Sales Operations
Paul Porrini	52	Executive Vice President, General Counsel and Secretary
Non-employee Directors
Shawn Carolan	39	Director
Mitchell Habib	52	Director
Adriel Lares	40	Director
Ping Li	41	Director
Christopher Paisley	60	Director
David Weiden	41	Director

Executive Officers

  Jayant Kadambi

        Mr. Kadambi is a founder of our company; he has served as our President since August 2008, our Chief Executive Officer since August 2011, and as a member of our board of directors since our inception in December 2004. Prior to co-founding YuMe, Mr. Kadambi was Vice President, Research and Development of Netopia, Inc., a publicly-held manufacturer of DSL equipment and service provider for Internet service providers and carriers. He was a co-founder of StarNet Technologies, a voice over DSL company, which was acquired by Netopia in 1999. Prior to co-founding StarNet, Mr. Kadambi held various technical and marketing positions in Advanced Micro Devices, Inc.'s networks division and AT&T Bell Labs, where he worked on high-speed LAN systems, hardware and DSL technologies. Mr. Kadambi received his B.S.E.E. and Masters in Electrical Engineering from Rensselaer Polytechnic Institute. The board of directors believes that Mr. Kadambi's depth of experience with our company and his industry experience in areas of networking, hardware architecture and semiconductors allow him to make valuable contributions to the board.

  Ayyappan Sankaran

        Mr. Sankaran is a founder of our company; he has served as our Chief Technology Officer since August 2008 and has been Vice President, Engineering and a member of our board of directors since our inception in December 2004. Mr. Sankaran was named Executive Vice President, Engineering and Chief Technology Officer in April 2013. Prior to co-founding YuMe, Mr. Sankaran was Director of Software Development at Netopia, Inc., a publicly-held manufacturer of DSL equipment and service provider for Internet Service Providers and carriers. He was a co-founder of StarNet Technologies, a voice over DSL company, which was acquired by Netopia in 1999. Prior to co-founding StarNet, Mr. Sankaran held various technical positions in Octel Communications (acquired by Lucent

Technologies), Abbott Labs and Ready Systems. Mr. Sankaran holds a B.S.E.E. from the College of Engineering, Madras, India and a Masters in Electrical Engineering from the University of Texas. The board of directors believes that Mr. Sankaran's depth of experience with our company and his industry experience in software architecture, design and development in real time embedded systems and voice and data networks allow him to make valuable contributions to the board.

  Timothy Laehy

        Mr. Laehy has served as our Chief Financial Officer since May 2011 and was named Executive Vice President, Finance and Chief Financial Officer in April 2013. From December 2010 to April 2011, Mr. Laehy was Chief Financial Officer of ModCloth, an online fashion retailer. From July 2009 to September 2010, he was Chief Financial Officer of Cloudshield Technologies, a leading provider of cyber security solutions that was acquired by SAIC. From 2006 to 2008, he was Chief Financial Officer of MetroFi, a wireless broadband service provider. Mr. Laehy previously served as Chief Financial Officer of Collation, a supplier of data center configuration management software until its acquisition by IBM, and Covad Communications. Mr. Laehy previously served as Vice President, Corporate Finance and Treasurer of Leasing Solutions, and served in multiple senior finance roles with Recovery Equity Partners, Guarantee Acceptance Capital Corporation, Liberty Mutual Insurance and Union Carbide. Mr. Laehy received a B.S. and M.B.A. from State University of New York (SUNY) Buffalo.

  Scot McLernon

        Mr. McLernon has served as our Chief Revenue Officer since February 2010 and was named Executive Vice President Sales, and Chief Revenue Officer in April 2013. From 2008 to 2010, Mr. McLernon was President of Upstream Group, a provider of sales organization training and consulting services, and from 1998 to 2007 he was Executive Vice President of CBS Marketwatch and CBS Interactive. Mr. McLernon also served on the Board of Directors for the Interactive Advertising Bureau from 2002 to 2007 and co-founded the Bay Area Interactive Group in 2004.

  Bryan Everett

        Mr. Everett has served as our Executive Vice President, Business Development since February 2011 and was named Executive Vice President, Business Development and Sales Operations in April 2013. From 2006 to 2011, Mr. Everett served as Senior Vice President of Sales, and later as Executive Vice President of Business Development, at Kontera, a brand advertising technology company. From 2004 to 2006 Mr. Everett served as Senior Vice President of Sales and Operations for LookSmart, Ltd, where he was responsible for their paid listings and publisher service businesses. Mr. Everett started his online advertising career at 24/7 Real Media, where he led regional sales for media, search and technology and rose to Vice President of West Coast Sales. Mr. Everett received a B.A. in International Careers from Lehigh University and an M.B.A. from Pepperdine University.

  Paul Porrini

        Mr. Porrini has served as our General Counsel and Secretary since July 2012 and was named Executive Vice President, General Counsel and Secretary in April 2013. From February 2008 to June 2012, Mr. Porrini served as Vice President, Deputy General Counsel and Assistant Secretary at Hewlett-Packard Company, a global provider of products, technology and software, and from 2001 to 2008 he served in a variety of other legal roles with Hewlett-Packard. From 1999 to 2001, Mr. Porrini served as Senior Vice President, General Counsel and Secretary of Bluestone Software, a web application server software company that was acquired by Hewlett-Packard. Prior to Bluestone, Mr. Porrini held partner and associate roles at several law firms. Mr. Porrini began his legal career as an Attorney Advisor in the Division of Corporation Finance with the U.S. Securities and Exchange Commission. Mr. Porrini holds a B.S. in Quantitative Business Analysis from the Pennsylvania State

University, a J.D. from the Widener University School of Law and an L.L.M. (Taxation) from the Georgetown University Law Center.

Non-employee Directors

  Shawn Carolan

        Mr. Carolan has served as a member of our board of directors since February 2010. Mr. Carolan has been a Managing Director of Menlo Ventures, a venture capital firm, since 2004, focusing primarily on connected software, services and devices. Previously, Mr. Carolan was a senior developer at Open Port Technology, a start-up that created Internet-based messaging software. Prior to that, Mr. Carolan worked at Motorola's Cellular Infrastructure Group and Wireless Data Group, Sprint PCS, a provider of voice, data and Internet services, and the University of Illinois' Center for Computational Electromagnetics, an engineering research facility. Mr. Carolan is a member of the board of directors of TeleNav, a publicly-held provider of subscription-based personalized navigation services. Mr. Carolan holds an M.B.A. from Stanford University and a B.S. and an M.S. in Electrical Engineering from the University of Illinois, Champaign. The board of directors believes that Mr. Carolan's experience with connected software, services and devices allows him to make valuable contributions to the board.

  Mitchell Habib

        Mr. Habib has served as a member of our board of directors since June 2013. Mr. Habib has been the Chief Operating Officer of Nielsen, a global information and measurement company, since January 2012. Previously, Mr. Habib served as the Executive Vice President of Nielsen's Global Business Services division from 2007 until December 2011. Prior thereto, Mr. Habib served as Chief Information Officer for certain North American divisions of Citigroup and for several major divisions of General Electric. Mr. Habib holds a B.S. in Journalism and a Masters in Public Administration from the University of Florida. The board of directors believes that Mr. Habib's experience working with data and information measurement, particularly in connection with media and advertisements, is valuable to the board.

  Adriel Lares

        Mr. Lares has served as a member of our board of directors since June 2013. Mr. Lares has been the Chief Financial Officer of Lookout, a security technology company, since February 2012. Previously, Mr. Lares served as the Business Unit Leader of Hewlett-Packard's 3PAR division, which provides data storage solutions, from October 2010 until January 2012, and served as the director of finance and later the treasurer and Chief Financial Officer of 3PAR, a data storage company, from 2001 until it was acquired by Hewlett-Packard in September 2010. Mr. Lares previously served as Chief Financial Officer of Techfuel, a reseller of high-end storage management solutions, and as a technology investment banker at Morgan Stanley and a treasury analyst for the Walt Disney Company. Mr. Lares holds a B.A. in Economics from Stanford University. The board of directors believes that Mr. Lares has developed expertise in finance, including accounting and financial reporting, as a chief financial officer and in other finance roles, which is valuable to the board.

  Ping Li

        Mr. Li has served as a member of our board of directors since 2006. Mr. Li has been a partner of Accel Partners, a venture capital firm, since 2004, focusing on early stage and growth software and digital media investments, and with specific interests in cloud computing, big data, storage, mobile and gaming. Previously, Mr. Li worked at Juniper Networks as a Senior Product Line Manager for their M-series router products, as well as Director of Corporate Development. Mr. Li also served as a strategy consultant for McKinsey & Company, advising technology clients in their growth strategies.

Mr. Li holds an A.B. from Harvard University, with honors, and an M.B.A. from Stanford University. The board of directors believes that Mr. Li's experience as a technology investor and operating executive allows him to make valuable contributions to the board.

  Christopher Paisley

        Mr. Paisley has served as a member of our board of directors since November 2012. Mr. Paisley has served as the Dean's Executive Professor of Accounting and Finance at the Leavey School of Business at Santa Clara University since 2001. Mr. Paisley served as Chief Financial Officer of 3Com Corporation, a computer networking company, from 1995 to 2000. Mr. Paisley also serves on the boards of directors of Ambarella, a developer of video compression and image processing semiconductors, Bridge Capital Holdings, a bank holding company, Equinix, a provider of network colocation and managed services, Fortinet, a provider of unified threat management solutions, and Volterra Semiconductor, a provider of power management semiconductors. He also served as a director of Electronics for Imaging, a supplier of color digital print controllers, super-wide and wide format printers and inks, and print management solutions, and 3Par, a provider of utility storage solutions. Mr. Paisley holds a B.A. degree in business economics from the University of California at Santa Barbara and an M.B.A. from the Anderson School at the University of California at Los Angeles. The board of directors believes that Mr. Paisley has developed expertise in finance, including accounting and financial reporting, as a chief financial officer and in other finance roles and currently as a professor in the field of accounting and finance.

  David Weiden

        Mr. Weiden has served as a member of our board of directors since June 2009. Since 2006, Mr. Weiden has been an investment professional with Khosla Ventures, a venture capital firm, where he has had responsibility for the firm's investment in YuMe since 2006. Previously, Mr. Weiden was Senior Vice President at Tellme Networks, a developer of telephone-based applications, Vice President at AOL, a computer services company, and Vice President at Netscape, an Internet services company. Mr. Weiden holds an A.B. from Harvard, magna cum laude. The board of directors believes that Mr. Weiden's experience in digital media, services and communications allows him to make valuable contributions to the board.

Board Composition

        Our board of directors currently consists of eight members. Each director is currently elected to the board for a one-year term, to serve until the election and qualification of successor directors at the annual meeting of stockholders, or until the director's earlier removal, resignation or death.

        All of our directors except Mr. Paisley, Mr. Habib and Mr. Lares currently serve on the board pursuant to the voting provisions of our amended and restated voting agreement between us and several of our stockholders. This agreement will terminate upon the completion of this offering, after which there will be no further contractual obligations regarding the election of our directors.

        Our restated certificate of incorporation that will be in effect immediately after this offering will provide that our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

  •
  Class I directors, whose initial term will expire at the annual meeting of stockholders to be held in 2014, will consist of Mr. Kadambi and Mr. Sankaran;

  •
  Class II, whose initial term will expire at the annual meeting of stockholders to be held in 2015, will consist of Mr. Habib, Mr. Lares and Mr. Paisley; and

  •
  Class III, whose initial term will expire at the annual meeting of stockholders to be held in 2016, will consist of Mr. Carolan, Mr. Li and Mr. Weiden.

        Our bylaws that will become effective upon completion of this offering will provide that the authorized number of directors may be changed only by resolution approved by a majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

        The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See "Description of Capital Stock—Anti-takeover Provisions—Restated Certificate of Incorporation and Restated Bylaw Provisions."

Director Independence

        Our common stock has been approved for listing on the New York Stock Exchange. The listing rules of this stock exchange generally require that a majority of the members of a listed company's board of directors be independent within specified periods following the closing of an initial public offering. Our board of directors has determined that Mr. Carolan, Mr. Habib, Mr. Lares, Mr. Li, Mr. Paisley and Mr. Weiden are independent under the rules of the New York Stock Exchange. Our board of directors has determined that Mr. Kadambi and Mr. Sankaran are not independent because they are our employees and executive officers. In addition, the listing rules generally require that, subject to specified exceptions, each member of a listed company's audit, nominating and governance and compensation committees be independent.

        Audit committee members must satisfy the independence criteria set forth in Rule 10A-3 under the Securities and Exchange Act of 1934, as amended, or the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries.

Committees of the Board of Directors

        Prior to our initial public offering, our board of directors will establish an audit committee, a compensation committee and a nominating and governance committee. Each of these committees will have the composition and responsibilities described below as of the closing of our initial public offering. Members serve on these committees until their resignations or until otherwise determined by our board of directors. From time to time, the board may establish other committees to facilitate the management of our business.

  Audit Committee

        Our audit committee will review our internal accounting procedures and consult with and review the services provided by our independent registered public accounting firm. The members of our audit committee will be Mr. Paisley, who is the chairman of the committee, Mr. Lares, and Mr. Habib. Our board of directors has determined that each of these directors is independent within the meaning of the applicable SEC rules and the New York Stock Exchange listing requirements. Mr. Paisley and Mr. Lares are each an "audit committee financial expert" as defined by SEC rules and regulations. Our board of directors has determined that the composition of our audit committee meets the criteria for independence under, and the functioning of our audit committee complies with, the applicable New York Stock Exchange listing requirements and SEC rules and regulations. We intend to continue to evaluate the requirements applicable to us and we intend to comply with the future requirements to the extent that they become applicable to our audit committee. The principal responsibilities and duties of our audit committee will include:

  •
  Appointing and retaining an independent registered public accounting firm to serve as independent auditor to audit our consolidated financial statements, overseeing the independent auditor's work and determining the independent auditor's compensation;

  •
  Approving in advance all audit services and non-audit services to be provided to us by our independent registered public accounting firm;

  •
  Establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, auditing or compliance matters, as well as for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

  •
  Reviewing and discussing with management and our independent registered public accounting firm the results of the annual audit and the independent registered public accounting firm's review of our quarterly consolidated financial statements;

  •
  Conferring with management and our independent registered public accounting firm about the scope, adequacy and effectiveness of our internal accounting controls, the objectivity of our financial reporting and our accounting policies and practices; and

  •
  Preparing an audit committee report as required by the SEC for inclusion in our annual proxy statement or annual reports on Form 10-K filed with the SEC.

  Compensation Committee

        Our compensation committee will review and determine the compensation of all our executive officers. The members of our compensation committee will be Mr. Habib, who is the chairman of the committee, Mr. Li and Mr. Carolan. Our board of directors has determined that each of these directors is a non-employee member of our board of directors as defined in Rule 16b-3 under the Exchange Act and an outside director as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, or the Code. Our board of directors has determined that the composition of our compensation committee satisfies the applicable independence requirements under, and the functioning of our compensation committee complies with the applicable requirements of, the New York Stock Exchange listing rules and SEC rules and regulations. We intend to continue to evaluate and intend to comply with all future requirements applicable to our compensation committee. The principal responsibilities and duties of our compensation committee will include:

  •
  Establishing and approving performance goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives and setting, or recommending to the full board of directors for approval, the chief executive officer's compensation, including incentive-based and equity-based compensation, based on that evaluation;

  •
  Setting the compensation of our other executive officers, based in part on recommendations of the chief executive officer;

  •
  Exercising administrative authority under our stock plans and employee benefit plans;

  •
  Establishing policies and making recommendations to our board of directors regarding director compensation;

  •
  Reviewing and discussing with management the compensation discussion and analysis that we are required to include in SEC filings; and

  •
  Preparing a compensation committee report on executive compensation as required by the SEC to be included in our annual proxy statements or annual reports on Form 10-K filed with the SEC.

  Nominating and Governance Committee

        The members of our nominating and governance committee will be Mr. Lares, who is the chairman of the committee, Mr. Weiden, and Mr. Paisley. Our board of directors has determined that the composition of our nominating and governance committee satisfies the applicable independence requirements under, and the functioning of our nominating and governance committee complies with the applicable requirements of, the New York Stock Exchange listing standards and SEC rules and regulations. We will continue to evaluate and will comply with all future requirements applicable to our nominating and governance committee. The nominating and governance committee's responsibilities and duties will include:

  •
  Assessing the need for new directors and identifying individuals qualified to become directors;

  •
  Recommending to the board of directors the persons to be nominated for election as directors and to each of the board's committees;

  •
  Assessing individual director performance, participation and qualifications;

  •
  Developing and recommending to the board corporate governance guidelines;

  •
  Monitoring the effectiveness of the board and the quality of the relationship between management and the board;

  •
  Overseeing an annual evaluation of the board's performance; and

  •
  Reviewing and approving any proposed transactions between us and any related person.

Codes of Business Conduct for Employees, Executive Officers and Directors

        In connection with our initial public offering, our board of directors will adopt Codes of Business Conduct that will apply to all of our employees, officers and directors. The full text of our Codes of Business Conduct will be posted on the Investor Relations section of our website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our Codes of Business Conduct, or waivers of these provisions, on our website or in public filings.

Compensation Committee Interlocks and Insider Participation

        None of our directors who currently serve as members of our compensation committee is, or has at any time during the past year been, one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our board of directors or compensation committee.

Non-employee Director Compensation

        New non-employee members of our board of directors who are not affiliated with our largest venture capital firm investors receive a stock option award upon commencement of their service as a director. On December 21, 2012, Mr. Paisley received an option to purchase 78,333 shares of common stock at a price per share of $5.94, which was the fair market value of our common stock on the date of grant. The stock option granted to Mr. Paisley has a vesting commencement date of November 9, 2012, the date he joined the board, and vests 25% after 12 months and then in equal monthly installments over the subsequent 36 months. Other than this option grant, we did not pay any fees to, reimburse any expenses of, make any equity or non-equity awards to, or pay any other compensation to the non-employee members of our board of directors during 2012. Mr. Kadambi and Mr. Sankaran, who are employees and executive officers, receive no compensation for their service as directors.

        The following table presents the compensation paid to each person who served as a non-employee member of our board of directors in 2012.

Name	Grant Date	Option Awards ($)
Shawn Carolan	—	—
Ping Li	—	—
David Weiden	—	—
Christopher Paisley	12/21/12	343,570	(1)

(1)
Reflects the grant date fair value of stock options granted to Mr. Paisley during 2012 as computed in accordance with FASB ASC 718. The valuation assumptions used in calculating the grant date fair value of the stock options are set forth in Note 13 of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

        In June 2013, Mr. Habib and Mr. Lares were appointed to our board of directors. On July 18, 2013, Mr. Habib and Mr. Lares each received an option to purchase 47,500 shares of common stock at a price per share of $10.74, which was the fair market value of our common stock on the date of grant. The stock option granted to Mr. Habib has a vesting commencement date of June 12, 2013, the date Mr. Habib joined the board, and the stock option granted to Mr. Lares has a vesting commencement date of June 17, 2013, the date Mr. Lares joined the board. Each of the stock options granted to Mr. Habib and Mr. Lares vests 25% after 12 months and then vests in equal monthly installments over the subsequent 36 months.

        After the completion of this offering, each non-employee member of the board of directors will be eligible to receive compensation for his or her service consisting of annual cash retainers and equity awards. Our non-employee directors will receive the following annual retainers for their service:

Position	Retainer
Board Member	$30,000
Audit Committee Chair	15,000
Compensation Committee Chair	10,000
Nominating and Governance Committee Chair	5,000
Audit Committee Member	7,500
Compensation Committee Member	5,000
Nominating and Governance Committee Member	2,500

        Equity awards will consist of an initial stock option grant, upon first appointment to our board of directors, with a Black-Scholes value of $125,000, and annual awards thereafter with a Black-Scholes value of $70,000. Such options will be granted with an exercise price equal to the fair market value of our common stock on the date of grant and vest over three years after the grant date (for initial grants) or one year after the grant date (for annual grants).

EXECUTIVE COMPENSATION

2012 Summary Compensation Table

        The following table presents summary information regarding the total compensation earned during 2012 by our principal executive officer and the two most highly-compensated executive officers who were serving as executive officers at the end of 2012. We refer to these individuals as our "named executive officers."

Name	Year	Base Salary		Bonus(1)(2)	Option Awards		Non-equity Incentive Plan Compensation(2)		All Other Compensation		Total
Jayant Kadambi	2012	$257,500		$31,000	$—		$100,000		$56,204	(3)	$444,704
Scot McLernon	2012	$234,967		$1,000	$—		$612,238	(4)	$—		$848,205
Paul Porrini	2012	$130,000	(5)	$15,625	$507,194	(6)	$32,500		$—		$683,319

(1)
Includes a $1,000 per employee company-wide discretionary bonus.

(2)
Mr. Kadambi and Mr. Porrini were eligible to receive incentive cash bonuses in 2012, based on our achievement of revenue, adjusted EBITDA, margin and strategic objectives, in the discretion of the board of directors. Mr. Kadambi's target bonus was $100,000 and Mr. Porrini's target bonus was $32,500. Our independent board members approved payment of Mr. Kadambi's target bonus, as well as a discretionary bonus in the amount of $30,000. Mr. Porrini received his target bonus and a discretionary bonus in the amount of $14,625.

(3)
Consists of the payout of accrued vacation.

(4)
Consists of payment for achievement of mutually agreed upon sales objectives.

(5)
Mr. Porrini commenced employment with us in July 2012.

(6)
Reflects the grant date fair value of the stock options granted to Mr. Porrini during 2012 as computed in accordance with FASB ASC 718. The valuation assumptions used in calculating the grant date fair value of the stock options are set forth in Note 13 of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Outstanding Equity Awards at Fiscal Year-end 2012

        The following table provides information about outstanding stock options held by each of our named executive officers at December 31, 2012. All of these options were granted under our 2004 Stock Option Plan. Our named executive officers did not hold any restricted stock or other stock awards at the end of 2012.

		Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date
Jayant Kadambi	1/24/2008	44,270	—	$0.66	1/23/2018
	12/10/2008	134,197	—	$0.60	12/9/2018
	05/27/2011	32,986	50,347	$4.62	5/26/2021
Scot McLernon	03/24/2010	177,083	72,916	$4.68	3/23/2020
Paul Porrini	07/26/2012	—	183,333	$4.68	7/25/2022

Offer Letters and Arrangements

        We have entered into offer letter agreements with each of our named executive officers, each of whom has also executed our standard confidential information and invention assignment agreement.

  Jayant Kadambi

        We entered into an offer letter agreement with Mr. Kadambi on December 17, 2004, pursuant to which he acquired 416,666 shares of common stock. Mr. Kadambi's annual salary and bonus amounts are set annually by the independent members of the board of directors.

  Scot McLernon

        We entered into an offer letter agreement with Mr. McLernon on January 8, 2010, pursuant to which his initial annual base salary was established at $200,000 and he received a $10,000 sign-on bonus. Mr. McLernon's commission structure has been determined annually by the Chief Executive Officer. In accordance with the terms of the offer letter, Mr. McLernon was granted an option to purchase 249,999 shares of common stock at an exercise price of $4.68 per share, which was equal to the fair market value of our common stock on the date the option was granted as determined by our board of directors, which option vests as to 25% of such shares twelve months after the date vesting commences and ratably monthly thereafter over the next 36 months. Mr. McLernon's employment is at will and may be terminated at any time, with or without cause. However, if he is terminated without Cause (as defined in his offer letter) or as a result of an Involuntary Termination (as defined in his offer letter) he will be entitled to receive a severance payment equal to six months' worth of his annual base salary, subject to his execution of our standard form of separation agreement and release of claims. Additionally, if Mr. McLernon is terminated without Cause or as a result of an Involuntary Termination following a change of control of our company, vesting of 50% of his then unvested option grant will accelerate.

  Paul Porrini

        We entered into an offer letter agreement with Mr. Porrini on May 30, 2012, pursuant to which his initial annual base salary was established at $260,000 and his annual bonus target was established at 25% of his annual salary. In accordance with the terms of the offer letter, Mr. Porrini was granted an option to purchase 183,333 shares of common stock at an exercise price of $4.68 per share, which was equal to the fair market value of our common stock on the date the option was granted as determined by our board of directors, which option vests as to 25% of such shares 12 months after the date vesting commences and ratably monthly thereafter over the next 36 months. Mr. Porrini's employment is at will and may be terminated at any time, with or without cause. However, if he is terminated without Cause (as defined in his offer letter) within twelve months of his start date he will be entitled to receive a severance payment equal to three months' worth of his annual base salary. Additionally, if Mr. Porrini is terminated without Cause or submits an Involuntary Resignation (as defined in his offer letter) within 180 days following a change of control of our company, vesting of 50% of his then unvested option grant will accelerate.

Potential Payments upon Termination or Change in Control

        In July 2013, we adopted a severance policy applicable to our executive officers. Under the policy, if Mr. Kadambi or Mr. Sankaran is terminated for any reason other than cause, death or disability and apart from a change in control, he would be entitled to receive severance benefits of an amount equal to (i) 75% of his then-current annual base salary and (ii) an estimate of the aggregate monthly benefits premium under COBRA for twelve months. In addition, 25% of the shares underlying all unvested equity awards held by each of Mr. Kadambi or Mr. Sankaran immediately prior to such termination will become vested and exercisable in full for a period of one year after the date of termination. If Mr. Kadambi or Mr. Sankaran is terminated for any reason other than cause, death or disability within three months before or twelve months after a change in control, he would be entitled to receive (i) 100% of his then-current annual base salary and (ii) an estimate of the aggregate monthly benefits premium under COBRA for twelve months. In addition, 100% of the shares underlying all unvested equity awards held by each of Mr. Kadambi or Mr. Sankaran immediately prior to such termination will become vested and exercisable in full for a period of one year after the date of termination. If Mr. Kadambi or Mr. Sankaran is terminated for death or disability, 25% of the shares underlying all unvested equity awards held by each of Mr. Kadambi or Mr. Sankaran immediately prior to such termination will become vested and exercisable in full for a period of one year after the date of termination.

        If any executive officer, other than Mr. Kadambi and Mr. Sankaran, is terminated other than for cause, death or disability and apart from a change in control, that officer would be entitled to receive (i) 25% of his or her then-current annual base salary, and (ii) an estimate of the aggregate monthly benefits premium under COBRA for twelve months. If any executive officer, other than Mr. Kadambi and Mr. Sankaran, is terminated other than for cause, death or disability and within three months before or twelve months after a change in control, that officer would be entitled to receive (i) 75% of his or her then-current annual base salary, and (ii) an estimate of the aggregate monthly benefits premium under COBRA for twelve months. In addition, 100% of the shares underlying all unvested equity awards held by that officer immediately prior to such termination will become vested and exercisable in full for a period of one year after the date of termination. If any executive officer, other than Mr. Kadambi and Mr. Sankaran, is terminated for death or disability, 25% of the shares underlying all unvested equity awards held by that officer immediately prior to such termination will become vested and exercisable in full for a period of one year after the date of termination.

        The severance policy further provides that in the event that an equity incentive plan or other previously negotiated agreement that is effective at the time of termination provides severance benefits that are more favorable to the executive officer than those provided for in the severance policy, then the more favorable provision in the plan or agreement shall prevail.

Equity Incentive Plans

  2004 Stock Plan

        On December 17, 2004, our board of directors and our stockholders adopted our 2004 Stock Plan, which we refer to as our 2004 Plan. The 2004 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations' employees, and for the grant of non-statutory options, or NSOs, and restricted stock to our employees, directors and consultants and any parent and subsidiary corporations' employees and consultants. We will cease issuing awards under the 2004 Plan upon the implementation of the 2013 Equity Incentive Plan, which is described below. Likewise, we will not grant any additional awards under our 2004 Plan following this offering. Instead, we will grant options under our 2013 Equity Incentive Plan.

        Share Reserve.    Awards will no longer be granted under the 2004 Plan following this offering. As of March 31, 2013, we had reserved 6,793,717 shares of common stock for issuance pursuant to the 2004 Plan. As of March 31, 2013, options to purchase 1,973,469 of these shares had been exercised, 833 shares of restricted stock had been granted, options to purchase 4,393,780 of these shares remained outstanding and 425,635 remained available for future grant. Shares of common stock reserved for issuance pursuant to the 2004 Plan have been rolled into our 2013 Equity Incentive Plan.

        Administration.    Our board of directors currently administers our 2004 Plan. Under our 2004 Plan, our board of directors has the power to determine the terms of the awards, including who will receive awards, the exercise price, the number of shares subject to each award, the term of awards, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise. The board of directors also has the authority to amend, prescribe or terminate rules relating to the plan or institute an exchange program whereby outstanding awards may be surrendered, cancelled or exchanged.

        Stock Options.    The exercise price of ISOs must be at least equal to the fair market value of our common stock on the date of grant and the term of the ISOs may not exceed 10 years. With respect to ISOs granted to any employee who owns 10% or more of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The board of directors may make certain exceptions to this pricing in limited circumstances.

        Upon termination of an employee's employment with us, he or she may exercise his or her ISO for the period of time and upon the conditions stated in the ISO agreement. If termination is due to death or disability, the ISO will remain exercisable for a period of six months, or such longer period as determined by the board of directors, with any exercise beyond 12 months following death or termination due to disability deemed to be the exercise of a NSO. In all other cases, the ISO will remain exercisable for a period of 30 days following the date on which the employee's employment terminates, or such longer period as may be prescribed in the ISO agreement, with any exercise beyond three months following termination deemed to be the exercise of a NSO. Subject to the requirements of all applicable laws, rules or regulations, each NSO agreement shall contain provisions relating to early termination of the NSO based upon termination of the holder's service to us as determined by our board of directors. A stock option may never be exercised later than the expiration of its term.

        Effect of a Change in Control.    Our 2004 Plan provides that in the event of a sale or disposition of all or substantially all of our assets or a merger or consolidation which results in the holders of our outstanding voting securities (determined immediately prior to such merger or consolidation) owning, directly or indirectly, less than a majority of the beneficial interest in the outstanding voting securities of the surviving corporation or its parent corporation (determined immediately after such merger or consolidation), the awards outstanding under the 2004 Plan may be assumed or substituted by the successor corporation. In the event that the successor corporation refuses to assume or substitute the awards, the awards shall become fully vested and exercisable for a period of time determined by the board of directors and the award recipient shall be so notified. The awards shall terminate upon the expiration of this designated period.

        Transferability.    Except as permitted by the board of directors, the sale or transfer of stock options is prohibited under the 2004 Plan, except by will or the laws of descent and distribution, and stock options may be exercised only by the holder during his or her lifetime.

        Additional Provisions.    Our board of directors has the authority to amend, suspend or terminate the 2004 Plan, provided our stockholders approve actions that (i) increase the number of shares of common stock that may be issued upon exercise of stock options granted under the 2004 Plan, or (ii) require stockholder approval under applicable law. Under the 2004 Plan, the board of directors may not adversely affect outstanding awards or any unexercised portions thereof, without the consent of the applicable award recipient.

  2013 Equity Incentive Plan

        We have adopted a 2013 Equity Incentive Plan, which we refer to as our 2013 Plan, that will become effective on the date of this prospectus. Our 2013 Plan will serve as the successor equity compensation plan to our 2004 Plan. Our 2013 Plan will terminate on July 23, 2023. Our 2013 Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock awards, stock appreciation rights, performance stock awards, restricted stock units, or RSUs, and stock bonuses. We do not expect to utilize our 2013 Plan until the completion of this offering, at which point no further grants will be made under our 2004 Plan. No awards have been granted and no shares of our common stock have been issued under our 2013 Plan.

        Administration.    Our 2013 Plan will be administered by our compensation committee. This committee will act as the plan administrator and will determine which individuals receive awards under our 2013 Plan, the time or times when such awards are to be made, the number of shares subject to each such award, the status of any granted option as either an ISO or a NSO under U.S. federal tax laws, the vesting schedule applicable to an award, the maximum term for which any award is to remain outstanding (subject to the limits set forth in our 2013 Plan), and the terms and conditions of the award agreements for use under our 2013 Plan. The committee will also determine the exercise price of options granted, the purchase price for rights to purchase restricted stock and, if applicable, RSUs, and the strike price for stock appreciation rights.

        Share Reserve.    We have reserved 2,000,000 shares of our common stock for issuance under our 2013 Plan plus:

  •
  All shares of common stock reserved under our 2004 Plan that are not issued or subject to outstanding grants as of the completion of this offering;

  •
  Any shares of common stock issued under our 2004 Plan that are forfeited or repurchased by us at the original purchase price; and

  •
  Any shares issuable upon exercise of options granted under our 2004 Plan that expire without having been exercised in full.

        Additionally, our 2013 Plan provides for automatic increases in the number of shares available for issuance under it as follows:

  •
  On the first day of each January from 2014 through 2022, the number of shares of common stock available for issuance under our 2013 Plan will be increased by 5% of the number of shares of our common stock issued and outstanding on the preceding December 31st; or

  •
  A lesser number of shares of common stock as determined by our board of directors.

        Eligibility.    The individuals eligible to participate in our 2013 Plan include our officers and other employees, our non-employee directors and any consultants, as well as any of our affiliates or subsidiaries.

        Equity Awards.    Our 2013 Plan permits us to grant the following types of awards:

  •
  Stock options.  Our 2013 Plan provides for the grant of ISOs to employees, and NSOs to employees, directors and consultants. Options may be granted with terms determined by the committee, provided that ISOs are subject to statutory limitations. The committee determines the exercise price for a stock option, within the terms and conditions of our 2013 Plan and applicable law, provided that the exercise price of an ISO may not be less than 100% (or higher in the case of certain recipients of ISOs) of the fair market value of our common stock on the date of grant. ISOs exercisable for no more than 21,000,000 shares may be granted over the life of our 2013 Plan. Options granted under our 2013 Plan will vest at the rate specified by the committee and such vesting schedule will be set forth in the stock option agreement to which such stock option grant relates. Generally, the committee determines the term of stock options granted under our 2013 Plan, up to a term of ten years, except in the case of certain ISOs. After an optionee's employment or service terminates, he or she may exercise his or her vested option for the period of time stated in the stock option agreement to which such option relates. Generally, if termination is due to death or disability, the vested option will remain exercisable for 12 months. In all other cases, the vested option will generally remain exercisable for three months. However, an option may not be exercised later than its expiration date.

  •
  Restricted stock.  A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions that the committee may impose. These restrictions may be based on completion of a specified period of service with us or upon the completion of performance goals during a performance period. The price of a restricted stock award will be determined by the committee. Unless otherwise determined by the committee at the time of award, vesting ceases on the date the participant no longer provides services to us and unvested shares are forfeited to us or subject to repurchase by us.

  •
  Stock appreciation rights.  Stock appreciation rights provide for a payment, or payments, in cash or shares of common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price. Stock appreciation rights may vest based on time or achievement of performance conditions.

  •
  Restricted stock units.  RSUs represent the right to receive shares of common stock at a specified date in the future, subject to forfeiture of such right due to termination of employment or failure to achieve specified performance conditions. If the RSU has not been forfeited, then on the date specified in the RSU agreement, we will deliver to the holder of the RSU whole shares of common stock, cash or a combination of common stock and cash.

  •
  Performance shares.  Performance shares are performance awards that cover a number of shares of common stock that may be settled upon achievement of the pre-established performance conditions in cash or by issuance of the underlying shares. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve the performance conditions.

  •
  Stock bonuses.  Stock bonuses are granted as additional compensation for performance and therefore are not issued in exchange for cash.

        Modification of Outstanding Awards.    Subject to the terms of our 2013 Plan, the administrator has the authority to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding option or stock appreciation right in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

        Section 162(m) Limit.    No participant may be granted stock awards covering more than 1,000,000 shares of common stock under our 2013 Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise price or strike price of at least 100% of the fair market value of our common stock on the date of grant (2,000,000 in the year the individual first commences employment). Additionally, no participant may be granted in a calendar year a performance stock award covering more than 1,000,000 shares of common stock or a performance cash award having a maximum value in excess of $1,000,000 under our 2013 Plan. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

        Performance Awards.    Our 2013 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code. To help assure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of specified pre-established performance goals during a designated performance period.

        Corporate Transactions.    Our 2013 Plan provides that in the event of a specified corporate transaction, including without limitation a consolidation, merger, or similar transaction involving our company, the sale, lease or other disposition of all or substantially all of the assets of our company or the consolidated assets of our company and our subsidiaries, a sale or disposition of at least 50% of the outstanding capital stock of our company, or certain changes in effective control of our company (each, a Corporate Transaction), options will be assumed and if not assumed, shall become fully vested and exercisable; in addition, the administrator may determine to treat each outstanding stock award in one of the following manners:

  •
  Arrange for the assumption, continuation or substitution of a stock award by a successor corporation;

  •
  Arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation;

  •
  Accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

  •
  Arrange for the lapse, in whole or in part, of any reacquisition or repurchase right held by us; or

  •
  Cancel the stock award prior to the transaction in exchange for a cash payment, which may be reduced by the exercise price payable in connection with the stock award.

        The administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner. The administrator may take different actions with respect to the vested and unvested portions of a stock award. Options granted to non-employee directors vest and become exercisable in full upon a Corporate Transaction.

        Transferability of Awards.    Generally, a participant may not transfer an award other than by will or the laws of descent and distribution unless, in the case of awards other than ISOs, the committee permits the transfer of an award to certain authorized transferees, as set forth in our 2013 Plan.

        Payment.    Payment for shares of common stock purchased pursuant to our 2013 Plan may be made by any of the following methods (provided such method is permitted in the applicable award agreement to which such shares relate): cash (including by check or wire transfer); cancellation of indebtedness; surrender of shares; waiver of compensation due or accrued for services rendered; through a "same day sale" program or through a "margin" commitment; or by any other method approved by our board of directors.

        Amendment and Termination.    Our board of directors may amend or terminate our 2013 Plan at any time, subject to stockholder approval where required. In addition, no amendment that is detrimental to a participant in our 2013 Plan may be made to an outstanding award without the consent of the affected participant. Our 2013 Plan terminates on the tenth anniversary of the date our board of directors adopted our 2013 Plan.

  2013 Employee Stock Purchase Plan

        We have adopted a 2013 Employee Stock Purchase Plan, which we refer to as our 2013 Purchase Plan, that will become effective on the date of this prospectus. Our 2013 Purchase Plan is designed to enable eligible employees to periodically purchase shares of our common stock at a discount. Purchases are accomplished through participation in discrete offering periods. Our 2013 Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Code.

        Share Reserve.    We have initially reserved 500,000 shares of our common stock for issuance under our 2013 Purchase Plan. The number of shares reserved for issuance under our 2013 Purchase Plan will increase automatically on the first day of each January, starting with January 1, 2014, by the number of shares equal to 1% of our total outstanding shares as of the immediately preceding December 31st (rounded to the nearest whole share). Our board of directors or compensation committee may reduce the amount of the increase in any particular year. No more than 30,000,000 shares of our common stock may be issued under our 2013 Purchase Plan and no other shares may be added to this plan without the approval of our stockholders.

        Administration.    Our compensation committee will administer our 2013 Purchase Plan. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2013 Purchase Plan, are ineligible to participate in our 2013 Purchase Plan. We may impose additional restrictions on eligibility as well. Under our 2013 Purchase Plan, eligible employees may acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees may select a rate of payroll deduction between 1% and 15% of their cash compensation. We also have the right to amend or terminate our 2013 Purchase Plan, except that, subject to certain exceptions, no such action may adversely affect any outstanding rights to purchase stock under the plan. Our 2013 Purchase Plan will terminate on the tenth anniversary of the date our board of directors adopted our 2013 Purchase Plan, unless it is terminated earlier by our board of directors.

        Purchase Rights.    When an offering period commences, our employees who meet the eligibility requirements for participation in that offering period are automatically granted a non-transferable option to purchase shares in that offering period. Each offering period may run for no more than 27 months and may specify one or more shorter purchase periods within each offering. An employee's participation automatically ends upon termination of employment for any reason. The administrator, in its discretion, will determine the terms of offerings under our 2013 Purchase Plan. No participant will have the right to purchase our shares at a rate which, when aggregated with purchase rights under all our employee stock purchase plans that are also outstanding in the same calendar year(s), have a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which such right is outstanding. The purchase price for shares of our common stock purchased under our 2013 Purchase Plan will be 85% of the lesser of the fair market value of our common stock on (1) the first trading day of the applicable offering period and (2) the last trading day of each purchase period in the applicable offering period.

        Change in Control.    In the event of a change in control transaction, our 2013 Purchase Plan and any offering periods that commenced prior to the closing of the proposed transaction shall terminate on the closing of the proposed transaction and the final purchase of shares will occur on that date, but our compensation committee may instead terminate any such offering period at a different date.

401(k) Plan

        We sponsor a retirement plan intended to qualify for favorable tax treatment under Section 401(k) of the Code. Eligible employees may make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Pre-tax contributions by participants to the plan and the income earned on those contributions are generally not taxable to participants until withdrawn. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan.

Limitations on Liability and Indemnification Matters

        Our restated certificate of incorporation that will become effective upon the closing of this offering contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

  •
  Any breach of the director's duty of loyalty to us or our stockholders;

  •
  Any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  •
  Any transaction from which the director derived an improper personal benefit.

        Our restated certificate of incorporation and our restated bylaws that will become effective upon the closing of this offering require us to indemnify our directors and officers to the maximum extent not prohibited by the Delaware General Corporation Law and allow us to indemnify other employees and agents as set forth in the Delaware General Corporation Law. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

        We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers and key employees, in addition to the indemnification provided for in our restated bylaws. These agreements, among other things, require us to indemnify our directors, officers and key employees for certain expenses, including attorneys' fees, judgments, penalties fines and settlement amounts actually and reasonably incurred by such director, officer or key employee in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers and key employees for the defense of any action for which indemnification is required or permitted.

        We believe that these charter provisions and indemnification agreements are necessary to attract and retain qualified persons such as directors, officers and key employees. We also maintain directors' and officers' liability insurance.

        The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

        At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or Securities Act, may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

        The following is a summary of transactions since January 1, 2010 in which we have been a participant and which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or holders of more than five percent of our capital stock, or any members of their immediate family, had or will have a direct or indirect material interest, other than compensation arrangements which are described under "Management—Executive Compensation" and "Management—Director Compensation."

Sale of Series D Preferred Stock

        In two closings on February 12, 2010 and February 19, 2010, we sold an aggregate of 24,876,609 shares of our Series D Preferred Stock at a purchase price of $1.00496 per share for an aggregate purchase price of approximately $25 million. Each share of our Series D Preferred Stock will convert automatically into approximately 0.167 shares of our common stock upon the completion of this offering.

        The following table summarizes the Series D Preferred Stock purchased by related parties in connection with the transaction described in this section. The terms of these purchases were the same as those made available to unaffiliated purchasers.

Investor	Shares of Series D Preferred Stock	Aggregate Purchase Price
Entities affiliated with Accel Partners(1)	5,821,126	$5,849,999
Khosla Ventures III, LP(2)	4,129,516	$4,149,998
Entities affiliated with Menlo Ventures(3)	14,925,967	$15,000,000

(1)
Includes 458,123 shares purchased by Accel Investors 2006 L.L.C., 4,846,670 shares purchased by Accel IX L.P. and 516,333 shares purchased by Accel IX Strategic Partners L.P. Mr. Li, a director of ours, is a general partner of Accel Partners, which holds more than 5% of our capital stock.

(2)
Mr. Weiden, a director of ours, is a partner at Khosla Ventures, which holds more than 5% of our capital stock.

(3)
Includes 14,547,726 shares purchased by Menlo Ventures X, L.P., 123,656 shares purchased by Menlo Entrepreneurs Fund X, L.P. and 254,585 shares purchased by MMEF X, L.P. Mr. Carolan, a director of ours, is a managing director at Menlo Ventures, which holds more than 5% of our capital stock.

Engagement of Nielsen for Media Services

        We have engaged Nielsen for a variety of media services including the provision and evaluation of data and analysis regarding marketing and demographic targets, television viewing behavior, online and internet usage, ad view counts and TV/Internet share shift analysis. Mitchell Habib, a member of our board of directors, is the Chief Operating Officer of Nielsen. Payments to Nielsen totaled $40,000, $134,500, $385,915 and $252,870 in 2010, 2011, 2012 and the six months ended June 30, 2013, respectively.

Investors' Rights Agreement

        We have entered into an amended and restated investor rights agreement dated October 28, 2011, as amended, or investors' rights agreement, with our preferred stockholders, including entities affiliated with Accel Partners, Khosla Ventures and Menlo Ventures. The investors' rights agreement, among other things, grants these stockholders specified registration rights with respect to shares of our common stock, including shares of common stock issued or issuable upon conversion of the shares of convertible preferred stock held by them; obligates us to deliver periodic financial statements to some of the stockholders who are parties to the investors' rights agreement, including entities affiliated with Accel Partners, Khosla Ventures and Menlo Ventures; and grants a right of first refusal to the stockholders who are parties to the investors' rights agreement, including entities affiliated with Accel

Partners, Khosla Ventures and Menlo Ventures with respect to sales of our shares by us, subject to specified exclusions, which exclusions include the sale of the shares pursuant to this prospectus.

        For more information regarding the registration rights provided in this agreement, please refer to the section titled "Description of Capital Stock—Registration Rights." The provisions of this agreement other than those relating to registration rights will terminate upon completion of this offering.

Voting Agreement

        We have entered into an amended and restated voting agreement dated October 28, 2011 with some of our stockholders, including Mr. Kadambi, our chief executive officer, Mr. Sankaran, our chief technology officer, and entities affiliated with Accel Partners, Khosla Ventures and Menlo Ventures. The amended and restated voting agreement, among other things, provides for the voting of shares with respect to the constituency of our board of directors. The amended and restated voting agreement will terminate upon completion of this offering.

Drag-along Agreement

        We have entered into an amended and restated drag-along agreement dated October 28, 2011 with some of our stockholders, including Mr. Kadambi, our chief executive officer, Mr. Sankaran, our chief technology officer, and entities affiliated with Accel Partners, Khosla Ventures and Menlo Ventures. The amended and restated drag-along agreement, among other things, provides for the voting of shares with respect to specified transactions approved by our board of directors and the requisite supermajority of holders of our outstanding preferred stock. The amended and restated drag-along agreement will terminate upon completion of this offering.

Right of First Refusal and Co-sale Agreement

        We have entered into an amended and restated right of first refusal and co-sale agreement with some of our stockholders, including Mr. Kadambi and Mr. Sankaran and entities affiliated with Accel Partners, Khosla Ventures and Menlo Ventures. The amended and restated right of first refusal and co-sale agreement, among other things, grants our investors rights of first refusal and co-sale with respect to proposed transfers of our securities by specified stockholders and grants us rights of first refusal with respect to proposed transfers of our securities by specified stockholders. The amended and restated right of first refusal and co-sale agreement will terminate upon completion of this offering.

Indemnification Agreements

        Our amended and restated certificate of incorporation will contain provisions limiting the liability of directors, and our bylaws will provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board. In addition, we have entered into an indemnification agreement with each of our directors and executive officers. For more information regarding these agreements, see "Executive Compensation—Limitations on Liability and Indemnification Matters."

Related Person Transaction Policy

        Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. We have adopted a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective on the date of this prospectus. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we are a participant, in which the amount involved exceeds

$120,000 and in which a related person had or will have a direct or indirect material interest. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

        Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our nominating and governance committee, or, if nominating and governance committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our Codes of Business Conduct, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our nominating and governance committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

  •
  The risks, costs and benefits to us;

  •
  The impact on a director's independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

  •
  The availability of other sources for comparable services or products; and

  •
  The terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

        The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our nominating and governance committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our nominating and governance committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

        All of the transactions described above were entered into prior to the adoption of the written policy, but all were approved by our board of directors considering similar factors to those described above.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth the beneficial ownership of our common stock as of July 24, 2013, as adjusted to reflect the sale of common stock offered by us and the selling stockholders in this offering, for:

  •
  Each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

  •
  Each of our named executive officers;

  •
  Each of our directors;

  •
  All of our executive officers and directors as a group; and

  •
  Each of the selling stockholders.

        The percentage ownership information shown in the table is based upon 26,809,493 shares of common stock outstanding as of July 24, 2013, after giving effect to the conversion of all of our convertible preferred stock into 21,840,537 shares of common stock, which will occur automatically immediately prior to the closing of this offering.

        We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before September 22, 2013, which is 60 days after July 24, 2013. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

        Except as otherwise noted below, the address for persons listed in the table is c/o YuMe, Inc., 1204 Middlefield Road, Redwood City, CA 94063.

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage
Principal Stockholders:
Entities affiliated with Khosla Ventures(1)	5,235,117	19.5%	5,235,117	16.4%
Entities affiliated with Accel Partners(2)	5,006,602	18.7	5,006,602	15.7
Entities affiliated with DAG Ventures(3)	3,218,505	12.0	3,218,505	10.1
Entities affiliated with Menlo Ventures(4)	2,495,162	9.3	2,495,162	7.8
Entities affiliated with BV Capital(5)	1,937,523	7.2	1,937,523	6.1
Named Executive Officers and Directors:
Jayant Kadambi(6)	961,157	3.6	961,157	3.0
Ayyappan Sankaran(7)	1,081,338	4.0	1,081,338	3.4
Scot McLernon(8)	223,957	*	223,957	*
Paul Porrini(8)	53,471	*	53,471	*
David Weiden(9)	5,235,117	19.5	5,235,117	16.4
Ping Li(10)	5,006,602	18.7	5,006,602	15.7
Shawn Carolan(11)	2,495,162	9.3	2,495,162	7.8
Mitchell Habib	—	*
Adriel Lares	—	*
Chris Paisley	—	*
All executive officers and directors as a group (13 persons)(12)	15,318,260	55.0	15,318,260	46.5

*
Represents beneficial ownership of less than 1% of our outstanding shares of common stock.

(1)
Consists of (i) 3,368,029 shares held by Khosla Ventures II, LP ("KV II"), (ii) 1,025,313 shares held by Khosla Ventures III, LP ("KV III"), (iii) 347,134 shares held by Khosla Ventures Seed, LP ("KV Seed"), (iv) 173,567 shares held by Khosla Ventures Seed Side Fund, LP ("KV SSF"), (v) 59,295 shares held by VK Services, LLC ("VK Services"), and (vi) 261,779 shares held by certain current and former employees of Khosla Ventures ("KV Affiliates"), including 100,891 shares held by David Weiden (a member of our board of directors), over which Khosla Ventures Associates II, LLC ("KVA II") has been granted voting and investment power. KVA II is the general partner of KV II; Khosla Ventures Associates III, LLC ("KVA III") is the general partner of KV III; Khosla Ventures Seed Associates, LLC ("KVSA") is the general partner of KV Seed and Khosla Ventures Seed Side Fund Associates, LLC ("KVSFA") is the general partner of KV SSF. VK Services is the sole manager of each of KVA II, KVA III, KVSA and KVSFA, and Vinod Khosla is the managing member of VK Services. Mr. Khosla, VK Services, KVA II, KVA III, KVSA and KVSFA may be deemed to have indirect beneficial ownership of the shares held by KV II, KV Affiliates, KV III, KV Seed and KV SSF, as applicable. Mr. Khosla, VK Services and KVA II disclaim beneficial ownership of the shares held by KV II and KV Affiliates, except to the extent of their respective pecuniary interests therein. Mr. Khosla, VK Services and KVA III disclaim beneficial ownership of the shares held by KV III, except to the extent of their respective pecuniary interests therein. Mr. Khosla, VK Services and KVSA disclaim beneficial ownership of the shares held by KV Seed, except to the extent of their respective pecuniary interests therein. Mr. Khosla, VK Services and KVSFA disclaim beneficial ownership of the shares held by KV SSF, except to the extent of their respective pecuniary interests therein. Mr. Weiden is a member of each of KVA II, KVA III, KVSA and KVSFA, the general partners of KV II, KV III, KV Seed and KV SSF, respectively, and is one of the VK Affiliates. Mr. Weiden disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address for Mr. Weiden, Mr. Khosla and the entities affiliated with Khosla Ventures is 2128 Sand Hill Road, Menlo Park, CA 94025.

(2)
Consists of (i) 394,019 shares held by Accel Investors 2006 L.L.C. ("AI2006"), (ii) 4,168,498 shares held by Accel IX L.P. ("A9") and (iii) 444,085 shares held by Accel IX Strategic Partners L.P. ("A9SP"). Accel IX Associates L.L.C. ("A9A") is the general partner of each of A9 and A9SP. James W. Breyer, Kevin J. Efrusy, Ping Li (a member of our board of directors), Arthur C. Patterson and Theresia Gouw Ranzetta are the managing members of A9A and share voting and investment power over the shares held by A9 and A9SP. James W. Breyer, Kevin J. Efrusy, Ping Li, Arthur C. Patterson and Theresia Gouw Ranzetta are the managing members of AI2006 and share the voting and investment powers over the shares held by AI2006. Each managing member disclaims beneficial ownership except to the extent of his or her pecuniary interest therein. The address for Mr. Li and the entities affiliated with Accel Partners is 428 University Avenue, Palo Alto, CA 94301.

(3)
Consists of (i) 2,973 shares held by DAG Ventures GP Fund III LLC, (ii) 2,939,063 shares held by DAG Ventures III–QP, L.P. and (iii) 276,469 shares held by DAG Ventures III L.P. DAG Ventures Management III, LLC is the sole general partner of each of DAG Ventures III–QP, L.P. and DAG Ventures III L.P, and is the sole managing member of DAG Ventures GP Fund III LLC. John Caddedu and R. Thomas Goodrich are the managing members of DAG Ventures Management III, LLC, and share voting and investment power over these shares. The address for the entities affiliated with DAG Ventures is 251 Lytton Avenue, Suite 200, Palo Alto, CA 94301.

(4)
Consists of (i) 20,671 shares held by Menlo Entrepreneurs Fund X, L.P., (ii) 2,431,933 shares held by Menlo Ventures X, L.P. and (iii) 42,558 shares held by MMEF X, L.P. MV Management X, L.L.C. is the sole general partner of each of Menlo Entrepreneurs Fund X, L.P., Menlo Ventures X, L.P. and MMEF X, L.P. H.D. Montgomery, John W. Jarve, Douglas C. Carlisle, Sonja H. Perkins, Mark A. Siegel, Pravin A. Vazirani and Shawn Carolan (a member of our board of directors) are the managing members of MV Management X, L.L.C., and share voting and investment power over these shares. Each managing member disclaims beneficial ownership except to the extent of his or her pecuniary interest therein. The address for Mr. Carolan and the entities affiliated with Menlo Ventures is 3000 Sand Hill Rd, Bldg 4-100, Menlo Park, CA 94025.

(5)
Consists of (i) 772,075 shares held by BV Capital Fund II, L.P., (ii) 152,496 shares held by BV Capital Fund II-A, L.P. and (iii) 1,012,952 shares held by BV Capital GmbH & Co. Beteiligungs KG No. 1. BV Capital GP II, LLC is the sole general partner of each of BV Capital Fund II, L.P. and BV Capital Fund II-A, L.P. and BV Capital GmbH & Co. Beteiligungs KG No. 1. BV Capital Management, LLC is the sole managing member of BV Capital GP II, LLC. Matthias Schilling is the sole managing member of BV Capital Management, LLC, and has sole voting and investment power over these shares. The address for the entities affiliated with BV Capital is 600 Montgomery Street, 43rd Floor, San Francisco, CA 94111.

(6)
Consists of (i) 610,416 shares held by Mr. Kadambi, (ii) 100,000 shares held in the Jayant Kadambi 2013 Annuity Trust dated June 26, 2013, of which Mr. Kadambi is the trustee, and (iii) 250,741 shares subject to options. Mr. Kadambi has sole voting and investment power over the shares held by the Jayant Kadambi Annuity Trust dated June 26, 2013.

(7)
Consists of (i) 695,363 shares held by Mr. Sankaran, (ii) 100,000 shares held in the Ayyappan Sankaran 2013 Annuity Trust dated June 24, 2013, of which Mr. Sankaran is the trustee, and (iii) 285,975 shares subject to options. Mr. Sankaran has sole voting and investment power over the shares held by the Ayyappan Sankaran Trust dated June 24, 2013.

(8)
Consists of shares subject to options.

(9)
Consists of 5,235,117 shares held by entities and individuals affiliated with Khosla Ventures (see note 1). Mr. Weiden is a Partner at Khosla Ventures and may be deemed to share voting and investment power over the shares held by the entities affiliated with Khosla Ventures. The address for Mr. Weiden is 2128 Sand Hill Road, Menlo Park, CA 94025.

(10)
Consists of 5,006,602 shares held by entities affiliated with Accel Partners (see note 2). Mr. Li is a General Partner of Accel Partners and may be deemed to share voting and investment power over these shares. The address for Mr. Li is 428 University Avenue, Palo Alto, CA 94301.

(11)
Consists of 2,495,162 shares held by entities affiliated with Menlo Ventures (see note 4). Mr. Carolan is a Managing Director at Menlo Ventures and may be deemed to share voting and investment power over these shares. The address for Mr. Carolan is 3000 Sand Hill Rd, Bldg 4-100, Menlo Park, CA 94025.

(12)
Consists of (i) 14,242,659 shares and (ii) 1,135,600 shares subject to options that are beneficially held by our directors and executive officers as a group.

        The following table presents information regarding beneficial ownership of our common stock as of July 24, 2013 by the selling stockholders, assuming the underwriters' option to purchase additional shares of our common stock in this offering is exercised in full. To our knowledge, none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. Except as otherwise noted below, the address for persons listed in the table is c/o YuMe, Inc., 1204 Middlefield Road, Redwood City, CA 94063.

	Shares Beneficially Owned Before Offering			Shares Beneficially Owned After Offering
			Shares to be Sold in Offering
Name of Beneficial Owner	Number	Percentage		Number	Percentage
Entities affiliated with BV Capital(1)	1,937,523	7.2%	200,603	1,736,920	5.4%
WestSummit Global Technology Fund, L.P.(2)	1,268,681	4.7%	131,354	1,137,327	3.6%
Entities affiliated with Samsung(3)	1,268,680	4.7%	131,354	1,137,326	3.6%
Ramankutty Living Trust(4)	513,110	1.9%	53,125	459,985	1.4%
Michael Hudes†§	268,749	1.0%	26,250	242,499	*
Entities affiliated with Khosla Ventures(5)	257,707	*	74,115	183,592	*
Scot McLernon†§	223,957	*	16,666	207,291	*
Ronald Conway IRA Charles Schwab & Co., Inc. Custodian	158,730	*	20,287	138,443	*
Owen Hanks†§	155,000	*	8,333	146,667	*
Bryan Everett†§	150,694	*	13,333	137,361	*
Yogesh Dandekar†	105,716	*	7,833	97,883	*
Madhavan Living Trust(6)	92,063	*	9,532	82,531	*
Mughda Patil and Shirish Gadre	76,904	*	3,853	73,051	*
Vijay Kaushik†	73,435	*	7,083	66,352	*
Sundar Thenpattinam	70,057	*	7,253	62,804	*
Edward Haslam†§	64,652	*	5,966	58,686	*
Entities affiliated with Padman Ramankutty(7)	48,015	*	4,972	43,043	*
Vijaya K. Ananda	46,294	*	4,793	41,501	*
Breeze Dake†	40,276	*	3,880	36,396	*
Matthew Shaver†	37,984	*	3,650	34,334	*
Amit Saheba	33,349	*	3,453	29,896	*
Ashit Saheba	32,801	*	3,396	29,405	*
All other selling stockholders†(8)	248,148	*	27,666	217,482	*

*
Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

†
Identifies an individual who is one of our current employees or was an employee of ours within the past three years.

§
Shares represent shares subject to options that are exercisable within 60 days of July 24, 2013.

(1)
Consists of (i) 772,075 shares held by BV Capital Fund II, L.P., (ii) 152,496 shares held by BV Capital Fund II-A, L.P. and (iii) 1,012,952 shares held by BV Capital GmbH & Co. Beteiligungs KG No. 1. BV Capital GP II, LLC is the sole general partner of each of BV Capital Fund II, L.P. and BV Capital Fund II-A, L.P. and BV Capital GmbH & Co. Beteiligungs KG No. 1. BV Capital Management, LLC is the sole managing member of BV Capital GP II, LLC. Matthias Schilling is the sole managing member of BV Capital Management, LLC, and has sole voting and investment power over these shares. The address for the entities affiliated with BV Capital is 600 Montgomery Street, 43rd Floor, San Francisco, CA 94111.

(2)
WestSummit Global Technology GP, Ltd. ("WestSummit Ltd") is the general partner of WestSummit Global Technology Fund, L.P. ("WestSummit Fund"). Raymond Lei Yang, Datong Chen, Jie Deng and John Jun Yu are the partners of WestSummit Ltd and share voting and investment power over the shares held by WestSummitFund. Each partner disclaims beneficial ownership of the shares held by the above entities. The address for the affiliates of WestSummit is Two Exchange Square, 8th Floor, 8 Connaught Place Central, Hong Kong.

(3)
Consists of (i) 634,340 shares held by SVIC No. 6 New Technology Business Investment L.L.P. ("No. 6") and (ii) 634,340 shares held by SVIC No. 18 New Technology Business Investment L.L.P. ("No. 18"). Samsung Venture Investment Corporation ("SVIC") is the sole partner of No. 6 and No. 18. Woi Hong Choi, Suck Chul Hong, Jong Won Kim, Myung Ku Kang, Min Su Kim, Il Suk Yoon, Young Jin Choi and Jung Ho Kim are the directors of SVIC and share voting and investment power over the shares held by No.6 and No. 18. Each director disclaims beneficial ownership. The address for the entities affiliated with Samsung is 29F, Samsung Electronics Building, 1320-10 Seocho 2-dong, Seocho-gu, Seoul 137-857, Korea.

(4)
Represents shares held by the Ramankutty Living Trust, of which Jayan Ramankutty and Vibha Jayan are the trustees and hold voting and investment power over these shares.

(5)
Consists of (i) 156,816 shares held by the Kaul Family Revocable Trust Dated July 21, 2009, of which Samir Kaul is the trustee and holds voting and investment power over these shares, and (ii) 100,891 shares held by David Weiden, over which each of Khosla Ventures II, LP, Khosla Ventures III, LP and Khosla Ventures Seed (together, "Khosla Entities") has been granted voting and investment power. The Khosla Entities disclaim beneficial ownership of these shares, except to the extent of their respective pecuniary interests therein. The address for the entities affiliated with Khosla Ventures is 2128 Sand Hill Road, Menlo Park, CA 94025.

(6)
Represents shares held by the Madhavan Living Trust, of which Rajeev Madhavan and Geetha Madhavan are the trustees and hold voting and investment power over these shares.

(7)
Consists of (i) 8,333 shares held by Padman Ramankutty and (ii) 39,682 shares held by Ramankutty Investment Trust, of which Padman Ramankutty is trustee and holds voting and investment power over these shares.

(8)
Represents 245,148 shares held by 13 selling stockholders not listed above, who, as a group, owned less than 1% of the common stock prior to this offering. Of these selling stockholders, 3 are our current or former (within the past three years) employees.

DESCRIPTION OF CAPITAL STOCK

        The following descriptions of our capital stock and provisions of our restated certificate of incorporation and restated bylaws are summaries. You should also refer to our restated certificate of incorporation and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

General

        Upon the completion of this offering, our restated certificate of incorporation will authorize us to issue up to 200,000,000 shares of common stock, $0.001 par value per share, and 20,000,000 shares of preferred stock, $0.001 par value per share, all of which shares of preferred stock will be undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of March 31, 2013, after giving effect to the conversion of all outstanding preferred stock into shares of common stock, there would have been 26,677,355 shares of common stock issued and outstanding, held of record by stockholders.

Common Stock

  Voting Rights

        Each holder of our common stock is entitled to one vote for each share held, on all matters submitted to a vote of the stockholders, including the election of directors. Under our restated certificate of incorporation and restated bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

  Dividends

        Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

  Liquidation

        In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

  Rights and Preferences

        Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

        All currently outstanding shares of preferred stock will be converted automatically to common stock immediately prior to the completion of this offering. Following the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 20,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

        Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock.

        We have no present plans to issue any shares of preferred stock.

Stock Options

        As of March 31, 2013, under our 2004 Stock Plan, options to purchase an aggregate of 4,393,780 shares of common stock were outstanding. For additional information regarding the terms of these plans, see "Executive Compensation—Equity Incentive Plans."

Warrants

        We have outstanding immediately exercisable warrants to purchase an aggregate of 149,030 shares of our Series A-2 convertible stock at an exercise price of $0.2013 per share and an aggregate of 174,874 shares of our Series C convertible preferred stock at an exercise price of $0.28592 per share, which, following this offering, will be exercisable to purchase the same number of shares of common stock at the same price per share. The Series A-2 warrant expires on December 31, 2018 and the Series C warrants (issued in two tranches of 87,437 shares each) expire on September 25, 2016 and January 27, 2017.

        We have also granted registration rights to the warrant holder, as more fully described below under "—Registration Rights."

Registration Rights

        We and the holders of our existing preferred stock have entered into an amended and restated investors' rights agreement dated October 28, 2011, as amended, or investors' rights agreement. The registration rights provisions of this agreement provide those holders with demand and piggyback registration rights with respect to the shares of common stock currently held by them and issuable to them upon conversion of our convertible preferred stock in connection with our initial public offering.

        Pursuant to the terms of our currently outstanding warrants, the holder of the warrants have piggyback registration rights with respect to the shares of common stock issuable upon the conversion of the shares of preferred stock issuable upon exercise of the warrant.

  Demand Registration Rights

        At any time beginning upon the expiration of the lock-up period following this offering, as described below under "Shares Eligible for Future Sale—Lock-Up Agreements," the holders of at least 30% of the shares of common stock issuable upon conversion of our convertible preferred stock in the aggregate have the right to demand that we file up to a total of two registration statements, if the anticipated aggregate offering price to the public would equal or exceed $50,000,000. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. Upon such a request, we will be required to use our best efforts to effect the registration as soon as possible. An aggregate of 21,840,537 shares of common stock will be entitled to these demand registration rights.

  Piggyback Registration Rights

        At any time after the completion of this offering, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, the holders of shares of common stock that are issued upon conversion of our convertible preferred stock, some holders of shares of common stock and the holder of our currently outstanding warrants will each be entitled to notice of the registration and will be entitled to include their shares of common stock in the registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under specified circumstances. An aggregate of 21,840,537 shares of common stock will be entitled to these piggyback registration rights.

  Registration on Form S-3

        At any time after we become eligible to file a registration statement on Form S-3, holders of at least 30% of the shares of common stock that are issued upon conversion of our convertible preferred stock will be entitled, upon their written request, to have such shares registered by us on a Form S-3 registration statement at our expense, provided that such requested registration has an anticipated aggregate offering size to the public of at least $5.0 million and we have not already effected two registrations on Form S-3 within the preceding 12-month period and subject to other specified conditions and limitations. An aggregate of 21,840,537 shares of common stock will be entitled to these Form S-3 registration rights.

  Expenses of Registration

        We will pay all expenses relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions, subject to specified conditions and limitations.

  Termination of Registration Rights

        The registration rights granted under the investors' rights agreement will terminate upon the fifth anniversary of the closing of this offering.

Anti-takeover Provisions

        The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws that will be in effect upon the completion of this offering may have the effect of delaying, deferring or discouraging another person from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms

  Delaware Law

        Upon the closing of our initial public offering, we will be governed by the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation's assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation's outstanding voting stock, unless:

  •
  The transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

  •
  Upon consummation of the transaction which resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  •
  Subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

        A Delaware corporation may "opt out" of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or restated bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

  Restated Certificate of Incorporation and Restated Bylaw Provisions

        Our restated certificate of incorporation and our restated bylaws will include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

  •
  Board of directors vacancies.  Our restated certificate of incorporation and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

  •
  Classified board.  Our restated certificate of incorporation and restated bylaws will provide that our board is classified into three classes of directors, each with staggered three year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

  •
  Stockholder action; special meeting of stockholders.  Our restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Our restated bylaws further will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or our president, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

  •
  Advance notice requirements for stockholder proposals and director nominations.  Our restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also will specify certain requirements regarding the form and content of a stockholder's notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

  •
  No cumulative voting.  The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation's restated certificate of incorporation provides otherwise. Our restated certificate of incorporation and restated bylaws will not provide for cumulative voting.

  •
  Directors removed only for cause.  Our restated certificate of incorporation will provide that stockholders may remove directors only for cause.

  •
  Amendment of charter provisions.  Any amendment of the above expected provisions in our restated certificate of incorporation would require approval by holders of at least two-thirds of our outstanding common stock.

  •
  Issuance of undesignated preferred stock.  Our board of directors has the authority, without further action by the stockholders, to issue up to 20,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Choice of Forum

        Our restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company. The transfer agent's address is 17 Battery Place, 8th Floor, New York, NY 10004.

Listing

        Our common stock has been approved for listing on the New York Stock Exchange under the trading symbol "YUME."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

        Upon the closing of this offering, we will have a total of 31,802,355 shares of our common stock outstanding, based on the 26,677,355 shares of our capital stock outstanding as of March 31, 2013. Of these outstanding shares, all of the 5,125,000 shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

        The remaining outstanding shares of our common stock will be deemed "restricted securities" as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, all of our security holders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements and the provisions of our investors' rights agreement described above under "Description of Capital Stock—Registration Rights," subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of March 31, 2013, shares will be available for sale in the public market as follows:

  •
  Beginning on the date of this prospectus, all of the shares sold in this offering will be immediately available for sale in the public market;

  •
  Beginning 181 days after the date of this prospectus, subject to possible extension as described in "Underwriting" below, 26,677,355 additional shares will become eligible for sale in the public market, of which 19,398,687 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

  •
  The remainder of the shares will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-up Agreements

        We, our officers and directors, certain of our employees, the selling stockholders and substantially all of our other securityholders are subject to lock-up agreements that, subject to certain exceptions, prohibit them from disposing of or hedging any shares of our common stock or any securities convertible into or exchangeable for any common stock, for a period of 180 days following the date of this prospectus without the prior written consent of each of Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. in their joint discretion may release any of the securities subject to these agreements at any time, which in the case of officers and directors, shall be with notice. See "Underwriting." If we are not an emerging growth company, as defined by SEC rules, during the 180-day restricted period described above, this period will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or material news or material event related to us occurs; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event, unless such extension is waived, in writing by Citigroup Global Markets Inc. and Deutsche Bank Securities Inc.

Rule 144

        In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares upon expiration of the market standoff agreements and lock-up agreements described above, without complying with any of the requirements of Rule 144.

        In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately 318,024 shares immediately after this offering; or

  •
  the average weekly trading volume of common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701, subject to the market standoff agreements and lock-up agreements described above.

Stock Options

        As soon as practicable after the closing of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act covering all of the shares of our common stock subject to outstanding options and the shares of our common stock reserved for issuance under our stock plans. In addition, we intend to file a registration statement on Form S-8 or such other form as may be required under the Securities Act for the resale of shares of our common stock issued upon the exercise of options that were not granted under Rule 701. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up and market standoff agreements to which they are subject.

Registration Rights

        We have granted demand, piggyback and Form S-3 registration rights to sell our common stock to certain of our stockholders. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. For a further description of these rights, see "Description of Capital Stock—Registration Rights."

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS

        This section summarizes the material U.S. federal income and estate tax considerations relating to the acquisition, ownership and disposition of our common stock by "non-U.S. holders" (defined below) pursuant to this offering. This summary does not provide a complete analysis of all potential U.S. federal income tax considerations relating thereto. The information provided below is based upon provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions currently in effect. These authorities may change at any time, possibly retroactively, or the Internal Revenue Service (IRS), might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below.

        For purposes of this summary, a "non-U.S. holder" is any holder of our common stock, other than a partnership, that is not:

  •
  An individual who is a citizen or resident of the United States;

  •
  A corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state therein or the District of Columbia;

  •
  A trust if it (i) is subject to the primary supervision of a U.S. court and one of more U.S. persons have authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

  •
  An estate whose income is subject to U.S. income tax regardless of source.

        If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock. If a partnership or other pass-through entity is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, this summary does not address tax considerations applicable to partnerships or other pass-through entities that hold our common stock, and any partner in a partnership or owner of a pass-through entity holding shares of our common stock should consult its own tax advisor.

        This discussion assumes that a non-U.S. holder will hold our common stock as a capital asset (generally, property held for investment). The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including, without limitation, if the investor is a former citizen or long-term resident of the United States, "controlled foreign corporation," "passive foreign investment company," corporation that accumulates earnings to avoid U.S. federal income tax, real estate investment trust, regulated investment company, dealer in securities or currencies, financial institution, tax-exempt entity, insurance company, person holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, trader in securities that elects to use a mark-to-market method of accounting, person liable for the alternative minimum tax, person who acquired our common stock as compensation for services, or partner in a partnership or beneficial owner of a pass-through entity that holds our common stock. Finally, the summary does not describe the effects of any applicable foreign, state or local laws, or, except to the extent discussed below, the effects of any applicable gift or estate tax laws.

        INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Distributions

        We do not expect to declare or pay any dividends on our common stock in the foreseeable future. If we do pay dividends on shares of our common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder's adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See "—Sale or Other Taxable Disposition of Common Stock."

        Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30% rate. However, the withholding tax might not apply, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder's country of residence. You should consult your own tax advisor regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a Form W-8BEN (or any successor form) or appropriate substitute form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to the agent. The holder's agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

        Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and if required by an applicable income tax treaty between the United States and the non-U.S. holder's country of residence, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are not subject to U.S. federal withholding tax. To obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to the graduated tax described above, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Sale or Other Taxable Disposition of Common Stock

        Subject to the discussion below regarding Backup Withholding and Information Reporting, and the Foreign Account Tax Compliance Act, non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other taxable disposition of our common stock unless:

  •
  The gain (i) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder's country of residence, is attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

  •
  The non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, or other taxable disposition of our common stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States); or

  •
  The rules of the Foreign Investment in Real Property Tax Act (FIRPTA) treat the gain as effectively connected with a U.S. trade or business.

        The FIRPTA rules may apply to a sale, exchange or other taxable disposition of our common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder's holding period, a "U.S. real property holding corporation," or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of our business assets. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if beneficially owned by a non-U.S. holder that actually or constructively owned more than 5% of our outstanding common stock at some time within the five-year period preceding the disposition.

        If any gain from the sale, exchange or other disposition of our common stock, (i) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder's country of residence, is attributable to a permanent establishment (or, in certain cases involving individuals, a fixed base) maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would be subject also to a "branch profits tax." The branch profits tax rate is generally 30%, although an applicable income tax treaty between the United States and the non-U.S. holder's country of residence might provide for a lower rate.

U.S. Federal Estate Tax

        The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent's country of residence provides otherwise.

Backup Withholding and Information Reporting

        The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, failing to report interest or dividends on his returns, or failing to otherwise establish an exemption to these rules. The backup withholding tax rate is currently 28%.

        Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, so long as the non-U.S. holder certifies its nonresident status (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The certification procedures to claim treaty benefits described under "Distributions" will satisfy the certification requirements necessary to avoid the backup withholding tax as well. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

        Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and the broker does not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. Information reporting, but not backup withholding, will apply to a payment of proceeds, even if that payment is made outside of the United States, if you sell our common stock through a non-U.S. office of a broker that is:

  •
  A U.S. person (including a foreign branch or office of such person);

  •
  A "controlled foreign corporation" for U.S. federal income tax purposes;

  •
  A foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

  •
  A foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

        Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act

        Recent legislation and administrative guidance generally imposes withholding at a rate of 30% on payments to certain foreign entities of dividends on and the gross proceeds of dispositions of U.S. common stock, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied. These withholding requirements are expected to be phased in for dividend payments made on or after January 1, 2014, and for payments of gross proceeds of dispositions of U.S. common stock made on or after January 1, 2017. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

        THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

        Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Barclays Capital Inc. are acting as joint book-running managers of this offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	1,793,750
Deutsche Bank Securities Inc.	1,793,750
Barclays Capital Inc.	768,750
Needham & Company, LLC	384,375
Piper Jaffray & Co.	384,375

Total	5,125,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters' option to purchase additional shares described below) if they purchase any of the shares.

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $0.3780 per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us and the selling stockholders that the underwriters do not intend to make sales to discretionary accounts.

        If the underwriters sell more shares than the total number set forth in the table above, the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 768,750 additional shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

        We, our officers and directors, certain of our employees, the selling stockholders and substantially all of our other securityholders have agreed that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of each of Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. in their joint discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. If we are not an emerging growth company, as defined by SEC rules, during the 180-day restricted period described above, this period will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or material news or material event related to us occurs; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

        in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event, unless such extension is waived, in writing by Citigroup Global Markets Inc. and Deutsche Bank Securities Inc.

        Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations among us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

        Our common stock has been approved for listing on the New York Stock Exchange under the symbol "YUME."

        The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

	Paid by Us		Paid by Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$0.63	$0.63	$—	$0.63
Total	$3,228,750	$3,228,750	$—	$484,313

        We estimate that our total expenses for this offering will be $2,600,000. We have agreed to reimburse the underwriters for certain expenses in an amount up to $35,000.

        In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters' option to purchase additional shares, and stabilizing purchases.

  •
  Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

  •
  "Covered" short sales are sales of shares in an amount up to the number of shares represented by the underwriters' option to purchase additional shares.

  •
  "Naked" short sales are sales of shares in an amount in excess of the number of shares represented by the option to purchase additional shares.

  •
  Covering transactions involve purchases of shares either pursuant to the underwriters' option to purchase additional shares or in the open market in order to cover short positions.

  •
  To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  To close a covered short position, the underwriters must purchase shares in the open market or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters' option to purchase additional shares.

  •
  Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

        Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

        The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

  •
  To any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  To fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

  •
  In any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

        The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

        Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

  •
  Released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  Used in connection with any offer for subscription or sale of the shares to the public in France.

        Such offers, sales and distributions will be made in France only:

  •
  To qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

  •
  To investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  In a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

        The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

        The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  A corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  A trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  •
  To an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

  •
  Where no consideration is or will be given for the transfer; or

  •
  Where the transfer is by operation of law.

Notice to Prospective Investors in Switzerland

        The prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations, and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the Swiss Code of Obligations and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to Prospective Investors in Qatar

        The shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Notice to Prospective Investors in Saudi Arabia

        No offering, whether directly or indirectly, will be made to an investor in the Kingdom of Saudi Arabia unless such offering is in accordance with the applicable laws of the Kingdom of Saudi Arabia and the rules and regulations of the Capital Market Authority, including the Capital Market Law of the Kingdom of Saudi Arabia. The shares will not be marketed or sold in the Kingdom of Saudi Arabia by us or the underwriters.

        This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Office of Securities Regulation issued by the Capital Market Authority. The Saudi Arabian Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the shares offered hereby should conduct their own due diligence on the accuracy of the information relating to the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Notice to Prospective Investors in the United Arab Emirates

        This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (UAE), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (DFSA), a regulatory authority of the Dubai International Financial Centre (DIFC). The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The shares may not be offered to the public in the UAE and/or any of the free zones.

        The shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

LEGAL MATTERS

        The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Fenwick & West LLP, Mountain View, California. The validity of the shares of common stock being offered by this prospectus will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, San Francisco, California.

EXPERTS

        The consolidated financial statements of YuMe, Inc. as of December 31, 2011 and 2012 and for each of the three years in the period ended December 31, 2012 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Crowd Science, Inc. as of December 28, 2012 and for the period from January 1, 2012 to December 28, 2012 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to YuMe, Inc. and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to, are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

        You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.yume.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

YuMe, Inc.
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2011 and 2012 and March 31, 2013 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2012 and 2013 (unaudited)	F-4
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2012 and 2013 (unaudited)	F-5
Consolidated Statements of Convertible Preferred Stock and Stockholders' Deficit for the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2013 (unaudited)	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2012 and 2013 (unaudited)	F-7
Notes to Consolidated Financial Statements	F-8
Crowd Science, Inc.
Report of Independent Auditors	F-45
Balance Sheet as of December 28, 2012	F-46
Statement of Operations and Comprehensive Loss for the period from January 1, 2012 to December 28, 2012	F-47
Statement of Convertible Preferred Stock and Stockholders' Deficit for the period from January 1, 2012 to December 28, 2012	F-48
Statement of Cash Flows for the period from January 1, 2012 to December 28, 2012	F-49
Notes to Financial Statements	F-50
Unaudited Pro Forma Condensed Consolidated Financial Information	F-64
Unaudited Pro Forma Condensed Consolidated Statement of Operations	F-65
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information	F-66

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
YuMe, Inc.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, statements of comprehensive income (loss), convertible preferred stock and stockholders' deficit, and cash flows present fairly, in all material respects, the financial position of YuMe, Inc., and its subsidiaries at December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

April 3, 2013, except for the effects of the reverse stock split described in Note 19, as to which the date is July 24, 2013.

YuMe, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share data)

				Pro Forma Stockholders' Equity March 31, 2013
	December 31,
			March 31, 2013
	2011	2012
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$19,023	$27,909	$26,834
Accounts receivable, net	31,777	48,067	37,501
Prepaid expenses and other current assets	914	1,355	1,686

Total current assets	51,714	77,331	66,021
Property, equipment and software, net	5,227	5,551	5,657
Goodwill	889	3,902	3,902
Intangible assets, net	411	2,847	2,644
Deferred tax assets, long-term	130	—	—
Restricted cash	—	292	292
Deposits and other assets	443	691	1,956

Total assets	$58,814	$90,614	$80,472

Liabilities, convertible preferred stock, and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$7,601	$6,893	$6,052
Accrued digital media property owner costs	5,945	12,475	7,690
Accrued liabilities	4,479	7,219	5,626
Deferred revenue, current	93	528	438
Notes payable, current	352	185	116
Capital leases, current	590	631	699

Total current liabilities	19,060	27,931	20,621
Notes payable, non-current	177	—	—
Capital leases, non-current	769	380	159
Other long-term liabilities	134	178	177
Deferred tax liability	—	962	873
Preferred stock warrant liability	199	301	329

Total liabilities	20,339	29,752	22,159
Commitments and contingencies (Note 10)
Convertible preferred stock, $0.001 par value—125,085,408, 130,130,239 and 130,130,239 authorized as of December 31, 2011 and 2012 and March 31, 2013, respectively; 120,194,247, 129,806,334 and 129,806,334 issued and outstanding as of December 31, 2011 and 2012 and March 31, 2013, respectively; no shares issued and outstanding, pro forma.	62,919	76,191	76,191	—
Stockholders' equity (deficit):
Common stock, $0.001 par value: 181,894,516, 192,939,347 and 192,939,347 shares authorized as of December 31, 2011 and 2012 and March 31, 2013, respectively; 3,895,558, 4,816,863, 4,836,818 and 26,677,355 shares issued and outstanding as of December 31, 2011 and 2012 and March 31, 2013 actual and pro forma, respectively.	23	29	29	160
Additional paid-in-capital	3,846	6,758	7,487	83,876
Accumulated deficit	(28,264)	(21,998)	(25,336)	(25,336)
Accumulated other comprehensive loss	(49)	(118)	(58)	(58)

Total stockholders' equity (deficit)	(24,444)	(15,329)	(17,878)	58,642

Total liabilities, convertible preferred stock, and stockholders' equity (deficit)	$58,814	$90,614	$80,472

The accompanying notes are an integral part of these consolidated financial statements.

YuMe, Inc.

Consolidated Statements of Operations

(in thousands, except per share data)

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
				(unaudited)
Revenue	$51,872	$68,565	$116,744	$20,069	$26,612
Cost of revenue	31,565	42,787	62,985	11,489	14,553

Gross profit	20,307	25,778	53,759	8,580	12,059
Operating expenses:
Sales and marketing	13,212	23,416	31,385	7,102	10,217
Research and development	1,862	2,734	2,766	652	1,000
General and administrative	5,263	10,596	12,466	2,349	3,938

Total operating expenses	20,337	36,746	46,617	10,103	15,155
Income (loss) from operations	(30)	(10,968)	7,142	(1,523)	(3,096)
Other income (expense), net
Interest expense	(54)	(164)	(117)	(34)	(19)
Other income (expense), net	(171)	(19)	(147)	—	(192)

Total other expense, net	(225)	(183)	(264)	(34)	(211)

Income (loss) before income taxes	(255)	(11,151)	6,878	(1,557)	(3,307)
Income tax (expense) benefit	(111)	62	(612)	65	(31)

Net income (loss)	$(366)	$(11,089)	$6,266	$(1,492)	$(3,338)

Net income (loss) attributable to common stockholders	$(366)	$(11,089)	$89	$(1,492)	$(3,338)

Net income (loss) per share attributable to common stockholders:
Basic	$(0.11)	$(3.04)	$0.02	$(0.33)	$(0.69)

Diluted	$(0.11)	$(3.04)	$0.02	$(0.33)	$(0.69)

Weighted-average number of shares used in computing net income (loss) per share attributable to common stockholders:
Basic	3,260	3,650	4,716	4,527	4,828

Diluted	3,260	3,650	5,545	4,527	4,828

Pro forma net income (loss) per share (unaudited):
Basic			$0.25		$(0.13)

Diluted			$0.24		$(0.13)

Weighted average shares used in computing pro forma net income (loss) per share (unaudited):
Basic			25,904		26,462

Diluted			26,733		26,462

The accompanying notes are an integral part of these consolidated financial statements.

YuMe, Inc.

Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
				(unaudited)
Net income (loss)	$(366)	$(11,089)	$6,266	$(1,492)	$(3,338)
Other comprehensive income (loss):
Foreign currency translation adjustments	(7)	(42)	(69)	(36)	60

Other comprehensive income (loss)	(7)	(42)	(69)	(36)	60

Comprehensive income (loss)	$(373)	$(11,131)	$6,197	$(1,528)	$(3,278)

The accompanying notes are an integral part of these consolidated financial statements.

YuMe, Inc.

Consolidated Statements of Convertible Preferred Stock and Stockholders' Deficit

(in thousands, except share data)

	Convertible Preferred Stock
			Common Stock				Accumulated Other Comprehensive Loss
					Additional Paid-In Capital	Accumulated Deficit		Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2009	82,655,855	$20,740	3,017,114	$16	$629	$(16,809)	$—	$(16,164)
Issuance of Series D convertible preferred stock, net of issuance costs of $95	24,876,609	24,904	—	—	—	—	—	—
Issuance of Series D-1 convertible preferred stock, net of issuance costs of $62	5,328,462	6,938	—	—	—	—	—	—
Repurchase of Series A-1 convertible preferred stock	(1,801,182)	(1,585)	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	488,406	3	278	—	—	281
Stock-based compensation	—	—	—	—	911	—	—	911
Foreign currency translation adjustment	—	—	—	—	—	—	(7)	(7)
Net loss	—	—	—	—	—	(366)	—	(366)

Balances at December 31, 2010	111,059,744	50,997	3,505,520	19	1,818	(17,175)	(7)	(15,345)
Issuance of Series D-1 convertible preferred stock, net of issuance costs of $75	9,134,503	11,922	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	326,705	2	195	—	—	197
Issuance of common stock upon legal settlement	—	—	62,500	1	288	—	—	289
Issuance of restricted stock	—	—	833	1	3	—	—	4
Stock-based compensation	—	—	—	—	1,542	—	—	1,542
Foreign currency translation adjustment	—	—	—	—	—	—	(42)	(42)
Net loss	—	—	—	—	—	(11,089)	—	(11,089)

Balances at December 31, 2011	120,194,247	62,919	3,895,558	23	3,846	(28,264)	(49)	(24,444)
Issuance of Series D-1 convertible preferred stock, net of issuance costs of $47	7,612,087	9,953	—	—	—	—	—	—
Issuance of Series D-1 convertible preferred stock upon acquisition of Crowd Science, Inc., net of issuance costs of $21	2,000,000	3,319	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	921,305	6	695	—	—	701
Income tax benefit from employee stock transactions	—	—	—	—	96	—	—	96
Stock-based compensation	—	—	—	—	2,121	—	—	2,121
Foreign currency translation adjustment	—	—	—	—	—	—	(69)	(69)
Net income	—	—	—	—	—	6,266	—	6,266

Balances at December 31, 2012	129,806,334	$76,191	4,816,863	$29	$6,758	$(21,998)	$(118)	$(15,329)
Issuance of common stock upon exercise of stock options(*)	—	—	19,955	—	49	—	—	49
Stock-based compensation(*)	—	—	—	—	680	—	—	680
Foreign currency translation adjustment(*)	—	—	—	—	—	—	60	60
Net loss(*)	—	—	—	—	—	(3,338)	—	(3,338)

Balances at March 31, 2013(*)	129,806,334	$76,191	4,836,818	$29	$7,487	$(25,336)	$(58)	$(17,878)

(*)
Unaudited

The accompanying notes are an integral part of these consolidated financial statements.

YuMe, Inc.

Consolidated Statements of Cash Flows

(in thousands, except share data)

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
				(unaudited)
Operating activities:
Net income (loss)	$(366)	$(11,089)	$6,266	$(1,492)	$(3,338)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	926	2,097	2,783	634	1,026
Stock-based compensation	860	1,468	2,042	429	645
Allowance for doubtful accounts	5	156	393	47	97
Deferred income taxes	12	(142)	56	(86)	(89)
Excess income tax benefit from the exercise of stock options		—	(96)	—	—
Change in fair value of preferred stock warrants	200	(18)	102	(1)	28
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(9,920)	(12,168)	(16,520)	3,952	10,469
Prepaid expenses and other current assets	(493)	(146)	(378)	(416)	(331)
Deposits and other assets	(3)	(332)	(62)	56	111
Accounts payable	5,567	(2,942)	(1,175)	377	(1,840)
Accrued digital media property owner costs	(223)	4,834	6,530	(102)	(4,785)
Accrued liabilities	1,759	960	2,486	(797)	(1,593)
Deferred revenue	109	(308)	212	73	(90)
Other liabilities	59	73	44	65	(1)

Net cash provided by (used in) operating activities	(1,508)	(17,557)	2,683	2,739	309
Investing activities:
Purchases of property and equipment	(1,851)	(1,437)	(1,716)	(24)	(369)
Capitalized software development costs	(901)	(739)	(747)	(255)	(459)
Acquisitions, net of cash acquired	—	(1,279)	(844)	—	—
Change in restricted cash	—	—	(292)	—	—

Net cash used in investing activities	(2,752)	(3,455)	(3,599)	(279)	(828)
Financing activities:
Net proceeds from the issuance of convertible preferred stock	31,842	11,922	9,953	—	—
Payments for deferred offering costs	—	—	—	—	(443)
Net proceeds from borrowings under notes payable	1,000	—	—	—	—
Repayments of borrowings under notes payable	(147)	(324)	(344)	(83)	(69)
Repayments of borrowings under capital leases	—	(373)	(535)	(141)	(153)
Repurchase of Series A-1 convertible preferred stock	(1,585)	—	—	—	—
Proceeds from exercise of common stock options	281	201	701	472	49
Excess income tax benefit from the exercise of stock options	—	—	96	—	—

Net cash provided by (used in) financing activities	31,391	11,426	9,871	248	(616)
Effect of exchange rate changes on cash and cash equivalents	2	(9)	(69)	(36)	60

Net increase (decrease) in cash and cash equivalents	27,133	(9,595)	8,886	2,672	(1,075)
Cash and cash equivalents at beginning of the period	1,485	28,618	19,023	19,023	27,909
Cash and cash equivalents at end of the period	$28,618	$19,023	$27,909	$21,695	$26,834

Supplemental disclosures of cash flow information:
Cash paid for interest	$54	$164	$117	$34	$18
Cash paid for income taxes	15	55	85	26	364
Stock-based compensation capitalized for internal-use software	51	74	79	28	35
Non-cash investing and financing activities:
Purchases of property and equipment under capital lease obligations	$—	$1,732	$187	$46	$—

Purchases of property and equipment recorded in accounts payable	$122	$17	$200	$—	$66

Deferred offering costs recorded in accounts payable and accrued liabilities	$—	$—	$156	$—	$933

Issuance of 2,000,000 shares of Series D-1 preferred stock for acquisition of Crowd Science, Inc.	$—	$—	$3,319	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business

  Organization

        YuMe, Inc. was incorporated in Delaware on December 16, 2004. YuMe, Inc. and its subsidiaries (the "Company") is a leading independent provider of digital video brand advertising solutions. The Company's proprietary technologies serve the specific needs of brand advertisers and enable them to find and target large, brand receptive audiences across a wide range of Internet connected devices and digital media properties. The Company's software is used by global digital media properties to monetize professionally-produced content and applications. The Company facilitates digital video advertising by dynamically matching relevant audiences available through its digital media property partners with appropriate advertising campaigns from its advertising customers.

        The Company helps its advertising customers overcome the complexities of delivering digital video advertising campaigns in a highly fragmented environment where dispersed audiences use a growing variety of Internet connected devices to access thousands of online and mobile websites and applications. The Company delivers video advertising impressions across personal computers, smartphones, tablets, set-top boxes, game consoles, Internet connected TVs and other devices. The Company's video ads run when users choose to view video content on their devices. On each video advertising impression, the Company collects dozens of data elements that it uses for its advanced audience modeling algorithms that continuously improve brand targeting effectiveness.

  Basis of Presentation

        The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's consolidated financial statements include the accounts of YuMe, Inc. and its five wholly-owned subsidiaries, YuMe Holdings, Inc. (United States), YuMe Europe Limited (United Kingdom), YuMe Advertising Private Limited (India), YuMe Spain, S.L.U., and Crowd Science, Inc. All intercompany balances and transactions have been eliminated in consolidation.

  Certain Significant Risks and Uncertainties

        The Company operates in a dynamic industry and, accordingly, can be affected by a variety of factors. For example, the Company believes that changes in any of the following areas could have a significant negative effect on its future financial position, results of operations, or cash flows: rates of revenue growth; traffic to and pricing with the Company's network of digital media properties; scaling and adaptation of existing technology and network infrastructure; management of the Company's growth; new markets and international expansion; protection of the Company's brand, reputation and intellectual property; competition in the Company's market; recruiting and retaining qualified employees and key personnel; intellectual property infringement and other claims; and changes in government regulation affecting the Company's business, among other things.

2. Summary of Significant Accounting Policies

  Use of Estimates

        The preparation of the Company's financial statements in conformity with GAAP requires it to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

income and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, including those related to accounts receivable and revenue allowances, the useful lives of long-lived assets including property and equipment, internally developed software and intangible assets, valuation of common and preferred stock and warrants to purchase preferred stock, fair value of stock-based awards, goodwill, income taxes, and contingencies. The Company bases its estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, when these carrying values are not readily available from other sources. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from the estimates.

  Unaudited Interim Consolidated Financial Information

        The accompanying consolidated balance sheet as of March 31, 2013, the consolidated statements of operations, statements of comprehensive loss and cash flows for the three months ended March 31, 2012 and 2013 and the consolidated statement of convertible preferred stock and stockholders' deficit for the three months ended March 31, 2013 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company's financial position as of March 31, 2013 and results of operations and cash flows for the three months ended March 31, 2012 and 2013. The financial data and the other information disclosed in these notes to the consolidated financial statements related to these three month periods are unaudited. The results of the three months ended March 31, 2013 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2013 or for any other interim period or other future year.

  Unaudited Pro Forma Consolidated Balance Sheet

        Upon the consummation of the initial public offering contemplated by the Company, all of the outstanding shares of convertible preferred stock will automatically convert into shares of common stock and all of the outstanding convertible preferred stock warrants will become warrants for common stock. The March 31, 2013 accompanying unaudited pro forma consolidated balance sheet data reflects the conversion of the convertible preferred stock outstanding into 21,840,537 shares, including 193,665 shares relating to anti-dilution provisions of the Series B preferred stock and 12,502 shares relating to anti-dilution provisions of the Series D preferred stock, as well as the reclassification of the preferred stock warrant liability to additional paid in capital.

  Foreign Currency Translation and Transactions

        The consolidated financial statements of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of foreign subsidiaries are translated at exchange rates in effect as of the balance sheet date. Revenues and expenses are translated at average exchanges rates in effect during the period. Translation adjustments are recorded within accumulated other comprehensive loss, a separate component of stockholders' deficit, on the accompanying consolidated balance sheets. Foreign exchange transaction gains and losses have not been material to the Company's consolidated financial statements for all periods presented.

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

  Cash and Cash Equivalents

        To date, the Company invests its excess cash in money market funds. The Company considers all highly liquid financial instruments purchased with original maturities of three months or less to be cash equivalents.

  Restricted Cash

        The lease agreement for the Company's New York office requires a security deposit to be maintained in the form of an unconditional, irrevocable letter of credit issued to the benefit of the landlord. The letter of credit is subject to renewal annually until the lease expires. As of December 31, 2011 and 2012, the Company had letters of credit of $0 and $0.3 million, respectively, included in restricted cash in the accompanying consolidated financial statements.

  Concentrations and Other Risks

        Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivable. Cash is deposited with one domestic and three foreign highly rated financial institutions and cash equivalents are invested in highly rated money market funds. Periodically, such balances may be in excess of federally insured limits.

        Except for the Company's single largest customer noted below, credit risk with respect to accounts receivable is dispersed due to the large number of customers. Collateral is not required for accounts receivable. The Company performs ongoing credit evaluations of customers' financial condition and periodically evaluates its outstanding accounts receivable and establishes an allowance for doubtful accounts based on the Company's historical experience, the current aging and circumstances of accounts receivable and general industry and economic conditions. Accounts receivable are written off by the Company when it has been determined that all available collection avenues have been exhausted. Historically, actual write-offs for uncollectible accounts have not significantly differed from the Company's estimates. However if circumstances change, higher than expected bad debts may result in future write-offs that are greater than the Company's estimates.

        No customer accounted for more than 10% of revenue for the year ended December 31, 2010. One customer accounted for 15% and 21% of revenue for the year ended December 31, 2011 and 2012, respectively and one customer accounted for 26% and 23% of revenue for the three months ended March 31, 2012 and 2013, respectively. As of December 31, 2011 and 2012 and March 31, 2013, the Company had one customer that accounted for 27%, 27% and 28%, respectively of total accounts receivable.

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

        The following table presents the changes in the allowance for doubtful accounts (in thousands):

	Years Ended December 31,
	2010	2011	2012
Allowance for doubtful accounts:
Balance, beginning of period	$9	$14	$170
Add: bad debt expense	5	—	393
Less: bad debt benefit	—	(85)	—
Add: re-class of other reserves	—	241	—

Balance, end of period	$14	$170	$563

  Property, Equipment and Software

        Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which are generally three to five years. Leasehold improvements are amortized over the shorter of the asset life or remaining lease term.

  Internal-Use Software Development Costs

        The Company capitalizes the costs to develop internal-use software when preliminary development efforts are successfully completed, the Company has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, which approximates three years. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized and amortized over the estimated useful life of the upgrades.

        The Company capitalized $1.0 million, $0.8 million and $0.8 million of internal-use software costs during the years ended December 31, 2010, 2011 and 2012, respectively, and $0.3 million and $0.5 million for the three months ended March 31, 2012 and 2013, respectively, which are included in property, equipment and software on the consolidated balance sheets. Amortization expense totaled approximately $0.4 million, $0.7 million and $0.9 million for the years ended December 31, 2010, 2011 and 2012, and $0.2 million and $0.2 million for the three months ended March 31, 2012 and 2013, respectively.

  Impairment of Long-lived Assets

        The Company evaluates its long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported as a separate caption at the lower of the carrying amount or fair value less costs to sell. There were no impairment charges recorded or changes

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

in estimated useful lives during years ended December 31, 2010, 2011 and 2012 and for the three months ended March 31, 2013.

  Deferred Offering Costs

        Deferred offering costs consisted primarily of direct incremental costs related to the Company's proposed initial public offering of its common stock. Approximately $0, $0.2 million and $1.4 million of deferred offering costs are included in other assets on the Company's consolidated balance sheets as of December 31, 2011 and 2012 and March 31, 2013, respectively. Upon completion of the initial public offering, these amounts will be offset against the proceeds of the offering. If the offering is terminated, the deferred offering costs will be expensed.

  Deferred Rent

        The Company leases facilities worldwide under non-cancelable operating leases that expire through August 2016. These leases contain various renewal options. The Company recognizes rent holidays and escalating rent provisions on a straight-line basis over the term of the lease. At December 31, 2011 and 2012, the Company's deferred rent liability related to these facilities was approximately $0.1 million and $0.2 million, respectively, which is included in other long-term liabilities in the accompanying consolidated financial statements.

  Revenue recognition

        The Company's revenue is principally derived from advertising services measured by the number of advertising impressions displayed on digital media properties owned and controlled by third-party digital media property owners and priced on a cost per thousand impressions ("CPM") basis. The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. For all revenue transactions, the Company considers a signed agreement, a binding insertion order or other similar documentation to be persuasive evidence of an arrangement. Arrangements for these services generally have a term of up to three months and in some cases the term may be up to one year.

        In the normal course of business, the Company acts as a facilitator in executing transactions with third parties. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Company is acting as the principal or an agent in the transaction. In determining whether the Company acts as the principal or an agent, the Company follows the accounting guidance for principal-agent considerations. While none of the factors identified in this guidance is individually considered presumptive or determinative, because the Company is the primary obligor and is responsible for (i) identifying and contracting with third-party advertisers, (ii) establishing the selling prices of the advertisements sold, (iii) performing all billing and collection activities including retaining credit risk and (iv) bearing sole responsibility for fulfillment of the advertising, the Company acts as the principal in these arrangements and therefore reports revenue earned and costs incurred on a gross basis.

        The Company recognizes revenue based on delivery information from a combination of third-party reporting and the Company's proprietary campaign tracking systems.

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

        Multiple-element Arrangements.    The Company enters into arrangements with customers to sell advertising packages that include different media placements or ad services that are delivered at the same time, or within close proximity of one another.

        Beginning on January 1, 2011, the Company adopted new authoritative guidance on multiple element arrangements, using the prospective method for all arrangements entered into or materially modified from the date of adoption. Under this new guidance, at the inception of an arrangement, the Company allocates arrangement consideration in multiple-deliverable revenue arrangements to all deliverables, based on the relative selling price method in accordance with the selling price hierarchy, which includes: (1) vendor-specific objective evidence ("VSOE") if available; (2) third-party evidence ("TPE") if VSOE is not available; and (3) best estimate of selling price ("BESP") if neither VSOE nor TPE is available.

        VSOE—The Company evaluates VSOE based on its historical pricing and discounting practices for the specific product or service when sold separately. In determining VSOE, the Company requires that a substantial majority of the standalone selling prices for these services fall within a reasonably narrow pricing range. The Company historically has not entered into a large volume of single element arrangements, so it has not been able to establish VSOE for any of its advertising products.

        TPE—When VSOE cannot be established for deliverables in multiple element arrangements, the Company applies judgment with respect to whether it can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Company's go-to-market strategy differs from that of its peers and its offerings contain a significant level of differentiation such that the comparable pricing of services cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor services' selling prices are on a standalone basis. As a result, the Company has not been able to establish selling price based on TPE.

        BESP—When it is unable to establish selling price using VSOE or TPE, the Company uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the service were sold on a standalone basis. BESP is generally used to allocate the selling price to deliverables in the Company's multiple element arrangements. The Company determines BESP for deliverables by considering multiple factors including, but not limited to, prices it charges for similar offerings, class of advertiser, size of transaction, seasonality, observed pricing trends, available online inventory, industry pricing strategies, market conditions and competitive landscape. The Company limits the amount of allocable arrangement consideration to amounts that are fixed or determinable and that are not contingent on future performance or future deliverables. The Company will regularly review BESP. Changes in assumptions or judgments or changes to the elements in the arrangement could cause a material increase or decrease in the amount of revenue that the Company reports in a particular period.

        The Company recognizes the relative fair value of the media placements or ad services as they are delivered assuming all other revenue recognition criteria are met. Deferred revenue is comprised of contractual billings in excess of recognized revenue and payments received in advance of revenue recognition.

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

  Cost of revenue

        Cost of revenue consists of amounts owed to digital media property owners that are directly related to a revenue-generating event, labor costs, amortization of revenue-producing acquired technologies, Internet access costs and depreciation expense. The Company becomes obligated to make payments related to digital media property owners in the period the advertising impressions are delivered or in limited circumstances, based on minimum guaranteed impressions. Such expenses are classified as cost of revenue in the corresponding period in which the revenue is recognized in the accompanying consolidated statements of operations.

  Advertising expense

        The Company's advertising costs are expensed as incurred. The Company incurred approximately $0.3 million, $0.8 million and $0.6 million in advertising expenses for the years ended December 31, 2010, 2011 and 2012, respectively.

  Comprehensive Income (Loss)

        Comprehensive income (loss) consists of net income (loss) and changes in accumulated other comprehensive income (loss), which represents foreign currency translation adjustments.

  Stock-based Compensation

        The Company measures compensation expense for all stock-based payment awards, including stock options granted to employees, directors and non-employees based on the estimated fair values on the date of the grant. The fair value of each stock option granted is estimated using the Black-Scholes option valuation model. Stock-based compensation is recognized on a straight-line basis over the requisite service period.

  Goodwill

        The Company evaluates goodwill for impairment annually in the fourth quarter of the Company's fiscal year or, whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of goodwill or a significant decrease in expected cash flows. Through March 31, 2013, no impairment of goodwill has been identified.

        In September 2011, the Financial Accounting Standards Board ("FASB") issued an accounting standard update that permits entities to first assess qualitative factors to determine whether it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This new guidance was adopted by the Company on January 1, 2012 on a prospective basis. The new guidance did not materially impact the Company's consolidated financial statements.

  Intangible Assets

        Acquired intangible assets consist of acquired customer relationships, developed technology and non-compete agreements. Acquired intangible assets are recorded at fair value, net of accumulated

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives. The Company reviews identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. Through March 31, 2013, no impairment of intangibles has been identified.

  Preferred Stock Warrant Liability

        Freestanding warrants related to preferred stock shares that are contingently redeemable are classified as a liability on the Company's accompanying consolidated balance sheet. The convertible preferred stock warrants are subject to re-measurement at each balance sheet date, and any change in fair value is recognized as a component of other income (expense), net. The Company will continue to adjust the liability for changes in fair value until the earlier of: (1) the exercise or expiration of the warrants or (2) the completion of a liquidation event, including the completion of an initial public offering, at which time all redeemable convertible preferred stock warrants will be converted into warrants to purchase common stock and the liability will be reclassified to additional paid-in capital.

  Income Taxes

        The Company records income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or income tax returns. In estimating future tax consequences, expected future events other than enactments or changes in the tax law or rates are considered. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

        The Company operates in various tax jurisdictions and is subject to audit by various tax authorities. The Company provides for tax contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Tax contingencies are based upon their technical merits, relative tax law, and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

        The Company records uncertain tax positions in accordance with accounting standards on the basis of a two-step process whereby (1) a determination is made as to whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold the Company recognizes the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority.

  Recently Issued Accounting Standards

        In May 2011, the FASB issued Topic 820—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs ("Topic 820"). Topic 820 changes the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements to ensure consistency between GAAP and

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

International Financial Reporting Standards ("IFRS"). Topic 820 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. Topic 820 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

        In June 2011, the FASB issued Accounting Standards Update No. 2011-05, Comprehensive Income (Topic 220)—Presentation of Comprehensive Income ("ASU 2011-05"), to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of stockholders' equity. This standard only affected the way the Company presents the components of comprehensive income and did not affect the Company's financial position, results of operations or cash flows. In December 2011, the FASB further amended its guidance to defer changes related to the presentation of reclassification adjustments indefinitely as a result of concerns raised by stakeholders that the new presentation requirements would be difficult for preparers and add unnecessary complexity to financial statements. Companies, however, would still be required to adopt the other requirements of this pronouncement. ASU No. 2011-05, which should be applied retrospectively, is effective for annual or interim periods beginning after December 15, 2011 with early adoption permitted. The Company adopted ASU 2011-05 and has retrospectively applied the provisions of ASU 2011-05 for all periods presented. This adoption did not have an impact on the Company's consolidated financial statements.

3. Fair Value of Financial Instruments

        The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value in the following hierarchy:

        Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities;

        Level 2—Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

        Level 3—Unobservable inputs for which there is little or no market data, which require the Company to develop its own assumptions.

        A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The carrying amounts of accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their relatively short maturities. Based on the borrowing rates currently available to the Company for debt with similar terms, the carrying value of the borrowings under the Loan and Security Agreement approximate fair value (using Level 2 inputs).

        The following tables present information about the Company's assets measured at fair value on a recurring basis as of December 31, 2011 and 2012 and March 31, 2013 and indicates the fair value

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Fair Value of Financial Instruments (Continued)

hierarchy of the valuation techniques utilized by the Company to determine such fair value (in thousands):

	Fair Value Measurements at December 31, 2011
	Level 1	Level 2	Level 3	Total
Money market funds	$13,508	$—	$—	$13,508
Warrant liability	—	—	199	199

	Fair Value Measurements at December 31, 2012
	Level 1	Level 2	Level 3	Total
Money market funds	$13,508	$—	$—	$13,508
Warrant liability	—	—	301	301

	Fair Value Measurements at March 31, 2013
	Level 1	Level 2	Level 3	Total
	(unaudited)
Money market funds	$13,508	$—	$—	$13,508
Warrant liability	—	—	329	329

        The following table summarizes the changes in liabilities classified in Level 3 for the years ended December 31, 2010, 2011 and 2012 and for the three months ended March 31, 2013. Gains and losses reported in this table include changes in fair value that are attributable to both observable and unobservable inputs (in thousands):

	December 31,
				March 31, 2013
	2010	2011	2012
				(unaudited)
Beginning balance	$17	$217	$199	$301
Issuance of Series C convertible preferred stock warrants in connection with debt agreement (Note 9)	6	—	—	—
Change in fair value recorded in other income (expense), net	194	(18)	102	28

Ending balance	$217	$199	$301	$329

4. Acquisitions

  Appealing Media Limited

        On June 15, 2011 the Company completed the acquisition of Appealing Media Limited ("Appealing Media"), a European based mobile video advertising company representing premium digital media property owners across the mobile Web. Pursuant to the acquisition agreement, all of the share capital for the target company was acquired for cash consideration. The goodwill generated from the Company's business combination is primarily related to expected synergies. The goodwill is not deductible for U.S. federal income tax purposes.

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Acquisitions (Continued)

        The acquisition was accounted for as a business combination in accordance with ASC 805 with the results of the acquired company's operations included in the consolidated financial statements starting on June 15, 2011. The key factors underlying the acquisition were to secure a European market presence, obtain the acquired company's proprietary technologies, and the opportunity for expansion.

        The aggregate purchase consideration and estimated fair values of the assets acquired and liabilities assumed at the date of acquisition were as follows (in thousands):

Fair Value
Fair value of purchase consideration:
Cash consideration	$1,000
Cash escrow account	300

Total purchase consideration	$1,300

Fair Value
Fair value of net assets acquired:
Cash	$21
Other current assets	168
Property and equipment	48
Developed technology	350
Customer relationships	104
Non-compete agreement	53
Goodwill	889

Total assets acquired	1,633

Other current liabilities	333

Total liabilities assumed	333

Net assets acquired	$1,300

        Details related to estimated useful lives and the valuation techniques utilized for estimating fair value of the intangible assets acquired are show below:

Intangible Type	Valuation Type	Useful Life
Developed Technology	Relief from royalty method	3 years
Customer Lists	Excess earnings method	5 years
Non-Compete	With and without method under the income approach	2 years

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Acquisitions (Continued)

        Pursuant to the acquisition, the Company paid an earn-out to the principal selling shareholders of Appealing Media of $1.1 million in cash for achieving certain revenue and operational goals within one year from acquisition as listed below:

Earn-out Component	Maximum Payout	Achievement	Actual Payout
Revenue target	$1,200	50%	$600
Hiring targets	500	100%	500

	$1,700		$1,100

        The Company accounted for the earn-out as post combination expense as the achievement of the above goals was contingent on the continuing employment of the principal selling shareholders. For the years ended December 31, 2011 and 2012, $0.5 million and $0.6 million, respectively was recorded in general and administrative expenses in the accompanying consolidated statements of operations for the earn-outs that were achieved.

        In addition, the Company granted stock options to the principal selling shareholders of the acquired company, who continued as employees of the Company, that would vest based on the revenue targets attained. For the years ended December 31, 2011 and 2012, $0 and $0.1 million, respectively, of stock compensation expense was recorded in general and administrative expenses in the accompanying consolidated statements of operations.

        For the year ended December 31, 2011, the Company recorded acquisition-related transaction costs of approximately $0.4 million, which were included in general and administrative expense in the accompanying consolidated statement of operations.

        The following unaudited pro forma financial information presents the results of operations of the Company and the acquired company as if the acquisition had occurred on January 1, 2011. The pro forma financial information is provided for comparative purposes only and is not necessarily indicative of what the actual results would have been had the acquisition occurred at the beginning of the year ended December 31, 2011 (in thousands except basic and diluted net loss per share):

Pro Forma for the Year Ended December 31, 2011
Revenue	$68,940
Net loss	(11,186)
Basic and diluted net loss per share attributable to common stockholders	$(0.51)

  Crowd Science, Inc.

        On December 28, 2012 the Company completed the acquisition of Crowd Science, Inc. ("Crowd Science"), a technology company providing online digital media properties audience measurement, ad targeting and web analytics. All of the share capital for Crowd Science was acquired in exchange for $1.1 million in cash and 2,000,000 shares of Series D-1 convertible preferred stock valued at $3.3 million, for total consideration of $4.4 million. The Company held back $49,000 in cash and

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Acquisitions (Continued)

400,000 shares of Series D-1 convertible preferred stock until the second anniversary of the closing date for general representations and warranties as well as continuing employment of key employees. The goodwill generated from the Company's business combination is primarily related to expected synergies. The goodwill is deductible for U.S. federal income tax purposes.

        The fair value of the Series D-1 convertible preferred stock of $1.67 per share was based on management's contemporaneous valuation of the Company as of December 28, 2012, the date of acquisition. In determining the enterprise equity value of the Company, management used a valuation methodology based on the income approach and the market approach utilizing guideline public companies. Once an enterprise equity value was calculated, management used the option pricing method to allocate the value to each series of preferred stock and common stock which generated a value of $1.67 per share of Series D-1 preferred stock.

        As a condition to its acquisition of Crowd Science, the parties agreed that all amounts held back by the Company at closing, consisting of $49,000 in cash and 400,000 shares of Series D-1 convertible stock, may be permanently withheld by the Company if any key employee (identified in the acquisition agreement) were to voluntarily terminate his employment with the Company within the first year after closing of the acquisition. On March 15, 2013, a key employee voluntarily terminated his employment with the Company and the Company, therefore, intends to permanently withhold all amounts held back at closing.

        The acquisition was accounted for as a business combination in accordance with ASC 805 with the results of the acquired company's operations included in the consolidated financial statements starting on December 28, 2012. The key factors underlying the acquisition were to acquire technology that would enhance audience reach and targeting across all video devices.

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Acquisitions (Continued)

        The aggregate purchase consideration and estimated fair values of the assets acquired and liabilities assumed at the date of acquisition were as follows (in thousands):

Fair Value
Fair value of purchase consideration:
Cash consideration	$1,033
Cash escrow account	49
2,000,000 Series D-1 preferred stock shares	3,319
Series D-1 issuance costs	21

Total purchase consideration	$4,422

Fair Value
Fair value of net assets acquired:
Cash	$259
Accounts receivable	163
Other current assets	63
Property and equipment	14
Other assets	30
Developed technology	2,600
Goodwill	3,013

Total assets acquired	6,142
Accounts payable and accruals	461
Deferred revenue	223
Deferred tax liability	1,036

Total liabilities assumed	1,720

Net assets acquired	$4,422

        Details related to estimated useful lives and the valuation techniques utilized for estimating fair value of the intangible assets acquired are show below:

Intangible Type	Valuation Type	Useful Life
Developed Technology	Discounted cash flow method	4 years

        For the year ended December 31, 2012, the Company recorded acquisition-related transaction costs of approximately $0.2 million, which were included in general and administrative expense in the accompanying consolidated statement of operations.

        The following unaudited pro forma financial information presents the results of operations of the Company and the acquired company as if the acquisition had occurred on January 1, 2011. The pro forma financial information is provided for comparative purposes only and is not necessarily indicative

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Acquisitions (Continued)

of what the actual results would have been had the acquisition occurred at the beginning of the year ended December 31, 2011 (in thousands except basic and diluted net loss per share):

	Pro Forma for the Years Ended December 31,		Pro Forma for the Three Months Ended March 31,
	2011	2012	2012
Revenue	$69,146	$117,441	$20,217
Net income (loss)	(15,523)	2,676	(2,479)
Basic net income (loss) per share attributable to common stockholders	(4.25)	0.00	(0.55)
Diluted net income (loss) per share attributable to common stockholders	$(4.25)	$0.00	$(0.55)

        The acquisition related costs of approximately $0.2 million incurred during the year ended December 31, 2012 are presented in the pro forma results of the Company and Crowd Science, Inc. for the year ended December 31, 2011.

5. Cash and Cash Equivalents

        The following table presents cash and cash equivalents for the periods presented (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2011:
Cash	$5,515	$—	$—	$5,515
Cash equivalents:
Money market funds	13,508	—	—	13,508

Total cash and cash equivalents	$19,023	$—	$—	$19,023

December 31, 2012:
Cash	$14,401	$—	$—	$14,401
Cash equivalents:
Money market funds	13,508	—	—	13,508

Total cash and cash equivalents	$27,909	$—	$—	$27,909

March 31, 2013 (unaudited):
Cash	$13,326	$—	$—	$13,326
Cash equivalents:
Money market funds	13,508	—	—	13,508

Total cash and cash equivalents	$26,834	$—	$—	$26,834

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Property, Equipment and Software

        Property, equipment and software consisted of the following (in thousands):

	December 31,
	2011	2012
Office furniture and fixtures	$451	$464
Equipment and computers	3,824	5,069
Leasehold improvements	1,534	1,573
Software	247	1,080
Internally developed software costs	2,737	3,564

Total property, equipment and software	8,793	11,750
Less: accumulated depreciation and amortization	(3,566)	(6,199)

Total property, equipment and software, net	$5,227	$5,551

        Depreciation and amortization expense, including amortization of internal use software costs, was approximately $0.9 million, $2.0 million and $2.6 million, for the years ended December 31, 2010, 2011 and 2012, respectively.

        Equipment recorded under capital lease was as follows (in thousands):

	December 31, 2011	December 31, 2012
Gross assets under capital lease	$1,732	$1,910
Less: accumulated depreciation	(353)	(960)

Net asset under capital lease	$1,379	$950

7. Goodwill and Intangible Assets

        As a result of the acquisition of Appealing Media on June 15, 2011, the Company recorded the fair value of acquired intangible assets and goodwill in the amount of $0.9 million for the excess of purchase consideration over the fair value of assets and liabilities acquired. In addition, as a result of the acquisition of Crowd Science, Inc. on December 28, 2012, the Company recorded the fair value of acquired intangible assets and goodwill in the amount of $3.0 million for the excess of purchase consideration over the fair value of assets and liabilities acquired.

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Goodwill and Intangible Assets (Continued)

        The intangible assets detail at December 31, 2011 and 2012 and March 31, 2013 was as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life
December 31, 2011:
Developed technology	$350	$(68)	$282	2.4 years
Customer relationships	104	(12)	92	4.4 years
Non-compete agreement	53	(16)	37	1.4 years

	$507	$(96)	$411

December 31, 2012:
Developed technology	$2,950	$(185)	$2,765	3.7 years
Customer relationships	104	(33)	71	3.4 years
Non-compete agreement	53	(42)	11	0.4 years

	$3,107	$(260)	$2,847

March 31, 2013 (unaudited):
Developed technology	$2,950	$(377)	$2,573	3.4 years
Customer relationships	104	(38)	66	3.2 years
Non-compete agreement	53	(48)	5	0.2 years

	$3,107	$(463)	$2,644

        Amortization expense for the years ended December 31, 2010, 2011 and 2012 was $0, $0.1 million and $0.2 million, respectively and $41,000 and $0.2 million for the three months ended March 31, 2012 and 2013, respectively. Amortization expense related to developed technology is included as a component of cost of revenue in the accompanying consolidated statements of operations.

        Estimated future amortization of purchased intangible assets at December 31, 2012 was as follows (in thousands):

Year ending December 31,	Amount
2013	$799
2014	719
2015	671
2016	658

Total amortization	$2,847

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Accrued Liabilities

        Accrued liabilities consisted of the following (in thousands):

	December 31,
	2011	2012
Accrued bonuses and commissions	$2,337	$3,554
Accrued vacation and other employee benefits	1,082	1,673
Accrued acquisition earn-out	500	—
Accrued taxes	—	665
Other accrued expenses	560	1,327

Total accrued liabilities	$4,479	$7,219

9. Borrowings

        In September 2009, the Company entered into a Loan and Security Agreement ("Agreement") with Silicon Valley Bank ("SVB"). The Agreement provides for borrowings up to $1,000,000 to finance purchases of equipment through December 2013. Borrowings against the line of credit bear interest at a fixed rate of 8% per annum and require 36 equal monthly installments of principal and interest. The Company had approximately $0.5 million, $0.2 million and $0.1 million of borrowings outstanding under this line of credit as of December 31, 2011 and 2012 and March 31, 2013, respectively. Borrowings are collateralized by the equipment financed under the Agreement. As of December 31, 2012, the Company was not in compliance with certain non-financial covenants relating to this Agreement. The Company has received waivers for these violations from SVB. The Company was in compliance with all covenants as of March 31, 2013.

        In connection with the Agreement, the Company issued warrants ("SVB Warrants") in two tranches, upon the effective date of the Agreement and upon the first advance, to purchase shares of Series C convertible preferred stock as follows:

	First Tranche	Second Tranche
Terms of warrants:
Number of shares	87,437	87,437
Exercise price per share	$0.28592	$0.28592
Expiration date	January 2017	January 2017
Issuance Date	September 2009	January 2010
Initial fair value and assumptions:
Expected volatility	67.0%	67.0%
Expected term in years (equals the remaining contractual term)	7.3 years	7.0 years
Expected dividend yield	—%	—%
Risk-free interest rate	2.99%	3.36%
Initial fair value	$6,000	$6,000

        The initial fair values of the SVB Warrants of $12,000 were recorded as a debt discount and are being amortized to interest expense over the period of the loan using the effective interest method.

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Borrowings (Continued)

        In February 2010, the Company entered into a Loan and Security Agreement ("Credit Agreement") with SVB for the purpose of financing its accounts receivable balance. The Credit Agreement was amended and restated in March 2011 and May 2012 and provides for a revolving line of credit with maximum borrowings of up to $20.0 million and is collateralized by substantially all of the assets of the Company. The borrowings under the line of credit bear interest at the bank's prime rate plus 0.50%. If the Company borrows more than $5.0 million, the Company must maintain an adjusted quick ratio of 1.5 to 1.0. The Credit Agreement requires the Company to comply with various other financial and reporting covenants. The Credit Agreement expired on May 3, 2013. As of December 31, 2011 and 2012 and March 31, 2013, the Company had no borrowings outstanding under this line of credit. As of December 31, 2012, the Company was not in compliance with certain non-financial covenants relating to this Credit Agreement. The Company has received waivers for these violations from SVB. The Company was in compliance with all covenants as of March 31, 2013.

        As of December 31, 2012, future maturities of loans (in thousands) are as follows:

Years Ended December 31,
2013	$192

Total minimum payments	192
Less: Amounts representing interest	(7)
Less: Current portion	(185)

Non-current portion	$—

10. Commitments and Contingencies

  Leases

        The Company leases office facilities under various non-cancellable operating leases that expire through October 2016. In addition, the Company leases certain equipment and computers under capital lease arrangements that expire at various dates through June 2015.

        Rental expense was $0.5 million, $0.8 million and $1.7 million for the years ended December 31, 2010, 2011 and 2012, respectively.

  Purchase Commitments

        During the normal course of business, to secure adequate web inventory and impressions for its sales arrangements, the Company enters into agreements with digital media property owners that require purchase of a minimum number of impressions on a monthly or quarterly basis. Purchase commitments as of December 31, 2012 expire on various dates through December 2013.

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Commitments and Contingencies (Continued)

  Future Payments

        As of December 31, 2012, future annual minimum payments (in thousands) are as follows:

Years Ended December 31,	Capital Leases	Operating Leases	Purchase Commitments
2013	$674	$1,913	$1,925
2014	364	1,688	—
2015	23	1,364	—
2016	—	697	—

Total minimum payments	1,061	$5,662	$1,925

Less: Amounts representing interest	(50)

Present value of minimum payments	1,011
Less: Current portion	(631)

Non-current portion	$380

  Legal proceedings

        Mr. Ramankutty, the Company's former Chief Executive Officer and co-founder of the Company, brought a legal action against the Company, certain of its investors and current and former directors in October 2009 alleging fraud, breach of contract and related claims arising out of his separation from the Company in November 2006. Mr. Ramankutty sought unspecified monetary damages and the return of shares of common stock repurchased by the Company. This matter was arbitrated by both parties and in October 2011 the arbitrators issued a final decision whereby in return for Mr. Ramankutty providing the Company of a release of all claims against the Company, the Company issued 62,500 shares of common stock to Mr. Ramankutty valued at $0.3 million. This amount was recorded as a component of general and administrative expenses in the consolidated statement of operations for the year ended December 31, 2010.

        In addition, from time to time the Company may be a party to other various litigation matters incidental to the conduct of its business. There is no pending or threatened legal proceeding to which the Company is currently a party that, in the management's opinion, is reasonably likely to have a material adverse effect on the Company's consolidated financial statements.

  Indemnification Agreements

        In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, and other parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by the Company or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with directors and certain officers and employees that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees.

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Commitments and Contingencies (Continued)

        While the outcome of these matters cannot be predicted with certainty, the Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on the Company's consolidated balance sheet, consolidated statement of operations, consolidated statements of comprehensive income (loss), or consolidated statements of cash flows.

11. Convertible Preferred Stock

        Convertible preferred stock as of December 31, 2012 and March 31, 2013 (unaudited) consists of the following:

	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value(1)	Liquidation Preference
Series A-1	26,165,827	26,165,827	$0.10500	$1,341,000	$2,747,000
Series A-2	22,473,726	22,324,696	0.20130	4,494,000	4,494,000
Series B	16,134,433	16,134,433	0.54760	8,777,000	8,835,000
Series C	16,404,591	16,229,717	0.28592	4,546,000	4,640,000
Series D	24,876,609	24,876,609	1.00496	24,901,000	25,000,000
Series D-1	24,075,053	24,075,052	1.31370	32,132,000	31,627,000

	130,130,239	129,806,334		$76,191,000	$77,343,000

(1)
Amounts are net of issuance costs.

        During 2005 and 2006, the Company issued convertible notes (as amended, "Notes") to investors with an aggregate underlying principal value of $1.9 million. In July 2006, the Notes converted all underlying principal of approximately $1.9 million into 18,428,593 shares of Series A-1 convertible preferred stock.

        During July 2006, the Company issued 9,538,416, shares of Series A-1 convertible preferred stock, for $0.105 per share. In December 2010, the Company repurchased 1,801,182 shares of Series A-1 convertible preferred stock for $0.88000 per share.

        During July 2006, the Company issued a total of 22,324,696 shares of Series A-2 convertible preferred stock for $0.20130 per share.

        From September 2007 through July 2008, the Company issued a total of 16,134,433 shares of Series B convertible preferred stock for $0.54760 per share. As part of the issuance, the Company incurred approximately $0.1 million in issuance costs.

        From June 2009 through December 2009, the Company issued a total of 16,229,717 shares of Series C convertible preferred stock for $0.28592 per share. As part of the issuance, the Company incurred approximately $0.1 million in issuance costs.

        During February 2010, the Company issued 24,876,609 shares of Series D convertible preferred stock for $1.00496 per share. As part of the issuance, the Company incurred approximately $0.1 million in issuance costs.

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Convertible Preferred Stock (Continued)

        From September 2010 through December 2010, the Company issued 5,328,462 shares of Series D-1 convertible preferred stock for $1.31370 per share. As part of the issuance, the Company incurred approximately $0.1 million in issuance costs.

        During October 2011, the Company issued an additional 9,134,503 shares of Series D-1 convertible preferred stock for $1.31370 per share. As part of the issuance the Company incurred approximately $0.1 million in issuance costs.

        During April 2012, the Company issued an additional 7,612,087 shares of Series D-1 convertible preferred stock for $1.31370 per share.

        During December 2012, the Company issued 2,000,000 shares of Series D-1 convertible preferred stock valued at $1.67 per share for the acquisition of Crowd Science, Inc.

  Conversion

        Each share of Series A-1, Series A-2, Series B, Series C, Series D, and Series D-1 convertible preferred stock is convertible into common stock at a stockholder's option, at any time after the date of issuance of such number of shares of common stock as is determined by dividing the original issuance price for each series by the applicable conversion price for such series in effect at the date of conversion ("Conversion Rate"). The Conversion Rate in effect at any point in time is subject to adjustment for recapitalizations and certain other dilutive issuances. As of December 31, 2012, the Conversion Rate for Series A-1, Series A-2, Series B, Series C, Series D, and Series D-1 convertible preferred stock was $0.10500 per share, $0.20130 per share, $0.51081 per share, $0.28592 per share, $1.001938 per share, and $1.31370 per share, respectively. As of December 31, 2012, each share of preferred stock is convertible into 0.1667 shares of common stock, except for the Series B preferred stock which is convertible into 0.1787 shares of common stock and the Series D preferred stock which is convertible into 0.1672 shares of common stock.

        Each share of preferred stock automatically converts into shares of common stock, based on the then effective conversion rate for that class, upon the earlier of (i) written request from the holders of 60% of the shares of preferred stock then outstanding, or (ii) upon the consummation of an initial public offering with aggregate gross proceeds of at least $35 million.

  Dividends

        Holders of Series A-1, Series A-2, Series B, Series C, Series D and Series D-1 preferred stock are entitled to dividends at the annual rate of 8% of the applicable original issue price ($0.10500, $0.20130, $0.54760, $0.28592, $1.00496 and $1.31370 respectively), payable out of funds legally available, prior and in preference to any declaration or payment of any dividend on common stock. Such dividends shall be payable only when, as and if, declared by the board of directors and shall not be cumulative. No dividends on preferred stock have been declared or paid as of March 31, 2013.

  Voting

        The holders of convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which each share of preferred stock could be converted. The holders of shares of the preferred stock are entitled to vote on all matters on which the common stock is entitled to vote. The holders of Series A-1, Series A-2, and Series D, each voting as a separate class, are

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Convertible Preferred Stock (Continued)

entitled to elect one member of the board of directors. The holders of common stock and preferred stock, voting together as a single class, are entitled to elect any remaining members of the board of directors.

  Liquidation preference

        In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of any common stock, an amount per share equal to $0.10500, $0.20130, $0.54760, $0.28592, $1.00496 and $1.31370 for Series A-1, A-2, B, C, D and D-1 preferred stock, respectively, plus any declared but unpaid dividends on such shares. Thereafter, the remaining assets of the Company will be distributed ratably to the holders of common stock.

  Balance Sheet Presentation

        The holders of the outstanding shares of convertible preferred stock have redemption rights in the event of a sale of all or substantially all of the Company's assets, the merger or consolidation of the Company, or upon the sale of more than 50% of the voting power of the Company. As a result, the holders of these preferred shares could require a change in control that would trigger redemption of shares. Accordingly, all shares of convertible preferred stock have been presented outside of permanent equity in the accompanying consolidated balance sheets for all periods presented.

12. Warrants

        In conjunction with a lease agreement, the Company issued warrants to purchase 149,030 shares of Series A-2 preferred stock on December 31, 2006. These warrants have an exercise price of $0.2013 per share and expire in December 2018.

        In conjunction with the Loan and Security Agreement disclosed above, the Company issued warrants to SVB, to purchase 174,874 shares of Series C preferred stock, of which 87,437 shares were issued in September 2009 and 87,437 shares were issued in January 2010. These warrants have an exercise price of $0.2859 per share and expire in January 2017.

        A summary of warrants outstanding at December 31, 2012 and March 31, 2013 (unaudited) are shown below:

Issue Date	Security	Expiration	Exercise Price	Number of Warrants
December 31, 2006	Series A-2	December 31, 2018	$0.2013	149,030
September 1, 2009	Series C	September 25, 2016	$0.2859	87,437
January 1, 2010	Series C	January 27, 2017	$0.2859	87,437

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Warrants (Continued)

        The fair value of the convertible preferred stock warrants which are recorded as liabilities in the accompanying consolidated balance sheets and are remeasured to fair value at each balance sheet date was determined using the Black-Scholes option pricing model with the following assumptions:

	Years Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
			(Unaudited)
Expected term (years)	5.01 - 7.01	4.01 - 6.00	4.76 - 6.76	3.76 - 5.76
Volatility	65%	80%	65%	80%
Risk-free interest rate	0.83 - 1.35%	0.54 - 0.95%	1.04 - 1.33%	0.47 - 0.79%
Dividend yield	—	—	—	—

	December 31,
			March 31, 2013
	2011	2012
			(unaudited)
Fair value (Series A-2)	$96,000	$144,000	$163,000
Fair value (Series C)	$103,000	$157,000	$166,000

        The change in total fair value of the convertible preferred stock warrants has been recorded as a component of other income (expense), net in the accompanying consolidated statements of operations.

13. Stockholder's Deficit

  Common Stock

        At December 31, 2011 and 2012 and March 31, 2013, there were 3,895,558, 4,816,863 and 4,836,818 shares of common stock issued and outstanding, respectively. The holders of common stock, voting together as a single class, are entitled to elect two members of the board of directors.

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Stockholder's Deficit (Continued)

  Shares Reserved for Future Issuance

        At December 31, 2012, the Company has reserved the following shares of common stock for future issuances in connection with:

December 31, 2012
Series A-1 convertible preferred stock	4,360,951
Series A-2 convertible preferred stock	3,720,781
Series B convertible preferred stock	2,689,072
Series C convertible preferred stock	2,704,944
Series D convertible preferred stock	4,146,101
Series D-1 convertible preferred stock	4,012,505
Anti-dilution shares for series B convertible preferred stock relating to series C convertible preferred stock issuance	193,665
Anti-dilution shares for series D convertible preferred stock relating to issuance of common stock upon legal settlement	12,502
Common stock from aggregation of fractional shares on conversion of preferred stock	16
Series A-2 convertible preferred stock warrants	24,838
Series C convertible preferred stock warrants	29,145
Common stock options outstanding	4,015,088
Options available for future issuances	824,949

26,734,557

  Equity Incentive Plans

        Under the 2004 Stock Plan (the "Plan"), the Company may grant restricted stock awards or stock options to employees, directors, and consultants at prices not less than the fair market value at date of grant for incentive stock options and not less than 85% of fair market value for non-statutory options. Option vesting schedules are determined by the board of directors at the time of issuance and they generally vest at 25% on the first anniversary of the grant (or the employment or service commencement date) and monthly over the next 36 months. Options generally expire ten years from the date of grant unless the optionee is a 10% shareholder, in which case the term will be five years from the date of grant. Unvested options exercised are subject to the Company's repurchase right.

        The fair value of the common stock underlying the Company's stock options was determined by the Company's board of directors, which intended all options granted to be exercisable at a price per share not less than the per-share fair value of the Company's common stock underlying those options on the date of grant. The valuations of the Company's common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions the Company used in the valuation model are based on future expectations combined with management judgment. In the absence of a public trading market, the Company's board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the Company's common stock as of the date of each option grant.

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Stockholder's Deficit (Continued)

        The following table summarizes option award activity:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
	in thousands for aggregate intrinsic value
Balance at December 31, 2010	3,449,345	$1.74	7.94	$9,984
Granted	1,790,193	4.62
Exercised	(326,705)	1.80
Canceled and forfeited	(650,430)	2.40

Balance at December 31, 2011	4,262,403	2.93	8.10	6,906
Granted	912,837	4.86
Exercised	(921,305)	0.78
Canceled and forfeited	(238,847)	4.44

Balance at December 31, 2012	4,015,088	3.78	7.88	8,659

Granted	428,032	6.42
Exercised	(19,955)	2.46
Canceled and forfeited	(29,385)	5.40

Balance at March 31, 2013 (unaudited)	4,393,780	$4.04	7.84	$19,441

Vested and exercisable as of December 31, 2012	2,003,895	$2.88	6.95	$6,126

Vested as of December 31, 2012 and expected to vest thereafter(1)	3,753,606	$3.72	7.82	$8,330

Vested and exercisable as of March 31, 2013 (unaudited)	2,195,514	$3.04	6.85	$11,893

Vested as of March 31, 2013 and expected to vest thereafter(1) (unaudited)	4,121,524	$3.97	7.78	$18,506

(1)
Options expected to vest reflect an estimated forfeiture rate.

        The weighted average grant date fair value of options granted in the years ended December 31, 2011 and 2012 was $2.76 and $3.06 per share, respectively and $4.38 in the three months ended March 31, 2013, respectively. There were no options granted during the three months ended March 31, 2012. Aggregate intrinsic value represents the difference between the Company's estimated fair value of its common stock and the exercise price of outstanding, in-the-money options. The total intrinsic value of options exercised was approximately $1.3 million and $3.4 million for the years ended December 31, 2011 and 2012, respectively and $3.2 million and $0.1 million for the three months ended March 31, 2012 and 2013.

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Stockholder's Deficit (Continued)

        The following table summarizes restricted stock activity for the year ended December 31, 2011:

	Number of Shares	Weighted Average Fair Value at Grant
Balance at December 31, 2010	22,142	$0.18
Granted	833	$4.62
Released	22,975	$0.36

Balance at December 31, 2011	—	$—

        As of December 31, 2011 and 2012, the Company had 498,966 and 824,949 shares, respectively, available for grant under the Plans. The following table summarizes information about stock options outstanding and exercisable at December 31, 2012.

Outstanding Options
Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life	Vested and Exercisable
$0.06	23,192	2.17	23,192
$0.18	107,828	4.94	100,510
$0.48	98,361	6.85	76,709
$0.60	397,885	5.95	397,388
$0.66	261,885	5.25	260,371
$4.44	348,439	9.24	46,970
$4.62	1,544,614	8.37	658,532
$4.68	1,028,144	8.22	440,213
$5.94	204,740	9.98	10

	4,015,088	7.88	2,003,895

  Stock-based Compensation

        The fair value of options granted to employees is estimated on the grant date using the Black-Scholes option valuation model. This valuation model for stock-based compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation including the expected term (weighted-average period of time that the options granted are expected to be outstanding), the volatility of the Company's common stock, a risk-free interest rate, expected dividends, and the estimated forfeitures of unvested stock options. To the extent actual results differ from the estimates, the difference will be recorded as a cumulative adjustment in the period estimates are revised. No compensation cost is recorded for options that do not vest. The Company uses the simplified calculation of expected life and volatility is based on an average of the historical volatilities of the common stock of a group of entities with characteristics similar to those of the Company. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. Expected forfeitures are based on the Company's historical experience. The Company currently has no history or expectation of paying cash dividends on common stock.

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Stockholder's Deficit (Continued)

        The fair value of option grants is determined using the Black-Scholes option valuation model with the following weighted average assumptions:

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
				(Unaudited)
Expected term (years)	5.66 - 6.08	5.88 - 6.08	5.60 - 6.07	—	5.98 - 6.08
Volatility	66.8 - 69.7%	63.9 - 66.2%	65.3 - 90.0%	—%	80%
Risk-free interest rate	1.35 - 3.00%	1.03 - 2.84%	0.73 - 1.09%	—%	1.14 - 1.17%
Dividend yield	—	—	—	—	—

  Stock Options Granted to Non-employees

        For the years ended December 31, 2011 and 2012, 0 and 8,333 options, respectively were granted to non-employees. There were no options granted to non-employees during the three months ended March 31, 2012 and 2013.

        The Company accounts for stock options issued to non-employees in accordance with the provisions of ASC 505-50 using a fair value approach. The measurement of stock based compensation for non-employees is subject to period adjustments as the options vest and the expense is recognized over the period which services are received. The Company believes that the fair value of the stock options is more reliably measurable than the fair value of the services received. The estimated fair value of the stock options granted to non-employees is calculated using the following assumptions:

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
				(Unaudited)
Expected term (years)	9.23 - 9.85	—	9.65	—	—
Volatility	67.5 - 68.3%	—%	80.0%	—%	—%
Risk-free interest rate	3.12 - 3.24%	—%	1.70%	—%	—%
Dividend yield	—	—	—	—	—

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Stockholder's Deficit (Continued)

        The following table summarizes the effects of stock-based compensation related to stock-based awards to employees and non-employees on the Company's accompanying consolidated statements of operations (in thousands):

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
				(unaudited)
Cost of revenue	$14	$68	$128	$25	$30
Sales and marketing	554	981	1,215	294	341
Research and development(1)	13	65	184	17	70
General and administrative	279	354	515	93	204

Total employee stock-based compensation	$860	$1,468	$2,042	$429	$645

(1)
Excludes $51,000, $74,000 and $79,000 for the years ended December 31, 2010, 2011 and 2012, respectively and $28,000 and $35,000 for the three months ended March 31, 2012 and 2013, respectively that were capitalized as part of internal use software development costs.

        No income tax benefit has been recognized relating to stock-based compensation expense and no tax benefits have been realized from exercised stock options. As of December 31, 2012 and March 31, 2013, there was approximately $3.9 million and $4.8 million, respectively, of total unrecognized compensation cost related to unvested employee and non-employee stock options that is expected to be recognized over a weighted-average period of 2.8 years and 2.9 years, respectively.

14. Net Income (Loss) per Share

        Basic and diluted net income (loss) per common share is presented in conformity with the two-class method required for participating securities. Immediately prior to the completion of the Company's initial public offering, all shares of outstanding convertible preferred stock are expected to automatically convert into shares of the Company's common stock. Prior to the conversion of the convertible preferred stock, holders of Series A-1, Series A-2, Series B, Series C, Series D and Series D-1 convertible preferred stock are each entitled to receive noncumulative dividends when and if declared at the annual rate of 8% ($0.10500, $0.20130, $0.54760, $0.28592, $1.00496 and $1.31370 per share per annum, respectively) payable prior and in preference to any dividends on any shares of the Company's common stock. In the event a dividend is paid on common stock, the holders of Series A-1, Series A-2, Series B, Series C, Series D and Series D-1 convertible preferred stock are entitled to a proportionate share of any such dividend as if they were holders of common stock (on an as-if converted basis). The holders of convertible preferred stock do not have a contractual obligation to share in the losses of the Company' accordingly, basic and diluted net loss per share has not been computed using the two class method.

        Under the two-class method, net income (loss) attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less current period convertible preferred stock non-cumulative dividends, between common stock and convertible preferred stock. In computing diluted net income (loss) attributable to common stockholders, undistributed earnings are re-allocated

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Net Income (Loss) per Share (Continued)

to reflect the potential impact of dilutive securities. Basic net income (loss) per common share is computed by dividing the net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of common shares outstanding, including potential dilutive common shares assuming the dilutive effect of outstanding stock options using the treasury stock method.

        The following table presents the calculation of basic and diluted net income (loss) per share (in thousands):

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
				(unaudited)
Numerator:
Net income (loss)	$(366)	$(11,089)	$6,266	$(1,492)	$(3,338)
Less: Undistributed earnings allocated to participating securities	—	—	(6,177)	—	—

Net income (loss) attributable to common stockholders	(366)	(11,089)	89	(1,492)	(3,338)

Denominator:
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders:
Basic	3,260	3,650	4,716	4,527	4,828
Weighted-average effect of potentially dilutive shares:
Employee stock options	—	—	790	—	—
Preferred stock warrants	—	—	39	—	—

Diluted	3,260	3,650	5,545	4,527	4,828

Net income (loss) per share attributable to common stockholders:
Basic	$(0.11)	$(3.04)	$0.02	$(0.33)	$(0.69)

Diluted	$(0.11)	$(3.04)	$0.02	$(0.33)	$(0.69)

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Net Income (Loss) per Share (Continued)

        The following equity shares were excluded from the calculation of diluted net loss per share attributable to common stockholders because their effect would have been anti-dilutive for the periods presented (in thousands):

	Years Ended December 31,			Three Months Ended March 31,
	2011	2011	2012	2012	2013
				(Unaudited)
Convertible preferred stock	18,704	20,239	21,634	20,032	21,634
Employee stock options	3,449	4,262	205	3,351	4,394
Convertible preferred stock warrants	54	54	—	54	54

  Unaudited Pro Forma Net Income (Loss) per Share

        Pro forma basic and diluted net income (loss) per share were computed to give effect to the conversion of the Series A-1, Series A-2, Series B, Series C, Series D and Series D-1 convertible preferred stock using the as-if converted method into common shares as though the conversion had occurred as of January 1, 2012 or the original date of issuance, if later. Also, the numerator has been adjusted to reverse the mark-to-market adjustment attributable to the convertible preferred stock warrants as they will become warrants to purchase common stock and at such time will no longer require periodic revaluation.

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Net Income (Loss) per Share (Continued)

        The following table presents the calculation of pro forma basic and diluted net income (loss) per share (in thousands, except per share data):

	Year Ended December 31, 2012	Three Months Ended March 31, 2013
Net income (loss)	$6,266	$(3,338)
Pro forma adjustment to reverse the mark-to-market adjustment attributable to the convertible preferred stock warrants	102	28

Pro forma net income (loss)	$6,368	$(3,310)

Basic shares:
Weighted-average shares used to compute basic net income(loss) per share	4,716	4,828
Pro forma adjustment to reflect assumed conversion of preferred stock to occur upon consummation of the Company's initial public offering	21,188	21,634

Weighted-average shares used to compute basic pro forma net income (loss) per share	25,904	26,462

Effect of potentially dilutive securities
Employee stock options	790	—
Common stock warrants	39	—

Weighted-average shares used to compute diluted pro forma net income (loss) per share	26,733	26,462

Pro forma net income (loss) per share:
Basic	$0.25	$(0.13)

Diluted	$0.24	$(0.13)

15. Income Taxes

        The Company accounts for income taxes in accordance with authoritative guidance, which requires the use of the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based upon the difference between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

        The following table presents domestic and foreign components of income (loss) before income taxes for the periods presented (in thousands):

	Years Ended December 31,
	2010	2011	2012
Domestic	$552	$(8,510)	$6,289
International	(807)	(2,641)	589

Total	$(255)	$(11,151)	$6,878

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Income Taxes (Continued)

        The components of income tax (expense) benefit are as follows (in thousands):

	Years Ended December 31,
	2010	2011	2012
Current:
Federal	$(18)	$—	$(220)
State	(24)	(59)	(190)
Foreign	(57)	(9)	(146)

Total	$(99)	$(68)	$(556)

Deferred:
Federal	$(12)	$—	$—
State	—	—	—
Foreign	—	130	(56)

Total	(12)	130	(56)

Total income tax (expense) benefit	$(111)	$62	$(612)

        The Company recorded an income tax benefit of $65,000 and an income tax provision of $31,000 for the three months ended March 31, 2012 and 2013, respectively, related to foreign income taxes. As of March 31, 2013, based on the available objective evidence, management believes it is more likely than not that the tax benefits of the U.S. losses incurred during the three months ended March 31, 2013 may not be realized by the end of the 2013 fiscal year. Accordingly, the Company did not record the tax benefits of the U.S. losses incurred during the first quarter ended March 31, 2013. The primary difference between the effective tax rate and the federal statutory tax rate relates to the valuation allowances on the Company's net operating losses, foreign tax rate differences and non-deductible stock-based compensation expense.

        The following table presents a reconciliation of the statutory federal rate and the Company's effective tax rate for the periods presented:

	Years Ended December 31,
	2010	2011	2012
Tax benefit at federal statutory rate	34.0%	34.0%	34.0%
State, net of federal effect	(5.1)	(0.3)	1.8
Foreign rate differential	65.6	(8.0)	(2.9)
Stock-based compensation	(29.8)	(2.4)	7.2
Change in valuation allowance	(73.8)	(27.0)	(46.7)
Other non-deductible expenses	(24.6)	(1.7)	8.0
Other	(1.8)	5.9	7.5

Total provision	(35.5)%	0.5%	8.9%

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Income Taxes (Continued)

purposes. The following table presents the significant components of the Company's deferred tax assets and liabilities for the periods presented (in thousands):

	Years Ended December 31,
	2011	2012
Deferred tax assets:
Accruals and reserves	$660	$764
Net operating loss carry-forwards	9,517	6,002
Tax credit carry-forwards	401	684
Stock-based compensation	779	1,085
Foreign taxes	130	74

Total deferred tax assets	11,487	8,609
Fixed assets	(324)	(373)
State taxes	(954)	(765)
Purchased intangible assets	—	(1,036)

Total deferred tax liabilities	(1,278)	(2,174)

Valuation allowance	(10,079)	(7,397)

Total net deferred tax assets (liabilities)	$130	$(962)

        A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Company established a full valuation allowance to offset domestic net deferred tax assets as of December 31, 2011 and 2012 due to the uncertainty of realizing future tax benefits from its net operating loss carry forwards and other deferred tax assets. The Company's valuation allowance as of December 31, 2012 was attributable to the uncertainty of realizing future tax benefits from U.S. net operating losses and other deferred tax assets. The federal and state valuation allowance decreased by approximately $2.7 million during the year ended December 31, 2012.

        As of December 31, 2012, the Company has U.S. federal net operating loss carry forwards of approximately $16.0 million, expiring beginning in 2025. As of December 31, 2012, the Company has U.S. state net operating loss carry forwards of approximately $18.0 million, expiring beginning in 2015. The Company's net operating loss does not include $2.6 million related to windfall tax benefits associated with stock-based compensation. As of December 31, 2012, the Company also has federal research and development tax credits of approximately $0.4 million, expiring beginning in 2025. The Company also has other tax credits of $18,000, which carries forward indefinitely. As of December 31, 2012, the Company has state research and development tax credits of approximately $0.4 million which carries forward indefinitely.

        The Company's deferred tax assets do not include the excess tax benefit related to stock-based compensation that are a component of the federal and state net operating loss carryforwards in the amount of $2.6 million. The excess tax benefit reflected in the net operating loss carryforwards will be accounted for as a credit to stockholders' equity, if and when realized. In determining if and when excess tax benefits have been realized, the Company has elected to utilize the with-and-without approach with respect to such excess tax benefits. The Company has also elected to ignore the indirect tax effects of stock-based compensation deductions for financial and accounting reporting purposes, and specifically to recognize the full effect of the research tax credit in income from continuing operations.

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Income Taxes (Continued)

        Internal Revenue Code section 382 places a limitation (the "Section 382 Limitation") on the amount of taxable income that can be offset by net operating carry forwards after a change in control of a loss corporation. Generally, after a change in control, a loss corporation cannot deduct operating loss carryovers in excess of the Section 382 limitation. Management has determined that any limitation imposed by Section 382 will not have significant impact on the utilization of its net operating loss and credit carry forwards against taxable income in future periods.

        The Company is subject to income tax in the United States as well as other tax jurisdictions in which it conducts business. Earnings from non-U.S. activities are subject to local country income tax. The Company does not provide for federal income taxes on the undistributed earnings of its foreign subsidiaries as such earnings are to be reinvested indefinitely.

        Effective January 1, 2009, the Company adopted a new accounting standard that provides guidance on accounting for uncertainty in income taxes. The adoption had no effect on the Company's accompanying consolidated financial statements. A reconciliation of the beginning and ending balances of the unrecognized tax benefits during the years ended December 31, 2010, 2011 and 2012 consist of the following (in thousands):

	Years Ended December 31,
	2010	2011	2012
Unrecognized benefit—beginning of period	$81	$95	$158
Gross increases—current year tax positions	14	63	88

Unrecognized benefit—end of period	$95	$158	$246

        As of March 31, 2013, the Company has recorded a $0.3 million liability for uncertain tax positions which are recorded as a reduction to the deferred tax assets. The U.S. deferred tax assets are subject to a full valuation allowance. Therefore the liability for uncertain tax positions will not affect the annual effective tax rate if it is recognized. The Company does not expect a significant change to the uncertain tax positions within the next 12 months of March 31, 2013.

        Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense and were immaterial. The Company files income tax returns in the United States, various states and certain foreign jurisdictions. The tax periods 2008 through 2012 remain open in most jurisdictions. In addition, any tax losses and research and development credit carry forwards that were generated in prior years and carried forward may also be subject to examination by respective taxing authorities. The Company is not currently under examination by income tax authorities in federal, state or other foreign jurisdiction.

16. Related Party Transactions

        During the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2012 and 2013, the Company recorded costs for a digital media property owner, who is also an investor in the Company's Series D-1 convertible preferred stock, of $0, $0, $0.7 million, $27,000 and $0.3 million, respectively, associated with the acquisition of ad inventory. At December 31, 2011 and 2012 and March 31, 2013, the Company had $0, $0.2 million and $0.2 million for this related party included in accrued digital media property owner costs in the accompanying consolidated financial statements. The Company believes the transactions between the digital media property owner and the

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Related Party Transactions (Continued)

Company were carried out on an arm's-length basis on terms that are consistent with similar transactions with our other similarly situated vendors.

17. Segments and Geographical Information

        The Company considers operating segments to be components of the Company in which separate financial information is available that is evaluated regularly by the Company's chief operating decision maker in deciding how to allocate resources and in assessing performance. The chief operating decision maker for the Company is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results or plans for levels or components below the consolidated unit level. Accordingly, the Company has determined that it has a single operating and reportable segment. The Company and its chief executive officer evaluate performance based primarily on revenue in the geographic locations in which the Company operates. The following table summarizes total revenue generated through sales personnel employed in the respective locations (in thousands):

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
				(Unaudited)
United States	$51,872	$67,883	$110,872	$19,308	$24,343
EMEA	—	682	5,872	761	2,269

Total revenue	$51,872	$68,565	$116,744	$20,069	$26,612

        The Company's long-lived assets are primarily located in the United States and not allocated to any specific region. Therefore, geographic information is presented only for total revenue.

18. Subsequent Events

        The Company has evaluated subsequent events and transactions through April 3, 2013, which is the date the annual consolidated financial statements set forth herein were issued. Subsequent to December 31, 2012, the Company granted stock options to its employees to purchase 428,032 shares of the Company's common stock at an exercise price of $6.42 per share.

        As a condition to the Company's acquisition of Crowd Science, the parties agreed that all amounts held back by the Company at closing, consisting of $49,000 in cash and 400,000 shares of Series D-1 convertible stock, may be permanently withheld by the Company if any key employee (identified in the acquisition agreement) were to voluntarily terminate his employment with the Company within the first year after closing of the acquisition. On March 15, 2013, a key employee voluntarily terminated his employment with the Company and the Company, therefore, intends to permanently withhold all amounts held back at closing.

YuMe, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Subsequent Events (unaudited)

        The Company has evaluated subsequent events and transactions through July 2, 2013, which is the date the interim consolidated financial statements set forth herein were originally issued and through August 2, 2013, the date on which the interim consolidated financial statements were reissued.

        In July 2013, the Company's board of directors and stockholders approved an amendment to the amended and restated certificate of incorporation. The amendment provided for a 1-for-6 reverse stock split of the outstanding common stock, which became effective on July 24, 2013. Accordingly, (i) every six shares of common stock have been combined into one share of common stock, (ii) the number of shares of common stock into which each outstanding option or warrant to purchase common stock is exercisable, as the case may be, have been proportionately decreased on a 6-for-1 basis, (iii) the exercise price for each such outstanding option or warrant to purchase common stock has been proportionately increased on a 1-for-6 basis, and (iv) the conversion ratio for each share of preferred stock outstanding was proportionately reduced on a 6-for-1 basis. All of the share numbers, share prices, and exercise prices have been adjusted within these financial statements, on a retroactive basis, to reflect this 1-for-6 reverse stock split. The Company will pay cash in lieu of any fractional shares to which a holder of common stock would otherwise be entitled as a result of the reverse stock split.

        In May and July 2013, the Company granted stock options to its employees to purchase 475,589 shares of the Company's common stock at a weighted average exercise price of $9.59 per share.

        In August 2013, the Company's compensation committee approved equity awards for an aggregate of 1,059,267 shares of the Company's common stock that will be issuable upon the exercise of stock options with an exercise price per share equal to the initial public offering price in the Company's initial public offering.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
Crowd Science, Inc.

        We have audited the accompanying financial statements of Crowd Science, Inc., which comprise the balance sheet as of December 28, 2012, and the related statement of operations and comprehensive loss, convertible preferred stock and stockholders' deficit, and cash flows for the period from January 1, 2012 to December 28, 2012.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crowd Science, Inc. at December 28, 2012, and the results of its operations and its cash flows for the period from January 1, 2012 to December 28, 2012 in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP
San Jose, California
April 3, 2013

Crowd Science, Inc.

Balance Sheet

(In thousands, except share data)

As of December 28, 2012
Assets
Current assets:
Cash	$259
Accounts receivable	163
Prepaid expenses and other current assets	63

Total current assets	485
Property, equipment and software, net	834
Other assets	30

Total assets	$1,349

Liabilities, convertible preferred stock and stockholders' deficit
Current liabilities:
Accounts payable	$111
Accrued liabilities	350
Deferred revenue	336
Convertible notes payable	5,315

Total liabilities	6,112
Commitments and contingencies (Note 6)
Series A convertible preferred stock, $0.0001 par value—21,000,000 authorized as of December 28, 2012; 20,295,122 issued and outstanding as of December 28, 2012 (Note 7)	10,581
Stockholders' deficit:
Common stock, $0.0001 par value: 35,000,000 shares authorized as of December 28, 2012; 4,114,895 shares issued and outstanding as of December 28, 2012	1
Additional paid-in capital	244
Accumulated deficit	(15,589)

Total stockholders' deficit	(15,344)

Total liabilities, convertible preferred stock and stockholders' deficit	$1,349

The accompanying notes are an integral part of these financial statements.

Crowd Science, Inc.

Statement of Operations and Comprehensive Loss

(In thousands)

Period from January 1, 2012 to December 28, 2012
Revenue	$697
Operating expenses:
Cost of revenue	1,749
Sales and marketing	1,417
Research and development	572
General and administrative	780

Total operating expenses	4,518
Loss from operations	(3,821)
Interest expense	(255)
Interest income	2

Other expense, net	(253)
Loss before provision for income taxes	(4,074)
Provision for income taxes	2

Net comprehensive loss	$(4,076)

The accompanying notes are an integral part of these financial statements.

Crowd Science, Inc.

Statement of Convertible Preferred Stock and Stockholders' Deficit

(In thousands except share data)

	Series A Convertible Preferred Stock
			Common Stock
					Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2011	20,295,122	$10,581	4,032,500	$1	$139	$(11,513)	$(11,373)
Issuance of common stock upon exercise of stock options	—	—	82,395	—	7	—	7
Stock-based compensation	—	—	—	—	98	—	98
Net comprehensive loss	—	—	—	—	—	(4,076)	(4,076)

Balances at December 28, 2012	20,295,122	$10,581	4,114,895	$1	$244	$(15,589)	$(15,344)

The accompanying notes are an integral part of these financial statements

Crowd Science, Inc.

Statement of Cash Flows

(In thousands)

Period from January 1, 2012 to December 28, 2012
Operating activities:
Net loss	$(4,076)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	735
Stock-based compensation	98
Non-cash accrual of interest	255
Changes in operating assets and liabilities:
Accounts receivable	(61)
Prepaid expenses and other current assets	34
Accounts payable	40
Accrued liabilities	46
Deferred revenue	79

Net cash used in operating activities	(2,850)
Investing activities:
Purchases of property and equipment	(2)
Capitalized software development costs	(233)

Net cash used in investing activities	(235)
Financing activities:
Net proceeds from borrowing under convertible notes payable	1,500
Proceeds from exercise of common stock options	7

Net cash provided by financing activities	1,507
Net decrease in cash and cash equivalents	(1,578)

Cash and cash equivalents at beginning of the period	1,837
Cash and cash equivalents at end of the period	$259

Supplemental disclosures of cash flow information:
Cash paid for interest	$—

Cash paid for income taxes	$1

The accompanying notes are an integral part of these financial statements

Crowd Science, Inc.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Description of Business

  Organization

        Crowd Science, Inc. (the "Company") formerly known as PopSample, Inc. was incorporated in Delaware on November 27, 2007. The Company is a technology company providing online publisher's audience measurement, ad targeting, web analytics, and distributed computing to solve the problem of understanding crowds and people online. This is achieved through the Company's CITRUS™ platform, which combines behavioral and survey-based data, and highly advanced audience segmentation and targeting. Utilizing the Company's proprietary methodologies, SmartSample and SmartControl, the Company's products help online publishers and networks generate highly accurate, actionable insights that increase ad sales, improve ad targeting, inform editorial decisions and site usability, and demonstrate ad campaign effectiveness.

  Basis of Presentation

        The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

2. Summary of Significant Accounting Policies

  Use of Estimates

        The preparation of the Company's financial statements in conformity with GAAP requires it to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, including those related to revenue, the recoverability of long-lived assets, the useful lives of long-lived assets including property and equipment and internally developed software, valuation of common and preferred stock, stock-based compensation, income taxes, and contingencies. The Company bases its estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, when these carrying values are not readily available from other sources. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from the estimates.

  Cash and Cash Equivalents

        The Company considers all highly liquid financial instruments purchased with original maturities of three months or less to be cash equivalents.

  Concentrations and Other Risks

        Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivable. Cash is deposited with one domestic high quality financial institution and cash equivalents are invested in cash deposit and savings accounts. Periodically, such balances may be in excess of federally insured limits.

        Credit risk with respect to accounts receivable is highly concentrated with a few customers. Collateral is not required for accounts receivable. Accounts receivable are written off by the Company when it has been determined that all available collection avenues have been exhausted.

Crowd Science, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

        Three customers accounted for 29%, 22% and 16% of revenue for the period from January 1, 2012 to December 28, 2012. As of December 28, 2012 the Company had one customer that accounted for 87% of total accounts receivable.

  Property, Equipment and Internal-use Software

        Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which are generally three years.

  Internal-Use Software Development Costs

        The Company capitalizes the costs to develop internal-use software when preliminary development efforts are successfully completed, the Company has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, which is three years. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized and amortized over the estimated useful life of the upgrades.

        The Company capitalized approximately $232,000 in internal-use software costs during period from January 1, 2012 to December 28, 2012, respectively, which is included in property, equipment and software on the balance sheets. Amortization expense totaled approximately $687,000 for the period from January 1, 2012 to December 28, 2012, respectively.

  Impairment of Long-lived Assets

        The Company evaluates its long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and their eventual disposition. If the sum of the undiscounted expected future cash flows is less than the carrying amount of those assets, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. To the extent the Company meets the qualifying criteria under the held for sale model, it compares the fair value of the asset or disposal group, less costs to sell to the carrying value of the asset or disposal group. Assets to be disposed of are reported as a separate caption at the lower of the carrying amount or fair value less costs to sell. There was no impairment recorded during the period from January 1, 2012 to December 28, 2012.

  Deferred Rent

        The Company leases facilities in the United States and Canada under non-cancelable operating leases that expire through December 2014. These leases contain various renewal options. The Company recognizes rent holidays and escalating rent provisions on a straight-line basis over the term of the lease. At December 28, 2012, the Company recorded a deferred rent liability related to these facilities of approximately $16,000 that is included in accrued liabilities in the accompanying financial statements.

Crowd Science, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

  Revenue Recognition

        The Company derives its revenues from two sources: (1) subscription revenues, which are comprised of subscription fees from customers accessing the Company's audience management system; and (2) custom research studies.

        The Company commences revenue recognition when all of the following conditions are satisfied:

  •
  There is persuasive evidence of an arrangement;

  •
  The service has been or is being provided to the customer;

  •
  The collection of the fees is reasonably assured; and

  •
  The amount of fees to be paid by the customer is fixed or determinable.

        The Company's subscription service arrangements are non-cancelable and do not contain refund-type provisions.

  Subscription Revenues

        Subscription revenues are recognized ratably over the contract term, which generally is one year, beginning on the commencement date of each contract, which is the date the Company's service is made available to customers. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

  Custom Research Studies and Survey Revenues

        The Company prepares online research studies and surveys for its customers. When these services are not combined with subscription revenues as a single unit of accounting, as discussed below, these revenues are recognized when the studies or surveys are completed and results are provided to the customer.

  Multiple-deliverable Arrangements

        The Company enters into arrangements with multiple-deliverables that generally include subscription, research studies and surveys.

        Under updated accounting guidance, in order to treat deliverables in a multiple-deliverable arrangement as separate units of accounting, the deliverables must have standalone value upon delivery. If the deliverables have standalone value upon delivery, the Company accounts for each deliverable separately. Subscription services have standalone value as such services are often sold separately. In determining whether research studies have standalone value, the Company considers the following factors for each research agreement: availability of the services from other vendors; the nature of the research study or survey; the timing of when research contract was signed in comparison to the subscription service start date; and the contractual dependence of the subscription service on the customer's satisfaction with the research study.

        When multiple-deliverables included in an arrangement are separated into different units of accounting, the arrangement consideration is allocated to the identified separate units based on a relative selling price hierarchy. The Company determines the relative selling price for a deliverable

Crowd Science, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

based on its vendor-specific objective evidence of selling price ("VSOE"), if available, or its best estimate of selling price ("BESP"), if VSOE is not available. The Company has determined that third-party evidence of selling price ("TPE") is not a practical alternative due to differences in its service offerings compared to other parties and the availability of relevant third party pricing information.

        The Company has not established VSOE for its subscription services or research studies due to lack of pricing consistency, the introduction of new services and other factors. Accordingly, the Company uses its BESP to determine the relative selling price.

        The Company determined BESP by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include the Company's discounting practices, the size and volume of the Company's transactions. The determination of BESP is made through consultation with and approval by the Company's management, taking into consideration the go-to-market strategy. As the Company's go-to-market strategies evolve, the Company may modify its pricing practices in the future, which could result in changes in relative selling prices, including both VSOE and BESP.

  Cost of Revenue

        Cost of revenue consists of compensation related expenses (including stock-based compensation expense), facilities-related costs, amortization of internal-use software and web hosting costs.

  Research and Development

        Research and development expenses consist primarily of compensation related expenses (including stock-based compensation expense) incurred for research and development, the development of, enhancements to, and maintenance and operation of the technology platform. Depreciation expense and facilities related costs are also included in research and development.

  Stock-based Compensation

        The Company measures compensation expense for all stock-based payment awards, including stock options granted to employees, directors, and non-employees based on the estimated fair values on the date of the grant. The fair value of each stock option granted is estimated using the Black-Scholes option valuation model. Stock-based compensation is recognized on a straight-line basis over the requisite service period.

  Income Taxes

        The Company records income taxes using the asset and liability method which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, generally all expected future events other than enactments or changes in the tax law or rates are considered. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

        The Company operates in various tax jurisdictions and is subject to audit by various tax authorities. The Company provides for tax contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Tax

Crowd Science, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

contingencies are based upon their technical merits, relative tax law, and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

        The Company records uncertain tax positions in accordance with accounting standards on the basis of a two-step process whereby (1) a determination is made as to whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold the Company recognizes the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority.

  Recently Issued Accounting Standards

        In May 2011, the Financial Accounting Standards Board ("FASB") issued Topic 820—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs ("Topic 820"). Topic 820 changes the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements to ensure consistency between GAAP and International Financial Reporting Standards ("IFRS"). Topic 820 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. Topic 820 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The adoption of this guidance did not have a material impact on the Company's financial statements.

3. Property, Equipment and Software

        Property, equipment and software consisted of the following (in thousands):

December 28, 2012
Office furniture and fixtures	$12
Equipment and computers	15
Internally developed software costs	2,442

Total property, equipment and software	2,469
Less: accumulated depreciation and amortization	(1,635)

Total property, equipment and software, net	$834

Depreciation and amortization expense, including amortization of internal use software costs, was approximately $735,000, for the period from January 1, 2012 to December 28, 2012.

Crowd Science, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

4. Accrued Liabilities

        Accrued liabilities consisted of the following (in thousands):

December 28, 2012
Accrued compensation	$186
Accrued vacation and other employee benefits	64
Other accrued expenses	100

Total accrued liabilities	$350

5. Convertible Notes Payable

        In July 2011 and December 2011, the Company issued convertible notes ("2011 Notes") to investors with an underlying principal value of $2,000,000 and $1,500,000, respectively. The 2011 notes accrue interest at an annual rate of 6% compounded annually, had original maturity dates of January 31, 2012 and July 31, 2012, and the investors have the right to convert the 2011 Notes at the price to be paid by investors in the next qualifying round of equity financing, or in the event that the next round of financing does not occur by the maturity date or in the event of an IPO or liquidation event (liquidation, dissolution or winding up, sale of substantially all of the Company's assets, merger, sale of the Company's stock), at a price per share of $0.50. In 2012, upon the maturity dates of the 2011 Notes, the holders did not request repayment of principal and interest in accordance with the terms of the 2011 Notes, but instead amended the 2011 Notes to extend the maturity date to December 31, 2012. Interest on the 2011 Notes continued to accrue in 2012. Certain assets of the Company are pledged as collateral under the 2011 Notes. As of December 28, 2012, the principal and accrued interest balance related to the 2011 Notes was $3,771,000.

        In May 2012 and August 2012, the Company issued convertible notes ("2012 Notes") to investors with an underlying principal value of $750,000 and $750,000, respectively. The 2012 Notes accrue interest at an annual rate of 6% compounded annually, had original maturity dates of July 31, 2012 and December 31, 2012, and have similar terms to the 2011 Notes. In 2012, upon the maturity dates of the notes issued in May 2012, the holders did not request repayment of principal and interest in accordance with the terms of the 2012 Notes, but instead amended the note to extend the maturity date to December 31, 2012. As of December 28, 2012, the principal and accrued interest balance related to the 2012 Notes was $1,544,000.

6. Commitments and Contingencies

  Leases

        The Company leases its office facilities under various non-cancellable operating leases that expire through December 2014.

        Rental expense was approximately $173,000 for the period from January 1, 2012 to December 28, 2012.

Crowd Science, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

6. Commitments and Contingencies (Continued)

  Future Payments

        As of December 28, 2012, future annual minimum operating lease payments (in thousands) are as follows:

Years Ended December 31,	Operating Leases
2013	$130
2014	121

Total minimum payments	$251

Indemnification Agreements

        In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, and other parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by the Company or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with directors and certain officers and employees that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees.

        While the outcome of these matters cannot be predicted with certainty, the Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on the Company's financial position, results of operations, or cash flows.

7. Convertible Preferred Stock

        Convertible preferred stock as of December 28, 2012 consists of the following:

	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value(1)	Liquidation Preference
Series A	21,000,000	20,295,122	$0.50	$10,581,000	$10,148,000

  (1)
  Amounts are net of issuance costs.

        During December 2007, the Company issued 4,000,000 shares of Series A convertible preferred stock for $0.50 per share. As part of the issuance, the Company incurred approximately $36,000 in issuance costs.

        In April 2009, the Company issued convertible notes ("2009 Notes") to investors with an underlying principal value of $2,000,000. The 2009 Notes accrued interest at a rate of 6% compounded annually. The holders of the 2009 Notes elected to convert all outstanding principal and accrued interest of $2,101,000 into 4,202,520 shares of Series A convertible preferred stock ("Series A Preferred Stock") at $0.50 per share in February 2010.

        In February 2010, the Company issued convertible notes ("2010 Notes") to investors with an underlying principal value of $2,000,000. The 2010 Notes accrued interest at a rate of 6% compounded annually. The holders of the 2010 Notes elected to convert all outstanding principal and accrued

Crowd Science, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

7. Convertible Preferred Stock (Continued)

interest of $2,047,000 into 4,094,247 shares of Series A Preferred Stock at $0.50 per share in August 2010.

        During August 2010, the Company issued 3,998,355 shares of Series A Preferred Stock for $0.50 per share. As part of the issuance, the Company incurred approximately $21,000 in issuance costs.

        During January 2011, the Company issued 4,000,000 shares of Series A Preferred Stock for $0.50 per share.

  Conversion

        Each share of Series A Preferred Stock is convertible at the stockholders' option, at any time after the date of issuance of such number of shares of common stock as is determined by dividing the original issuance price by the applicable conversion price in effect at the date of conversion ("Conversion Rate"). The Conversion Rate in effect at any point in time is subject to adjustment for recapitalizations and certain other dilutive issuances. As of December 28, 2012, the Conversion Rate for Series A Preferred Stock was $0.50 per share.

        Each share of preferred stock automatically converts into shares of common stock, based on the then effective conversion rate for that class, upon the earlier of (i) written request from the holders of the majority of the shares of Series A Preferred Stock then outstanding, or (ii) upon the consummation of an initial public offering which was not less than $1.50 per share and with aggregate gross proceeds of at least $20.0 million.

  Dividends

        Holders of Series A Preferred Stock are entitled to dividends at the annual rate of 8% of the applicable original issue price ($0.50), payable out of funds legally available, prior and in preference to any declaration or payment of any dividend on common stock. Such dividends shall be payable only when, as and if, declared by the board of directors and shall not be cumulative. No dividends on preferred stock have been declared or paid as of December 28, 2012.

  Voting

        The holders of convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which each share of preferred stock could be converted. The holders of shares of the preferred stock are entitled to vote on all matters on which the common stock is entitled to vote. The holders of Series A Preferred Stock, voting separately, are entitled to elect one member of the board of directors. The holders of common stock and preferred stock, voting together as a single class, shall be entitled to elect any remaining members of the board of directors.

  Redemption

        The holders of Series A Preferred Stock do not have redemption rights.

  Liquidation preference

        In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in

Crowd Science, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

7. Convertible Preferred Stock (Continued)

preference to any distribution of any of the assets of the Company to the holders of any common stock, an amount per share equal to $0.50 plus any declared but unpaid dividends on such shares. Thereafter, the remaining assets of the Company will be distributed to the holders of Series A Preferred Stock and common stock on a pro rata basis for the number of shares of common stock held by each assuming full conversion of all such Series A Preferred Stock until the Series A Preferred Stock has received its participation cap or $1.50 per share. Thereafter, the remaining assets of the Company will be distributed ratably to the holders of common stock.

  Anti-dilution Rights

        If the Company issues additional shares of common stock for a consideration per share less than the conversion price for a given series of preferred stock, the conversion price for any affected series of Preferred Stock shall be reduced by multiplying the conversion price by a fraction (the number of shares of outstanding common stock prior to such issuance plus the number shares of common stock that the aggregate consideration received for such additional issuance would purchase at such conversion price divided by the number of shares of common stock outstanding before the issuance of the additional stock plus the additional shares to be issued). Common stock outstanding is defined as common stock outstanding plus common stock issuable upon conversion of outstanding preferred stock plus common stock issuable upon exercise of outstanding options plus common stock issuable upon exercise of outstanding warrants. All shares shall be included in the computation whether vested or unvested, contingent or non-contingent and whether exercisable or non-exercisable.

  Balance Sheet Presentation

        The holders of the outstanding shares of convertible preferred stock have redemption rights in the event of a sale of all or substantially all of the Company's assets, the merger or consolidation of the Company, or upon the sale of more than 50% of the voting power of the Company. As a result, the holders of these preferred shares could require a change in control that would trigger redemption of shares. Accordingly, all shares of convertible preferred stock have been presented outside of permanent equity in the accompanying consolidated balance sheet for the period presented.

8. Stockholders' Deficit

  Common Stock

        At December 28, 2012, there were 4,114,895 shares of common stock issued and outstanding, respectively. The holders of common stock, voting together as a single class, are entitled to elect one member of the board of directors.

Crowd Science, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

8. Stockholders' Deficit (Continued)

  Shares Reserved for Future Issuance

        At December 28, 2012, the Company has reserved the following shares of common stock for future issuances in connection with:

December 28, 2012
Series A convertible preferred stock	20,295,122
Common stock options outstanding	4,439,608
Options available for future issuances	2,845,497

27,580,227

        At December 28, 2012, the Company had not reserved for potential shares of common stock for future issuances in connection with conversion of convertible notes payable described in note 7.

  Equity Incentive Plans

        Under the 2007 Stock Option Plan (the "Plan"), the Company may grant restricted stock awards or stock options to employees, directors, and consultants at prices not less than the fair market value at date of grant. Option vesting schedules are determined by the board of directors at the time of issuance and they generally vest at 25% on the first anniversary of the grant (or the employment or service commencement date) and monthly over the next 36 months. Options generally expire ten years from the date of grant. Unvested options exercised are subject to the Company's repurchase right. The Plan provides for the issuance of a maximum of 7,400,000 shares of which 2,845,497 shares were still available for issuance as of December 28, 2012. The Company issued new shares to satisfy stock option exercises.

        The fair value of the common stock underlying our stock options was determined by our board of directors, which intended all options granted to be exercisable at a price per share not less than the per-share fair value of our common stock underlying those options on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in the valuation model are based on future expectations combined with management judgment. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant.

Crowd Science, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

8. Stockholders' Deficit (Continued)

        The following table summarizes option award activity:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance at December 31, 2011	6,301,649	$0.12
Granted	120,000	0.12
Exercised	(82,395)	0.09
Canceled and forfeited	(1,899,646)	0.12

Balance at December 28, 2012	4,439,608	$0.12	8.31	$4,600

Vested and exercisable as of December 28, 2012	3,312,523	$0.12	8.27	$4,533

Vested as of December 28, 2012 and expected to vest thereafter(1)	4,214,191	$0.12	8.30	$4,587

(1)
Options expected to vest reflect an estimated forfeiture rate.

        The weighted average grant date fair value of options granted in the period from January 1, 2012 to December 28, 2012 was $0.08 per share. The aggregate intrinsic value in the table above represents the difference between the Company's estimated fair value of its common stock and the exercise price of outstanding, in-the-money options. The total intrinsic value of options exercised was approximately $2,000 for the period from January 1, 2012 to December 28, 2012.

        The following table summarizes information about stock options outstanding and exercisable at December 28, 2012.

Outstanding Options
Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life	Vested and Exercisable
$0.08	115,000	5.85	113,333
$0.12	4,324,608	8.38	3,199,190

	4,439,608	8.31	3,312,523

  Stock-based Compensation

        The fair value of options granted to employees is estimated on the grant date using the Black-Scholes option valuation model. This valuation model for stock-based compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation including the expected term (weighted-average period of time that the options granted are expected to be outstanding), the volatility of the Company's common stock, a risk-free interest rate, expected dividends, and the estimated forfeitures of unvested stock options. To the extent actual results differ from the estimates, the difference will be recorded as a cumulative adjustment in the period estimates

Crowd Science, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

8. Stockholders' Deficit (Continued)

are revised. No compensation cost is recorded for options that do not vest. The Company uses the simplified calculation of expected life and volatility is based on an average of the historical volatilities of the common stock of a group of entities with characteristics similar to those of the Company. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. Expected forfeitures are based on the Company's historical experience. The Company currently has no history or expectation of paying cash dividends on common stock.

        The fair value of option grants is determined using the Black-Scholes option valuation model with the following weighted average assumptions:

Period from January 1, 2012 to December 28, 2012
Expected term (years)	6.08
Volatility	72.00%
Risk-free interest rate	0.83 - 1.15%
Dividend yield	—

        The following table summarizes the effects of stock-based compensation related to stock-based awards to employees and non-employees on the Company's accompanying statements of operations (in thousands):

Period from January 1, 2012 to December 28, 2012
Cost of revenue	$11
Sales and marketing	21
Research and development	22
General and administrative	44

Total employee stock-based compensation	$98

        As of December 28, 2012, there was approximately $67,000 of total unrecognized compensation expense related to unvested employee stock options that is expected to be recognized over a weighted-average period of 1.86 years.

        No income tax benefit has been recognized relating to stock-based compensation expense and no tax benefits have been realized from exercised stock options.

Crowd Science, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

9. Income Taxes

        Loss before income taxes relates only to domestic operations. Total income tax expense for the period from January 1, 2012 through December 28, 2012 was comprised of state income taxes.

        The following table presents a reconciliation of the statutory federal rate and the Company's effective tax rate for the period presented:

Period from January 1, 2012 to December 28, 2012
Tax benefit at federal statutory rate	34.0%
Stock-based compensation	(0.6)
Change in valuation allowance	(31.3)
Other non-deductible expenses	(0.1)
Other	(2.0)

Total provision	0.0%

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table presents the significant components of the Company's deferred tax assets and liabilities for the period presented (in thousands):

December 28, 2012
Deferred tax assets:
Accruals and reserves	$45
Net operating loss carry-forwards	6,201
Tax credit carry-forwards	185
Stock-based compensation	8
Fixed assets	26
Accrued related party interest	135

Total deferred tax assets	6,600
Fixed assets	(368)
State taxes	(424)

Total deferred tax liabilities	(792)

Valuation allowance	$(5,808)

Total net deferred tax assets (liabilities)	$—

        A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Company established a full valuation allowance to offset domestic net deferred tax assets as of December 28, 2012 due to the uncertainty of realizing future tax benefits from its net operating loss carry forwards and other deferred tax assets. The Company valuation allowance as of December 28, 2012 was attributable to the uncertainty of realizing future tax benefits from U.S. net operating losses and other deferred tax assets. The federal and state valuation allowance increased by approximately $1,482,000 during the period from January 1, 2012 to December 28, 2012.

Crowd Science, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

9. Income Taxes (Continued)

        As of December 28, 2012, the Company has U.S. federal net operating loss carry forwards of approximately $15 million, expiring beginning in 2027 and state net operating loss carry forwards of approximately $13 million, expiring beginning in 2017. As of December 28, 2012, The Company also has federal research and development tax credits of approximately $113,000, expiring beginning in 2028. As of December 28, 2012, the Company has state research and development tax credits of approximately $131,000, which carries forward indefinitely. The Company also has other state tax credits of $19,000, which expires in 2019.

        Internal Revenue Code section 382 places a limitation (the "Section 382 Limitation") on the amount of taxable income that can be offset by net operating carry forwards after a change in control of a loss corporation. Generally, after a change in control, a loss corporation cannot deduct operating loss carryovers in excess of the Section 382 Limitation. Management has determined that any limitation imposed by Section 382 will not have significant impact on the utilization of its net operating loss and credit carry forwards against taxable income in future periods.

        Effective January 1, 2009, the Company adopted a new accounting standard that provides guidance on accounting for uncertainty in income taxes. The adoption had no effect on the Company's accompanying financial statements. A reconciliation of the beginning and ending balances of the unrecognized tax benefits during the period from January 1, 2012 to December 28, 2012 consist of the following (in thousands):

Period from January 1, 2012 to December 28, 2012
Unrecognized benefit—beginning of period	$55
Gross increases—current year tax positions	5

Unrecognized benefit—end of period	$60

        Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense and were immaterial. The Company files income tax returns in the United States and various state jurisdictions. The tax periods 2007 through 2012 remain open in most jurisdictions. In addition, any tax losses and research and development credit carry forwards that were generated in prior years and carried forward may also be subject to examination by respective taxing authorities. The Company is not currently under examination by income tax authorities in federal or state jurisdiction.

10. Subsequent Events

        The Company has evaluated subsequent events and transactions through April 3, 2013, which is the date the financial statements set forth herein were issued.

        On December 28, 2012, the Company was acquired by YuMe, Inc. The purchase price consisted of $1.1 million in cash and 2,000,000 shares of Series D-1 convertible preferred stock of YuMe, Inc. YuMe, Inc. held back $49,000 in cash and 400,000 shares of Series D-1 convertible preferred stock until the second anniversary of the closing date subject to the satisfaction of certain conditions. In addition, certain employees of the Company were offered employment with the purchasing entity. As part of the acquisition, the holders of the convertible notes payable cancelled $5.3 million of principal and interest outstanding as of December 28, 2012 for consideration received.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        On December 28, 2012, YuMe, Inc. ("YuMe" or the "Company") completed the acquisition of Crowd Science, Inc. ("Crowd Science"), a technology company providing online digital media properties audience measurement, ad targeting and web analytics.

        The following unaudited pro forma condensed consolidated financial information is based on the historical financial statements of YuMe and Crowd Science and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed consolidated financial information.

        The unaudited pro forma condensed consolidated statement of operations for the fiscal year ended December 31, 2012, has been prepared to reflect the acquisition of Crowd Science as if it had occurred on January 1, 2012, the first day of YuMe's 2012 year. The unaudited pro forma condensed consolidated statement of operations was derived from the audited historical consolidated statement of operations of the Company for the year ended December 31, 2012 and the historical audited consolidated statement of operations of Crowd Science for the period from January 1, 2012 to December 28, 2012.

        The acquisition has been accounted for using the purchase method of accounting. Under the purchase method of accounting, the total purchase price presented in the accompanying unaudited pro forma condensed consolidated financial statements was allocated to the assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase price over the net of the amount assigned to tangible and identifiable intangible assets acquired and liabilities assumed is considered goodwill.

        The unaudited pro forma condensed consolidated financial information is presented for illustration purposes only and is not intended to represent what YuMe's results of operations would actually have been if the acquisition had occurred on those dates or to project the Company's results of operations for any future period. The unaudited pro forma condensed consolidated financial information does not include any adjustments for liabilities resulting from integration planning.

        The unaudited pro forma condensed consolidated financial information included herein has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to these rules and regulations; however, management believes that the disclosures are adequate to make the information presented not misleading.

        The unaudited pro forma condensed consolidated financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed consolidated information as well as YuMe's and Crowd Science's historical consolidated financial statements and accompanying notes included in this prospectus.

Unaudited Pro Forma Condensed Consolidated Statements of Operations

(in thousands, except per share data)

	Historical
	YuMe, Inc. Year Ended December 31, 2012	Crowd Science, Inc. Period from January 1, 2012 to December 28, 2012	Acquisition Pro Forma Adjustments		Pro Forma Consolidated
Revenue	$116,744	$697	$—		$117,441
Cost of Revenue and Operating Expenses	109,602	4,518	(231)	(A),(B)	113,889

Income (loss) from operations	7,142	(3,821)	231		3,552
Interest expense	(117)	(255)	255	(C)	(117)
Other income (expense), net	(147)	2	—		(145)

Income (loss) before income taxes	6,878	(4,074)	486		3,290
Income tax expense	(612)	(2)	—		(614)

Net income (loss)	$6,266	$(4,076)	$486		$2,676

Net income (loss) attributable to common stockholders	$89				$—

Net income (loss) per share attributable to common stockholders:
Basic	$0.02				$0.00

Diluted	$0.02				$0.00

Weighted-average number of shares used in computing net income (loss) per share attributable to common stockholders:
Basic	4,716				4,716

Diluted	5,545				5,545

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL INFORMATION

NOTE 1—BASIS OF PRESENTATION

        On December 28, 2012, YuMe completed the acquisition of Crowd Science. All of the share capital for Crowd Science was acquired in exchange for $1.1 million in cash and 2,000,000 shares of Series D-1 convertible preferred stock valued at $3.3 million, for total consideration of $4.4 million. The Company held back $49,000 in cash and 400,000 shares of Series D-1 convertible preferred stock until the second anniversary of the closing date, subject to fulfillment of certain conditions. The goodwill generated from the business combination is primarily related to expected synergies. The goodwill is deductible for U.S. federal income tax purposes.

        The acquisition was accounted for as a business combination in accordance with ASC 805 with the results of the acquired company's operations included in the consolidated financial statements starting on December 28, 2012. The key factors underlying the acquisition were to acquire technology that would enhance audience reach and targeting across all video devices.

NOTE 2—PRO FORMA STATEMENT OF OPERATIONS ADJUSTMENTS

        The pro forma statements of operations adjustments include:

  (A)
  To reflect adjustment to amortization for purchased technology;

  (B)
  To reflect the reduction of transaction related expenses incurred as part of the acquisition; and

  (C)
  To reflect the elimination of interest expense related to Crowd Science's convertible notes.

More than **EIGHT BILLION** annual in-stream brand video impressions served

257 MILLION unique monthly viewers globally

500 advertising customers

64 of the Ad Age Top 100 Advertisers

Used by more than **1,500** digital media properties

More than **200 BILLION** data points collected annually

More than **21,000** brand video campaigns served

The Science Behind Influence™

EMBED
LEARN
Placement
LEARN
Audience
DELIVER

YuMe

5,125,000 Shares

YuMe, Inc.

Common Stock

PROSPECTUS

August 6, 2013

Citigroup	Deutsche Bank Securities
Barclays
Needham & Company	Piper Jaffray

        Until August 31, 2013 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.